

Letter from Chief Executive Officer and President

Directors and Executive Officers

I. Notice of 2010 Annual Meeting

II. Proxy Statement

III. Annual Report on Form 10-K
For the year ended December 31, 2009

Stockholder Information

Bank of Granite
---CORPORATION---

To our Stockholders, Customers, Employees & Friends,

We finished 2008 optimistic that the unprecedented challenges of that year were the worst of it. In fact, 2009 has been much more difficult on the banking industry. Our year was another disappointing one for Bank of Granite. Credit costs have continued to outpace gains we have made through risk based pricing on our loans and expense control.

For the year ended December 31, we reported a loss of $25.6 million or $1.66 share. Our loss in 2008 was $36.3 million and $2.35 per share. Our net interest income stabilized at approximately $8 million per quarter for the last three quarters. As a result of significant staff reductions, our personnel expenses were down 25.5% resulting in a savings of $5.5 million.

Unfortunately, the efforts cited above were not enough to offset $28.7 million in provision for loan losses compared to a provision of $30.2 million in 2008. We are confident of our management of "controllables". The asset quality issue however, is dictated by an economic malaise that is unprecedented. This fact is manifested in bank performance across the country.

Under current conditions our first priority is liquidity, which we are keeping at a high level. Our second is the preservation of capital through balance sheet management and efficient problem asset resolution realizing the best possible outcomes. We have an outstanding group resolving problem assets and have added to that team as necessary.

We have steady contact with our regulators and have met their bench marks and required reporting with the exception of raising capital. Markets are extremely tight for equity offerings for community banks right now. While we continue to explore every opportunity to increase our capital, a measured decrease in our balance sheet is the only substantial progress to date.

We are grateful to a solid base of loyal core customers as deposits are relatively stable, down only 3.5% despite poor earnings performance and the Regulatory Order. Our commitment to exceptional service levels has truly made a difference in this difficult period for banking.

I would not have ever predicted that our industry and Bank of Granite would be suffering the current challenges. Therefore, forecasts of any kind are irrational. I can guarantee however, we will continue everyday to manage our company with a view to retaining good business and managing our costs obsessively. We cannot control this economy but we are good for the fight.

As our shareholders, we thank you for your loyalty and your patience.



Bank of Granite
CORPORATION

R. Scott Anderson
Chief Executive Officer and President
March 31, 2010

Board of Directors

John N. Bray
Chairman
Bank of Granite Corporation;
Chairman, Director and Chief Executive Officer, Vanguard Furniture, Incorporated
Hickory, NC

Paul M. Fleetwood, III
Vice Chairman
Bank of Granite Corporation;
President, Corporate Management Services, Incorporated
(Real estate management);
Treasurer, Catawba Valley Building Supply, Incorporated, Hickory, NC

R. Scott Anderson
Chief Executive Officer and President
Bank of Granite Corporation
Granite Falls, NC

Joseph D. Crocker
Assistant Secretary for Community Development
NC Department of Commerce
Raleigh, NC

Leila N. Erwin
Owner, More Lace Gift Shop, Morganton, NC;
President, Morris Investment Company
(Investment and real estate management),
Charlotte, NC

Hugh R. Gaither
President and Chief Executive Officer
Flagship Brands, LLC (Performance socks)
Conover, NC

James Y. Preston
Of Counsel, Parker Poe Adams & Bernstein, LLP, Charlotte, NC

Boyd C. Wilson, Jr., CPA
Executive Vice President, Broyhill Investments, Inc. (Investment management);
Vice President and Chief Financial Officer
BMC Fund, Inc.
(Regulated investment company)
Lenoir, NC

Executive Officers

R. Scott Anderson
Chief Executive Officer and President

Jerry A. Felts
Chief Operating Officer and Chief Financial Officer

Samuel M. Black
Secretary, Senior Vice President, and Sales Director

D. Mark Stephens
Senior Vice President, Operations Director and Chief Information Officer

Forward Looking Statements

The discussions included in this annual report contain statements that may be deemed forward looking statements within the meaning of the Private Securities Litigation Act of 1995, including Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from these statements. For the purposes of these discussions, any statements that are not statements of historical fact may be deemed to be forward looking statements. Such statements are often characterized by the use of qualifying words such as “expects,” “anticipates,” “believes,” “estimates,” “plans,” “projects,” or other statements concerning opinions or judgments of the Company and its management about future events. The accuracy of such forward looking statements could be affected by certain factors, including but are not limited to, the financial success or changing conditions or strategies of the Company’s customers or vendors, fluctuations in interest rates, actions of government regulators, the availability of capital and personnel, failure to comply with regulatory orders, and general economic conditions. For additional factors that could affect the matters discussed in forward looking statements, see the “Risk Factors” section of the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, which is included in this mailing.

Bank of Granite

——— CORPORATION ———

23 NORTH MAIN STREET
GRANITE FALLS, NORTH CAROLINA 28630
(828) 496-2000

Notice of Annual Meeting of Stockholders - April 26, 2010

TO OUR STOCKHOLDERS:

The Annual Meeting of Stockholders of Bank of Granite Corporation will be held on Monday, April 26, 2010 at 10:30 a.m. local time. The meeting will be held at the Crowne Plaza (formerly Holiday Inn - Select), 1385 Lenoir Rhyne Boulevard, S.E. (at Interstate 40, Exit #125), Hickory, North Carolina for the following purposes:

1. To elect seven directors to hold office until the next annual stockholders meeting or until their respective successors are elected and qualified;

2. To ratify the selection of Dixon Hughes PLLC as our independent accountants for the fiscal year ending December 31, 2010; and

3. To transact such other business as may properly be brought before the meeting or any adjournment thereof.

Information about these matters is included in the Proxy Statement accompanying this notice. Only stockholders of record at the close of business on March 8, 2010 are entitled to receive notice of, and to vote at, this meeting.

Bank of Granite Corporation's 2010 Annual Stockholders Meeting Proxy Ballot, Proxy Statement and 2009 Annual Report on Form 10-K are enclosed with this Notice. These documents are also available at www.cfpproxy.com/3843.

YOUR VOTE AND PROMPT RESPONSE IS IMPORTANT. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN YOUR PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. IF YOU ATTEND THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON. YOUR PROMPT RESPONSE WILL SAVE YOUR COMPANY THE EXPENSES AND EXTRA WORK OF ADDITIONAL SOLICITATION.

By order of the Board of Directors
Bank of Granite Corporation



R. Scott Anderson
Chief Executive Officer and President

Granite Falls, North Carolina
March 31, 2010

Important Notice Regarding The Availability Of Proxy Materials For The Shareholder Meeting To Be Held On April 26, 2010:

The Proxy Statement and 2009 Annual Report on Form 10-K are also available at www.cfpproxy.com/3843.

Directions to
Bank of Granite Corporation's
Annual Meeting



To Granite Falls, Lenoir, Boone & points north
Hickory
321
70
Lenoir Rhyne Boulevard
To Winston-Salem, Greensboro, Statesville & points east
EXIT 125
40
40
To Asheville, Morganton & points west
70
321
To Charlotte, Lincolnton, Gastonia & points south
Crowne Plaza
(Formerly Holiday Inn - Select)
1385 Lenoir Rhyne Boulevard, S.E.

Directions to the Crowne Plaza in Hickory:

1. Take **Exit 125** from **Interstate 40**.
2. If exiting from **eastbound Interstate 40**, turn **right** onto **Lenoir Rhyne Boulevard**.
   If exiting from **westbound Interstate 40**, turn **left** onto **Lenoir Rhyne Boulevard**.
3. The **Crowne Plaza** will be **1 block** on the **left**.

If needed, telephone numbers are:

Bank of Granite in Hickory - **828 345-6800**
Crowne Plaza in Hickory - **828 323-1000**

Bank of Granite
---CORPORATION---

PROXY STATEMENT

SOLICITATION, VOTING AND REVOCABILITY OF PROXY

General

The accompanying Proxy is solicited by the Board of Directors of Bank of Granite Corporation (the "Company") for use at the Annual Meeting of Stockholders to be held on April 26, 2010, and any adjournment thereof. The time and place of the meeting is set forth in the accompanying Notice of Meeting. The approximate date on which this Proxy Statement and the accompanying Proxy are first being mailed or given to stockholders of the Company is April 5, 2010.

Copies of the Company's Annual Report on Form 10-K for 2009 are provided with this Proxy Statement and have been sent to each stockholder with this Proxy Statement. These documents are also available at www.cfpproxy.com/3843.

Solicitation

All expenses of preparing, printing, and mailing the Proxy and the cost of all material used in the solicitation thereof will be borne by the Company. In addition to the mailings, proxies may be solicited in person or by telephone by directors, officers, and other employees of the Company, none of whom will receive additional compensation for their services.

Revocability of Proxy

The accompanying Proxy is revocable at any time prior to its exercise by filing a written request with Samuel M. Black, Secretary, Bank of Granite Corporation, P.O. Box 128, Granite Falls, North Carolina, 28630, by voting in person at the Annual Meeting, by presenting a duly executed proxy bearing a later date or by following instructions provided by a broker through which you hold your shares.

Voting Securities and Vote Required for Approval

Only the holders of record of common stock of the Company at the close of business on March 8, 2010 are entitled to receive notice of the Annual Meeting of Stockholders and to vote on such matters to come before the Annual Meeting or any adjournment thereof. At the close of business on March 8, 2010, the record date, the Company had 15,454,000 shares of common stock outstanding, par value $1.00 per share, which is the only class of stock outstanding.

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of common stock of the Company entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting and any adjournment thereof.

Shares represented by proxies marked "Abstain" or "Withheld" and "broker non-votes" will be counted in determining whether a quorum is present, but will not be counted as having voted for or against the proposal in question. A "broker non-vote" is a proxy submitted by a broker that does not indicate a vote for some or all proposals because the broker does not have discretionary voting authority on some types of proposals and has not received instructions from its client as how to vote on such proposals.

Cumulative voting is not permitted, and stockholders do not have dissenters' rights with respect to any of the matters to be considered.

Stockholders may designate a person or persons other than those named in the enclosed Proxy to vote their shares at the Annual Meeting or any adjournment thereof. In each case where a stockholder has appropriately specified how the Proxy is to be voted, the Proxy will be voted in accordance with his or her specifications. Executed but unmarked Proxies that are returned to the Company will be voted (1) in favor of the slate of directors set forth in Proposal 1 (Election of Directors), and (2) in favor of Proposal 2 (Ratification of Dixon Hughes PLLC as the Company's independent accountants). As to any other matter or business that may be brought before the Annual Meeting, or any adjournment thereof, a vote will be cast pursuant to the accompanying Proxy as recommended by the Board of Directors or, if no recommendation is given, in accordance with the judgment of the person or persons voting the same. The Company's management and Board of Directors do not know of any other matter or business to be brought before the stockholders at the Annual Meeting.

Director nominees will be elected by a plurality of the votes cast. Plurality approval means that the seven (7) director nominees with the most votes will be elected. Proposal 2 (Ratification of Selection of Accountants) requires approval by a majority of the votes cast at the meeting.

The Board of Directors unanimously recommends a vote in favor of Proposals 1 and 2.

PRINCIPAL HOLDERS OF VOTING SECURITIES

As of March 8, 2010, our records and other information available from outside sources indicated that the following stockholder was a beneficial owner of more than five percent (5%) of the outstanding shares of the Company's common stock. The information below is as reported in the stockholder's filings with the Securities and Exchange Commission. To our knowledge, no other individual stockholder or group (as such term is used in the Securities Exchange Act of 1934) of stockholders beneficially owned more than five percent (5%) of the Company's outstanding common stock on the record date.

	Amount and Nature of Beneficial Ownership	
	Common Stock	
Name and Address	Shares	Percent of Class
John A. Forlines, Jr. (1) 36 Pinewood Road Granite Falls, North Carolina 28630	856,211	5.54%

Notes: (1) Mr. Forlines reports sole voting and investment power with regard to 835,574 shares of common stock. In addition, Mr. Forlines reports investment power with regard to 20,637 shares of common stock held in Bank of Granite's "tax-qualified" retirement plans for the benefit of Mr. Forlines. This information is based on the Schedule 13G/A dated February 2, 2010 filed with the Securities and Exchange Commission by John A. Forlines, Jr. and reporting beneficial ownership as of December 31, 2009.

On the record date, the Company's common stock was owned by approximately 6,000 individuals and other entities, holding stock either as holders of record, holders of shares registered in street name or as beneficial owners.

CORPORATE GOVERNANCE

The Company and its Board of Directors remains committed to ethical business practices, transparency in financial reporting and effective corporate governance. We periodically compare our corporate governance practices with those of other companies, both in and out of our industry, as well as the requirements of the Sarbanes-Oxley Act of 2002 and the NASDAQ Global Select Market in an effort to determine appropriate changes that serve to strengthen our corporate governance practices. Among the practices we believe add strength to our governance are the following:

General Practices

- High ethical standards have long been a priority for our directors, management and employees.
- Our directors, management and employees have agreed to abide by the Company's Ethics Policy.
- A substantial majority of our directors, seven of the eight, meet the NASDAQ criteria for "independent" directors.
- Our nonemployee directors meet at least twice per year without management.
- Our nonemployee directors have responsibility for management succession.
- All loans to directors and their associates from the Company or its subsidiaries are approved by the Board of Directors and are made in compliance with the provisions of Federal Reserve Board Regulation O, specifically these loans are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with nonaffiliates and do not involve more than the normal risk of collectibility or present other unfavorable features. None of these loans are classified as non-accrual, restructured, or potential problem loans.
- All deposit, investment, fiduciary or other relationships with the Company or any of its subsidiaries by directors or other affiliates are conducted in the ordinary course of business on substantially the same terms and conditions as available to other nonaffiliated customers for comparable transactions of the subsidiary involved.
- Our directors annually review the Board's leadership structure and rationale to determine whether the same or separate persons serve as the Chief Executive Officer and Chairman of the Board of Directors. For several years our Chief Executive Officer and Chairman has been a separate person.
- The Board, taking into account reports from its committees, has oversight of risk assessment including monitoring and managing liquidity, credit, market, operational, reputational and compliance risk.

Audit Committee Practices

- The Committee operates under a charter approved by the Board of Directors, which charter is reviewed at least annually.
- At least one Committee member meets the Securities and Exchange Commission criteria for a "financial expert."
- The Committee reviews our financial statements with management and the independent auditors.
- The Committee makes inquiries of management as to the nature and management of significant risks inherent in our business activities.
- The Committee makes inquiries of management as to the nature of significant judgments made by management in the preparation of our financial statements.
- The Committee appoints, reviews and assesses the performance of our independent auditors.
- The Committee approves all audit and non-audit services (including the fees therefor) performed by our independent auditors.
- The Committee reviews and assesses the performance of our internal auditors.
- The Committee periodically meets in executive session with the independent auditors or selected members of management.

Nominating and Corporate Governance Committee Practices

- The Committee operates under a charter approved by the Board of Directors, which charter is reviewed at least annually.
- The Committee makes recommendations to the Board regarding the size and composition of the Board.
- The Committee recommends to the Board director nominees to be presented for consideration by the stockholders, determining that each director nominee has the necessary qualifications and skills required to fulfill the current board directorship. Each candidate for election is nominated based on his or her professional experience, recognized achievement in his or her respective field, an ability to contribute to some aspect of the Company's business and the willingness to make the commitment of time and effort required of a director. Maturity of judgment and community leadership are important for members of the Board.
- The Committee assesses diversity based on experience, gender and race in identifying director nominees.
- The Committee reviews any legal proceedings involving any executive officer, director or director nominee during the past 10 years.
- The Committee reviews management succession plans with the Board and the Chief Executive Officer.
- The Committee develops and manages the self-evaluation process for the Board and each of its committees.
- The Committee develops and recommends to the Board minimum standards and qualifications for director nominees.

- The Committee reviews and recommends to the Board changes in the frequency, structure and content of Board meetings.
- The Committee reviews directors fees and other compensation to be paid to directors and advises the Compensation Committee on such matters.

Compensation Committee Practices

- The Committee operates under a charter approved by the Board of Directors, which charter is reviewed at least annually.
- The Committee oversees our efforts to attract and retain executive management.
- The Committee monitors the competitiveness of our compensation arrangements with executive management.
- The Committee reviews our compensation arrangements with executive management and recommends such arrangements to the Board for approval, and administers oversight function regarding risk related to compensation arrangements.
- The Committee periodically reviews our stock-based compensation plans, recommends revisions to such plans or new plans to the Board and approves grants made under such plans.

DIRECTOR NOMINEES

Our Board of Directors is responsible for nominating members to the Board and for filling vacancies on the Board that may exist between annual meetings of our stockholders. The Board has delegated the initial screening process for director nominees to the Nominating and Corporate Governance Committee, which has established certain general qualifications for Board membership. Although a director nominee is not required to meet each of the qualifications (except to the extent required by our bylaws), the Nominating and Corporate Governance Committee and the Board believe that all nominees should possess the highest personal and professional ethics, integrity and values, as well as practical wisdom, mature judgment and a commitment to representing the long-term interests of our stockholders. In addition, nominees should possess expertise that is useful to us and that complements the background and experience of other Board members. Director nominees should also be willing and able to devote the appropriate amount of time to our business, including regular attendance at director meetings and attendance of our annual stockholder meeting. Nominees should not have any significant conflicts of interest. Pursuant to our bylaws, not less than 3/4 of our directors must be residents of the State of North Carolina at the time of their election to the Board; therefore, the Nominating and Corporate Governance Committee and the Board will take residency of nominees into account in their evaluation. Nominees should also be familiar with our market area. Also in accordance with our bylaws, no individual is eligible for election or re-election to the Board after his or her 72nd birthday; provided that any incumbent director may continue his or her then-current term following his or her 72nd birthday. A director may not serve as attorney for any other financial institution or bank or savings and loan holding company and may not be a member of the board of directors of any other financial institution or bank or savings and loan holding company. The Nominating and Corporate Governance Committee and the Board will apply these criteria when evaluating all director nominees, including current board members being considered for nomination for re-election. James Y. Preston will not be eligible for re-election in 2010 due to the age requirement.

When seeking candidates for director, the Nominating and Corporate Governance Committee may solicit suggestions from incumbent directors, management or others. Our Nominating and Corporate Governance Committee normally recommends and nominates individuals to serve as directors. However, stockholders may also nominate candidates for director, provided that such nominations are made in writing and are received at our executive offices by the required deadline. For the 2010 Annual Meeting of Stockholders, the deadline is December 27, 2010 (which is 90 days prior to the expected date of the 2011 Proxy Statement). Any nomination should be sent to the attention of the Company Secretary and must include, concerning the director nominee, the following information: full name, age, date of birth, educational background and business experience, including positions held for at least the preceding five years. The nomination must also include home and business addresses and telephone numbers and include a signed representation by the nominee to timely provide all information requested by us as part of our disclosure in regard to the solicitation of proxies for the election of directors. The name of each such candidate for director must be placed in nomination at the Annual Meeting by a stockholder present in person. The nominee must also be present in person at the meeting. A vote for a person who has not been duly nominated pursuant to these requirements is void.

The Nominating and Corporate Governance Committee's process for recommending Board candidates; whether such candidates were recommended by the Board or a shareholder, begins with a preliminary assessment of each candidate based on his or her resume and biographical information. Although the Committee does not have a formal diversity policy, the Committee considers the diversity of the nominees. Each individual's specific qualifications, experience, attributes and skills are evaluated against the criteria stated above and our needs at the time. After preliminary assessments, the candidates who appear best suited to fill vacancies may be invited to participate in a series of interviews, although incumbent directors will generally not be required to interview again. On the basis of information learned during this process, the Nominating and Corporate Governance Committee will determine which nominees to recommend to the Board. The Committee does not currently use the services of any third-party search firm to assist it in identifying or evaluating candidates.

Each of the nominees listed below has been identified as possessing good judgment, strength of character, and an independent mind, as well as a reputation for integrity and the highest personal and professional ethics. Each nominee also brings a strong and unique background and set of skills to the Board of Directors, giving the Board, as a whole, competence and experience in a wide variety of areas. Considering the small size of our Board, the Nominating and Corporate Governance Committee believes that the membership of the Board has a good level of diversity in terms of experience, gender and race.

STOCKHOLDER COMMUNICATIONS WITH BOARD OF DIRECTORS

The Board provides a process for stockholders to send communications to the Board or any of the directors. Stockholders may send written communications to the Board or to any of the directors c/o Samuel Black, Secretary, Bank of Granite Corporation, P.O. Box 128, Granite Falls, North Carolina, 28630. All communications will be compiled by the Secretary of the Company and submitted to the Board or the individual directors on a periodic basis.

ETHICS POLICY

We have adopted a written Ethics Policy that applies to all directors, officers and employees, including our chief executive officer and chief financial officer. The Ethics Policy is available on our website at www.bankofgranite.com under "Investor Relations - Corporate Governance". Copies are available, free of charge, upon written request to Samuel Black, Secretary, Bank of Granite Corporation, P.O. Box 128, Granite Falls, North Carolina, 28630.

INFORMATION ABOUT THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

The Boards of Directors of the Company, our bank subsidiary, Bank of Granite (the "Bank"), and our mortgage bank subsidiary, Granite Mortgage, Inc., are composed of the same persons.

Our Board of Directors has determined that each of our 2009 director nominees, other than R. Scott Anderson, meets the current independence requirements under the listing standards of the NASDAQ Global Select Market. The Board has also determined that each of the members of our Audit Committee is "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934.

The Board based these determinations primarily on a review of the responses of our directors to questions regarding employment and compensation history, affiliations and family and other relationships and on discussions with the directors.

During the fiscal year ended December 31, 2009, the Company's Board of Directors held 15 meetings, the Bank's Board held 15 meetings and Granite Mortgage's Board held 6 meetings. All members of the Company's Board attended 75% or more of the aggregate of the total number of meetings of the Board and the total number of meetings held by committees of the Board of which they are members. It is our policy that all of our directors attend the Annual Meeting of Stockholders. All of the nominees at the 2010 Annual Meeting of Stockholders attended the 2009 Annual Meeting.

Director compensation arrangements for 2010 have not yet been addressed by the Board of Directors and currently remain the same as 2009, as discussed in "Director Compensation" below. The Company's Board has standing audit, nominating and corporate governance, and compensation committees. The functions, composition and frequency of meetings for the audit, nominating and corporate governance, and compensation committees in fiscal year 2009 were as follows:

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE - The Nominating and Corporate Governance Committee is currently composed of independent directors Boyd C. Wilson, Jr., Chairman, John N. Bray, Leila N. Erwin, Hugh R. Gaither, and James Y. Preston. All members of the Committee are independent under the standards of the NASDAQ Global Select Market. The Nominating and Corporate Governance Committee makes recommendations to the Board of Directors with respect to nominees for election as directors. The Nominating and Corporate Governance Committee will consider stockholder nominees for Company Board membership. Any stockholder wishing to nominate a candidate for director must follow the procedures set forth in the section of this Proxy Statement entitled "Director Nominees." During 2009, the Nominating and Corporate Governance Committee held 2 meetings. A more complete description of the functions of the Nominating and Corporate Governance Committee is provided in the "Corporate Governance" section of the proxy statement and in the Committee's charter, which was approved by the Board on January 25, 2010, a copy of which can be viewed on our website at www.bankofgranite.com under "Investor Relations - Corporate Governance."

COMPENSATION COMMITTEE - The Compensation Committee is currently composed solely of independent directors Hugh R. Gaither, Chairman, Joseph D. Crocker, Leila N. Erwin, and Paul M. Fleetwood, III. None of the members of the Compensation Committee is a current or former officer of the Company or any of its subsidiaries. The Compensation Committee annually reviews and recommends to the Board for approval the compensation of all of our executive officers and considers recommendations by our management regarding the granting of stock options. The Compensation Committee has the authority to delegate any of its responsibilities to subcommittees of its members. It also has the authority to engage outside consultants and advisors, including compensation consultants. No such consultants were engaged in 2009. The Compensation Committee reports annually to our stockholders regarding its role in the compensation discussion of this Proxy Statement. Additional information about the Committee and its functions can be found in the "Corporate Governance" section of this proxy statement and in the Committee's charter approved by the Board of Directors on December 21, 2009, which can be viewed on our website at "www.bankofgranite.com under Investor Relations - Corporate Governance." The Compensation Committee held 4 meetings during 2009.

AUDIT COMMITTEE - The Audit Committee is currently composed solely of independent directors Paul M. Fleetwood, III, Chairman, Joseph D. Crocker, Hugh R. Gaither, and Boyd C. Wilson, Jr., CPA. The Audit Committee, whose members are neither officers nor employees of the Company or the Bank, includes among its responsibilities: the review of annual and interim financial statements and any related certifications, reports or opinions; the general oversight of the internal audit function; the review of external audit and regulatory examination findings; the selection, retention and performance of our independent accountants; the review of the integrity and adequacy of financial reporting processes; the review of the effectiveness of the internal and external audit processes; and the establishment and review of the adequacy of procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls or auditing matters. Additional information about the Committee and its functions can be found in the "Corporate Governance" section of this proxy statement and in the Committee's charter, approved by the Board of Directors on December 21, 2009, which can be viewed on our website at www.bankofgranite.com under "Investor Relations - Corporate Governance." The Board has determined that Mr. Wilson qualifies as an "audit committee financial expert" for purposes of the rules and regulations of the Securities and Exchange Commission, and that Mr. Wilson and all other members of the Audit Committee are independent directors under the independence requirements of the NASDAQ Global Select Market and the Securities and Exchange Commission.

AUDIT COMMITTEE REPORT

In accordance with its written charter, which was amended by the Board of Directors on December 21, 2009, the Audit Committee of the Board assists the Board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices. During 2009, the Audit Committee held 3 meetings. The Audit Committee Chair, as representative of the Audit Committee, discussed the interim financial information contained in each quarterly report with the Chief Financial Officer and independent auditors prior to the publication or filing of such quarterly report.

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and us that might bear on the auditors' independence consistent with the requirements of the Public Company Accounting Oversight Board, discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors' independence. The Audit Committee also discussed with management, the internal auditors and the independent auditors the quality and adequacy of our internal controls and the internal audit function's organization, responsibilities, budget and staffing. The Audit Committee reviewed with both the independent and the internal auditors their audit plans, audit scope, and identification of audit risks.

The Audit Committee discussed and reviewed with the independent auditors all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees," as adopted by the Public Company Accounting Oversight Board in Rule 3200T, and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. The Audit Committee also discussed the results of the internal audit examinations.

The Audit Committee reviewed our audited financial statements as of and for the year ended December 31, 2009 with management and the independent auditors. Management has the responsibility for the preparation of our financial statements, and the independent auditors have the responsibility for the examination of those statements. Based on this review and discussions with management and the independent auditors, the Audit Committee recommended to the Board that our audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, for filing with the Securities and Exchange Commission. The Audit Committee also recommended the reappointment, subject to stockholder ratification, of the independent auditors, and the Board concurred in such recommendation.

The Audit Committee has considered whether the provision of non-audit services by its independent auditors is compatible with maintaining the auditor's independence and has concluded that the provision of such services does not interfere with the independence of our auditors.

Bank of Granite Corporation
Audit Committee of the Board of Directors
Paul M. Fleetwood, III, Chairman
Joseph D. Crocker
Hugh R. Gaither
Boyd C. Wilson, Jr., CPA

ELECTION OF DIRECTORS
(Proposal 1)

Seven directors are being considered for election at the Annual Meeting, each to hold office for one year or until a successor is elected and qualified. The Company's directors/nominees are shown below along with biographical summaries and a statement of beneficial ownership of common stock. The information is presented, unless otherwise indicated, as of March 8, 2010.

All of the nominees shown below have been previously elected as directors by the Company's stockholders and are currently serving on the Board of Directors.

All nominees have indicated that they are willing to serve as directors if elected. In the event a nominee becomes unwilling or unable to serve as director, which is not anticipated, the shares represented by proxy will be voted for the Board's substitute nominee.

The Board of Directors unanimously recommends that the stockholders elect the Nominees shown in the following table by voting FOR Proposal 1. Proxies cannot be voted for a greater number of persons than the number of named nominees.

DIRECTORS/NOMINEES AND NONDIRECTOR EXECUTIVE OFFICERS

Biographical summaries, including principal occupations during the last five years and other qualifications, of the Company's directors/nominees and executive officers are presented below.

NOMINEES

R. Scott Anderson was elected as a director in April 2008 and was named Chief Executive Officer of the Company and the Bank on January 22, 2008. He has served as President of the Company and the Bank since December 18, 2006. Mr. Anderson also served as Chief Operating Officer of the Bank from May 2004 through January 2008. Prior to joining the Bank in May 2004, Mr. Anderson served as Commercial Banker from 2003 to 2004, Trust Division Manager from 2002 to 2003 and Regional President from 2001 to 2002 for RBC Centura Bank, one of the five largest banks headquartered in North Carolina, which later became RBC Bank. From 1997 to 2000, Mr. Anderson also served as President of Bank of Mecklenburg in Charlotte, North Carolina.

Mr. Anderson's extensive experience in the financial services industry and his understanding of the values, culture, relevant risks and opportunities facing the banking industry are especially valuable to the Company as it works through the current financial downturn. He is instrumental in building ties between businesses and local communities through his involvement with community-oriented organizations, such as the Catawba County Chamber of Commerce, Greater Hickory Cooperative Ministry, and United Arts Council of Catawba Valley. Mr. Anderson has also gained thorough knowledge of the Bank's markets from his experience in bank management, risk assessment, commercial loan underwriting, and lending.

John N. Bray is Chairman, Director and Chief Executive Officer of Vanguard Furniture, Incorporated, a furniture manufacturing company headquartered in Hickory, North Carolina, where he has served in such capacities since 1970. Mr. Bray has served as Chairman of the Boards of the Company and Bank since April 2009, and Vice Chairman of the Boards of the Company and the Bank from April 2007 until April 2009. He has served as a director of the Company and the Bank since 1992.

Mr. Bray's strong leadership and business development skills as a top executive are important contributions to our Board. He is heavily involved in the development and successful execution of the Company's mission, vision and strategic planning. His institutional knowledge and longstanding Board service have been valuable to the Company, and as Chairman he has been directly involved in decision making, corporate governance and risk assessment activities.

Joseph D. Crocker is Assistant Secretary for Community Development at the North Carolina Department of Commerce in Raleigh, North Carolina, where he has served in such capacity since March 4, 2009. Mr. Crocker served as Director of Operations of the Z. Smith Reynolds Foundation in Winston-Salem, North Carolina, from 2005 to 2009. Prior to 2005, Mr. Crocker was Senior Vice President and Community Affairs Manager for the Carolinas for Wachovia Bank, which was subsequently acquired by Wells Fargo Bank. Mr. Crocker has served as a director of the Company and the Bank since 2006.

Mr. Crocker's charitable and community-oriented organizational, risk management and oversight skills are beneficial to our Board's composition. In addition to his extensive governmental and community involvement, he also has experience in the banking industry and in financial reporting. Previous employment with the Z Smith Reynolds Foundation has given him a unique perspective on the partnership between various community and business organizations.

Leila N. Erwin has served as President of Morris Investment Company in Charlotte, North Carolina since 2001. Ms. Erwin also owns More Lace Gift Shop in Morganton, North Carolina, which she opened in 1988, and has served as a board member of the Community Foundation of Burke County since 2003. Ms. Erwin has served as a director of the Company and the Bank since 2005.

Ms. Erwin has developed entrepreneurial and business-building skills and experience as she has successfully founded and grown her own business. She is a long-time resident in the community we serve, and her service on volunteer boards and active role in community activities have given depth to our marketing and customer service capabilities. As a business owner and key executive, her strong leadership skills and oversight of financial reporting are valuable to our Board.

Paul M. Fleetwood, III is President of Corporate Management Services, Incorporated, a real estate management company, and Treasurer of Catawba Valley Building Supply, Incorporated, a retail supplier of building materials, both of Hickory, North Carolina, where he has served in such capacities since 1977. Mr. Fleetwood has served as a director of the Company and the Bank since 1998 and as Vice Chairman since April 2009.

Mr. Fleetwood has deep institutional knowledge of the Company's strengths, challenges and opportunities, and his former financial experience as a CPA has provided keen insight with respect to various accounting, budgeting and auditing matters. Serving as director of several private companies has added strength and diversity to his leadership and financial skills. He has been instrumental to the success of various projects and analytical assignments performed by our Board.

Hugh R. Gaither is President and Chief Executive Officer of Flagship Brands, LLC, a distributor of branded performance socks, headquartered in Conover, North Carolina, where he has served in such capacity since 2001. Mr. Gaither has served as a director of the Company and the Bank since 1997.

Mr. Gaither's executive management experience adds extensive leadership and corporate governance skills to our Board membership. His direct involvement in the supervision and evaluation of financial reporting is an asset to our Company. His strengths in strategic planning and risk management are essential to the success of our Company as we face the obstacles related to the economic conditions in our local markets.

Boyd C. Wilson, Jr., CPA is Executive Vice President of Broyhill Investments, Inc., an investment company located in Lenoir, North Carolina, where he has served in such capacity since 2005 and has served as a director since 2007. Mr. Wilson also serves as Vice President and Chief Financial Officer of BMC Fund, Inc., a regulated investment company located in Lenoir, North Carolina, where he has served in such capacity since 2006. From 2002 to 2005, Mr. Wilson served as Vice President of Finance and Administration of Kincaid Furniture Company, Incorporated, a furniture manufacturer located in Hudson, North Carolina. Mr. Wilson has served as a director of the Company and the Bank since 1996.

Mr. Wilson brings extensive financial services industry experience to the Board. He is a CPA and qualifies as the Company's "audit committee financial expert" under SEC guidelines. His experience includes supervising information management and financial staff as well as overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements. Mr. Wilson also has experience that is relevant to the understanding of accounting principles, internal controls for financial reporting, and audit committee functions.

NONDIRECTOR EXECUTIVE OFFICERS

Samuel M. Black was elected Secretary of the Company and the Bank on July 31, 2009. Mr. Black is Senior Vice President of the Bank, where he has served in that capacity since 2004. In addition, he has served as Sales Director of the Bank since May 2009 and served as Metro Regional Executive of the Bank since February 2008. From July 2004 through January 2008, Mr. Black served the Bank as Charlotte/Mecklenburg Regional Executive. Prior to joining the Bank in 2004, he held various positions with Wachovia Bank and First Union National Bank.

Jerry A. Felts, CPA is Chief Operating Officer of the Company and the Bank, where he has served in such capacity since July 2008. He has also served as Chief Financial Officer of the Company and the Bank since July 31, 2009. From 2001 to 2008, Mr. Felts provided consulting services and advice on internal audit matters to various companies, including the Bank. In 2001, Mr. Felts retired as Partner and Director of Financial Services from Ernst & Young, LLP, where he had served since 1968.

D. Mark Stephens is Senior Vice President and Chief Information Officer of the Bank, where he has served in such capacities since 1998. Mr. Stephens has also served as Operations Director of the Bank since May 2009.

STOCK OWNERSHIP OF DIRECTORS/NOMINEES AND EXECUTIVE OFFICERS

The number of shares of Company common stock shown below as beneficially owned by the directors/nominees, and executive officers are those owned as of March 8, 2010. Unless otherwise indicated, each director/nominee or executive officer has sole voting power (or shares such power with his or her spouse/child) with respect to the shares set forth in the following table. The source of information provided in the table is our stockholder records and inquiries to directors and officers.

Name of Director/Nominee or Nondirector Executive Officer	Age on Mar. 8, 2010	Director Since	Amount and Nature of Beneficial Ownership of Common Stock	Ownership as % of Common Stock
R. Scott Anderson Hickory, N.C.	54	April 2008	18,250 direct 2,100 indirect (1)	*
John N. Bray Conover, N.C.	68	1992	8,949 direct 1,835 indirect (1)	*
Joseph D. Crocker Winston-Salem, N.C.	57	2006	1,007 direct - indirect	*
Leila N. Erwin Morganton, N.C.	57	2005	5,695 direct 5,690 indirect (1)	*
Paul M. Fleetwood, III Hickory, N.C.	62	1998	178,500 direct - indirect	1.16%
Hugh R. Gaither Newton, N.C.	59	1997	749 direct - indirect	*
James Y. Preston Mooresville, N.C.	72	2003	7,975 direct 6,875 indirect (2)	*
Boyd C. Wilson, Jr., CPA Lenoir, N.C.	57	1996	17,497 direct 12,590 indirect (1)	*
Samuel M. Black Charlotte, N.C.	55	n/a	- direct - indirect	*
Jerry A. Felts Charlotte, N.C.	69	n/a	- direct - indirect	*
D. Mark Stephens Granite Falls, N.C.	52	n/a	4,337 direct 2,381 indirect (3)	*
Directors/Nominees and Nondirector Executive Officers as a Group (11 persons)			242,959 direct 31,471 indirect (1, 2, 3)	1.78%

As of March 8, 2010, none of the above shares of our common stock were pledged as security.

Notes: * Indicates beneficial ownership of less than 1%.

(1) Shares of stock indirectly owned include those held in their spouse's name, child's name, or by corporations controlled by such individuals.

(2) The indirect stock ownership shown consists of those shares of our common stock obtainable by such individuals within 60 days of March 8, 2010 pursuant to stock options. Mr. Preston's options were granted by the former First Commerce Corporation prior to it being acquired by the Company. No other nonemployee directors currently have options to purchase shares of our common stock.

(3) The indirect stock ownership consists of those shares of our common stock held in the Bank's "tax-qualified" retirement plans for the benefit of the executive officer, who has investment power, but no voting power, with regard to such shares.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the compensation we paid for 2009 and 2008 to our principal executive officer and two other most highly compensated executive officers.

Name and Principal Position (a)	Year (b)	Salary (1) (c)	Bonus (d)	Option Awards (2) (f)	Non-Equity Incentive Plan Compensation (3) (g)	Nonqualified Deferred Compensation Earnings (h)	All Other Compensation (4) (i)	Total (j)
R. Scott Anderson	2009	$ 225,000	$ -	$ -	$ -	$ -	$ -	$ 225,000
Chief Executive Officer and President of the Company and the Bank	2008	$ 225,000	$ -	$ 528	$ -	$ -	$ -	$ 225,528
Jerry A. Felts	2009	$ 265,000	$ -	$ -	$ -	$ -	$ 21,046	$ 286,046
Chief Operating Officer and Chief Financial Officer of the Company and the Bank	2008	254,000	$ -	$ -	$ -	$ -	$ 16,484	$ 270,484
D. Mark Stephens	2009	$ 145,000	$ -	$ -	$ -	$ -	$ 125,000	$ 270,000
Senior Vice President, Chief Information Officer and Operations Director of the Bank	2008	$ 140,000	$ -	$ -	$ -	$ -	$ -	$ 140,000

Notes:
(1) This amount was paid to Mr. Felts pursuant to a consulting agreement to pay him $150 per hour, not to exceed $25,000 per month, plus reimbursement for out-of-pocket business related expenses.
(2) Option awards are valued at aggregate grant date fair value of stock options in accordance with FASB ASC Topic 718 (formerly FAS 123R).
(3) There were no bonuses paid in 2009 or 2008 pursuant to our annual incentive bonus plan.
(4) The total incremental cost to us of the perquisites that we provided to the executive officers was less than $10,000 for each officer, except for Mr. Felts, who received $21,046 and $16,484 for 2009 and 2008, respectively, for travel between his home in Charlotte, North Carolina and our offices. Mr. Stephens received a special retention award of $125,000 during 2009, pursuant to an agreement in which he terminated his rights in the Salary Continuation Plan described below.

Profit-Sharing SERP

Under this plan, we make profit-sharing contributions based on cash compensation above the federal tax code limits that apply to our tax-qualified profit sharing plan. Each employee of the Bank whose cash compensation for a particular year exceeds those federal tax code limits automatically participates in the Profit-Sharing SERP for that year. There were no profit-sharing contributions during 2009 or 2008; therefore, no employees participated in the Profit-Sharing SERP for either of these years.

Each participant's Profit-Sharing SERP account earns interest, compounded monthly, at an interest rate as those prevailing at the same time for comparable transactions with nonaffiliates.

A participant generally may not receive any portion of his Profit-Sharing SERP account prior to terminating employment with us. Upon a participant's termination, we will distribute his account to him, or begin distributing it, if he is at least 65, or if he is at least 50 and has six years of service. We will also begin distributions if the participant terminates because of a permanent disability. Otherwise, we will not make any distributions of the participant's account until he turns 65. In 2008, we amended the agreements to comply with federal tax rules so that they provide for a fixed payment date or schedule for each participant.

Grant of Plan-Based Awards

Due to economic circumstances and our operating performance during 2009 and 2008, we did not pay any bonuses to the named executive officers under our incentive bonus plan for 2009 or 2008.

Outstanding Equity Awards at Fiscal Year-end

There were no outstanding stock options held by our named executive officers at the end of 2009, and no stock options were granted to these officers during 2009.

Option Exercises and Stock Vested

None of our named executive officers exercised options in 2009, and we have not granted any stock awards.

Salary Continuation Plan

We provide a non-tax-qualified supplemental retirement plan for our officers who are employees of the bank. We call this plan, which was amended in 2008, the officers' "Salary Continuation Plan" or "officers' SERP." The Plan was revised November 1, 2009. In accordance with the plan guidelines, the Company froze the benefits of the active participants as of the revised date. Each active participant's benefit was determined based on earned credit and vesting. Each active participant 's account will accrete at a discount rate defined in the Plan, that is determined annually, until normal retirement (age 65). There are 8 retired or separated participants who continue to be paid in accordance with their agreed upon installment distributions. The Chief Executive Officer and President is the only executive officer currently participating in this plan. Each participant's annual benefit upon retirement or another qualifying event will be a defined amount. Upon the participant's "Disability" or "Early Termination of Service," as defined by the plan, the Bank shall pay the participant a lump sum amount equal to the vested percentage of the participant's "Accumulated Benefit Obligation" as of the date of the participant's disability or early termination of service, payable 30 days following the separation of service. The death benefit provided under the plan will end at any termination of service.

Potential Payments Upon Termination or Change of Control

This section contains information about agreements that provide for compensation to our named executive officers in connection with their termination.

Change of Control Agreements

We are party to change of control agreements with all of our named executive officers except Mr. Felts. The purpose of these agreements is to encourage the officers to carry out their duties in the event of a possible change in the control of our Company or the Bank.

The agreements are not ordinary employment agreements. Unless there is a change of control (as defined in the agreements), they do not provide any assurance of continued employment, or any severance. The change of control agreements have an initial term of three years and can be renewed for an additional three-year term. Because the officer must leave the Company before becoming entitled to these payments and benefits, the agreement has a "double trigger" - the first trigger is the change of control, and the second trigger is either the termination by the Company other than for "cause" or termination by the executive officer for "good reason." The requirement of the second trigger provides the incentive for the officer to stay with us in the event of a change of control.

Under these agreements, any of the following events would be a "change of control":

- any person, entity or group becoming the beneficial owner of 50% or more of any class of voting securities of our company or the bank, or otherwise acquiring control of the election of a majority of our directors or the bank's directors;

- a corporate transaction, such as a merger, of our company or the bank after which our company or the bank is not the surviving corporation and our existing stockholders, or those of the bank, own less than a majority of the voting securities of the surviving entity; or

- the sale or other transfer of all or substantially all of our assets or the bank's assets to any person, entity or group.

Each agreement generally provides for the officer's employment to continue for a specified period of time following the change of control. The specified employment continuation periods for the named executive officers who have entered into the agreements are as follows:

Anderson	3 years
Felts	N/A
Stephens	2 years

If we or our successor terminated the employment of any of these officers during his continuation period, other than for "cause," or he voluntarily terminated his employment under circumstances that qualify as a "separation from service" (in each case as defined in the agreement), the officer would be entitled to payments and benefits as set out in his agreement. He also would be entitled to these payments and benefits if he were terminated, other than for "cause," and we or the bank agreed to or completed a change of control within six months after his termination.

In each case, we would owe the officer the following payments and benefits:

- A specified multiple of his annual base salary. The multiples for the named executive officers are:

Anderson	3
Felts	N/A
Stephens	2

- The same multiple of his average incentive bonus for the prior three years.

- Continuation of all benefits for a specified number of years, or the cash equivalent. The number of years in each case is the same as the officer's multiple. The benefits to be continued (or cashed out) include vacation and personal leave; participation and vesting in stock option plans, profit sharing and supplemental retirement benefit plans; medical, disability, life and accident coverage; and payment of continuing education and other professional fees.

However, any payments that would be considered "parachute payments" under the federal tax code would be modified or reduced to the extent necessary to avoid a federal excise tax on the officer or the disallowance of our federal income tax deduction.

Each officer also would be entitled to reimbursement of any fees and expenses incurred to successfully enforce the terms of his agreement with us.

The following table estimates the total amounts we would owe the named executive officers under these agreements if there had been a change in control, and they had been terminated, on December 31, 2009.

Name	Salary continuation	Bonus continuation	Continuation of Benefits	Total
R. Scott Anderson	$ 675,000	$ -	$ 45,274	$ 720,274
Jerry A. Felts	N/A	N/A	N/A	N/A
D. Mark Stephens	$ 320,000	$ -	$ 11,868	$ 331,868

The agreements currently permit the officers to choose whether to receive these payments in a lump sum or a fixed number of equal monthly payments (24 for Mr. Stephens and 36 for Mr. Anderson).

Officers' Salary Continuation Plan

Change of control benefit

If a participant in our officers' SERP were terminated without "cause" (as defined in the agreement), or voluntarily resigned, within two years after a change of the control of the bank, the officer would receive 100% of his benefits under the officers' SERP. Distribution of the benefit would commence 30 days following a separation from service and would be payable as a single lump sum.

As a participant in the officers' Salary Continuation Plan, any of the following events would be a "change of control" for Mr. Anderson:

- acquisition by a person or group of more than 50% of the value or voting power of the company's stock;
- acquisition of 35% or more of the company's stock by a person or group; or
- acquisition of substantially all of the Company's or Bank's assets by an unrelated entity.

We believe the actuarial present value of the total benefits an officer would receive under the plan in the event of termination (other than for cause) after a change of control is approximately the same as he would receive in the event of termination (other than for cause) with no change of control. For those amounts, see " – Salary Continuation Plan," above.

Death benefit

As of December 31, 2009, we provided a death benefit under the officers' Salary Continuation Plan that is payable to each participant's designated beneficiary or estate in the event the participant dies while actively employed by the Bank on a full-time basis. For each of the named executive officers participating in the Plan, the death benefit would have been the amount equal to the benefit available upon normal retirement, as defined in the officers' participation agreement. The total death benefit payments that we would have owed had these officers died on December 31, 2009 are as follows:

Anderson	$ 74,137
Felts	N/A
Stephens	N/A

During 2009, we replaced the Endorsement Method Split Dollar Plan Agreement set forth in the officers' Salary Continuation Plan with a separate group term life insurance agreement for the officers participating in the officers' Salary Continuation Plan at the time of the replacement. Under each of these agreements, upon the officer's death, the officer's beneficiary will receive two times the officer's base salary. These agreements will be discontinued when an officer terminates employment. If the named executive officers had died on December 31, 2009, we estimate that we would have owed them the following amounts (each of which is equal to two times the officer's 2009 salary).

Anderson	$ 450,000
Felts	N/A
Stephens	$ 320,000

Disability benefit

We also provide disability benefits under the officers' Salary Continuation Plan. If a participant's employment is terminated due to a disability, we would pay him a lump sum distribution for an amount equal to the vested percentage of the Accumulated Benefit Obligation, as defined by the plan, as of the date of his disability.

DIRECTOR COMPENSATION

For January through September of 2009, we paid each of our nonemployee directors the following compensation:

- A pro-rated portion of the annual retainer of $15,000, payable in quarterly installments of $3,750, to the Chairman; a pro-rated portion of the annual retainer of $14,000, payable in quarterly installments of $3,500, to the Vice Chairman; and a pro-rated portion of the annual retainer of $10,000, payable in quarterly installments of $2,500, to the other directors.
- A fee of $1,000 per board meeting chaired and $500 for each Board meeting attended, payable quarterly.
- A fee of $250 for each Board committee meeting attended ($400 for the committee chair), payable quarterly.
- As Chairman, James Preston was paid $3,500 per month in lieu of meeting fees for January through April of 2009.

For October through December of 2009, we paid each of our nonemployee directors the following compensation:

- A pro-rated portion of the annual retainer of $11,250, payable in quarterly installments of $2,812.50, to the Chairman; a pro-rated portion of the annual retainer of $10,500, payable in quarterly installments of $2,625, to the Vice Chairman; and a pro-rated portion of the annual retainer of $7,500, payable in quarterly installments of $1,875, to the other directors.
- A fee of $750 per board meeting chaired and $375 for each Board meeting attended, payable quarterly.
- A fee of $187.50 for each Board committee meeting attended ($300 for the committee chair), payable quarterly.

Directors who are also our employees do not receive any additional compensation for their service as directors, including for their service as directors of our subsidiaries.

The following table shows the total compensation we paid our nonemployee directors in 2009 for their service on the Company's Board, the Bank's Board, and Granite Mortgage's Board.

Name (a)	Fees Earned or Paid in Cash in 2009 (b)
John N. Bray, Chairman	$ 33,108
Joseph D. Crocker	$ 20,125
Leila N. Erwin	$ 19,938
Paul M. Fleetwood, III, Vice Chairman	$ 26,992
Hugh R. Gaither	$ 22,313
James Y. Preston (1)	$ 26,027
Boyd C. Wilson, Jr., CPA	$ 22,513

The only director compensation in 2009 was from fees earned or paid in cash.

(1) Mr. Preston had 6,875 options outstanding and exercisable as of December 31, 2009, with expiration dates ranging from 2010 to 2012 and exercise prices ranging from $5.74 to $8.77. These options were granted to Mr. Preston when he was chairman of First Commerce Corporation, which we acquired in 2003.

TRANSACTIONS WITH OFFICERS AND DIRECTORS

Our Board of Directors generally reviews related party transactions, although we have not historically had formalized policies and procedures regarding the approval of related party transactions, except in connection with banking transactions. We have had, and expect to have in the future, banking transactions in the ordinary course of our business with directors, officers, and their associates, on the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions available to borrowers not related to the lender; and these transactions do not and will not involve more than the normal risk of collectibility or present other unfavorable features. Loans made to officers and directors are in compliance with federal banking regulations and therefore are exempt from insider loan prohibitions included in the Sarbanes-Oxley Act of 2002. Prior approval by a majority of the Board of Directors is required for extensions of credit to officers and directors if the credit, when aggregated with the amounts of all other extensions of credit to that person and to all related interests of that person, (i) exceeds the higher of $25,000 or 5% of the bank's unimpaired capital and unimpaired surplus; or (ii) exceeds $500,000. In addition, the aggregate amount outstanding to an executive officer cannot exceed the higher of 2.5% of the Bank's unimpaired capital and unimpaired surplus up to $100,000, excluding financing for first lien on residence or children's education. Our practice has been to obtain prior Board of Directors' approval for all extensions of credit to officers and directors. Officers and directors cannot vote, and cannot directly or indirectly influence the voting for their extensions of credit. During 2009 and 2008, director, Paul Fleetwood had transactions exceeding $120,000 in the ordinary course of business with the Bank. During 2008, directors, Leila Erwin, Hugh Gaither, and James Preston each had transactions exceeding $120,000 in the ordinary course of business. These transactions involved loans to such persons that were made in the ordinary course of business on substantially the same terms, with respect to interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and did not involve more than normal risk of collectibility or other unfavorable features. These loans are not on a nonaccrual status or otherwise impaired.

In September 2003, we entered into commercial leases with Salem Investors, LLC, a company in which the former chief executive officer of Granite Mortgage owned a substantial interest. The leases were entered into for the purpose of providing a community banking facility to the Bank and a mortgage banking facility to Granite Mortgage in Winston-Salem, North Carolina. The lease terms commenced on September 1, 2004, and each lease had an initial term of seven years. Based on a fairness opinion obtained from an independent third party expert, we believe that the leases were on terms comparable to similar properties in the area and that the leases were in the best interests of our community banking and mortgage banking operations. In 2008, the Bank obtained an independent appraisal of this facility and purchased it from Salem Investors, LLC for its appraised value of $3.8 million. During 2008, prior to the purchase, the Bank paid Salem Investors, LLC lease payments of $30,384, and Granite Mortgage paid lease payments of $74,277.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than 10% of our common stock, to file with the Securities and Exchange Commission initial reports of ownership of our common stock and reports of changes in ownership. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of the Section 16(a) reports furnished to us, all Section 16(a) filings required of our directors and executive officers for 2009 were made, to our knowledge and belief, in a timely manner.

RATIFICATION OF SELECTION OF ACCOUNTANTS
(Proposal 2)

The Audit Committee has selected the firm of Dixon Hughes PLLC as independent Certified Public Accountants to audit the consolidated financial statements of the Company for the year ending December 31, 2010. The firm is to report on the Company's consolidated balance sheets, and related consolidated statements of income, comprehensive income, cash flows, and changes in stockholders' equity, and to perform such other appropriate accounting services as may be required by the Board of Directors. It is expected that representatives of Dixon Hughes PLLC, who also served as the Company's accounting firm for the 2009 audit, will be present at the Annual Meeting. They will be provided with an opportunity to make a statement if they desire to do so and to answer appropriate questions which may be raised at the meeting.

The following table summarizes the aggregate fees billed to the Company by Dixon Hughes PLLC for each of the past two years:

	2009	2008
Audit fees (a)	**$ 308,000**	$ 425,197
Audit-related fees (b)	**15,000**	15,000
Tax fees (c)	**34,500**	20,000
Total	**$ 357,500**	$ 460,197

(a) Fees for audit services billed in 2009 and 2008 consisted of:
- Audit of the Company's annual financial statements.
- Assessment of internal control.
- Reviews of the Company's quarterly financial statements.
- Consents and other services related to SEC matters

(b) Fees for audit-related services billed in 2009 and 2008 consisted of:
- Employee benefit plans and statutory audits.

(c) Fees for tax services billed in 2009 and 2008 consisted of:
- Tax compliance services, which are services rendered based upon facts already in existence or transactions that have already occurred to document, compute, and obtain government approval for amounts to be included in tax filings and consisted of:
  i. Federal and state income tax return assistance
  ii. Review of quarterly estimated tax payments
  iii. Property tax return assistance

In considering the nature of the services provided by Dixon Hughes PLLC , the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with Dixon Hughes PLLC and Company management to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002, as well as the Public Company Accounting Oversight Board.

Pre-Approval

All of the services performed by Dixon Hughes PLLC in 2009 were pre-approved in accordance with the pre-approval policies and procedures adopted by the Audit Committee at its March 30, 2009 meeting. The policy describes the permitted audit, audit-related, and tax/other services that the independent auditor may perform and requires pre-approval for these services.

The Board of Directors unanimously recommends that the stockholders ratify the appointment of Dixon Hughes PLLC as the Company's independent certified public accountants for the year ending December 31, 2010 by voting FOR Proposal 2. In the event that the stockholders do not ratify the appointment of Dixon Hughes PLLC, then the Audit Committee will reconsider the appointment.

PROPOSALS FOR 2011 ANNUAL MEETING OF STOCKHOLDERS

From time to time, individual stockholders may wish to submit proposals which they believe should be voted upon by our stockholders. The Securities and Exchange Commission has adopted regulations which govern the inclusion of such proposals in our annual proxy materials. No such proposals were submitted for the 2010 Annual Meeting. Stockholder proposals intended to be presented at the 2011 Annual Meeting of Stockholders must be received by the Secretary of the Company at our executive office, 23 North Main Street, P.O. Box 128, Granite Falls, North Carolina 28630 no later than November 26, 2010 (which is 120 days prior to the expected date of the 2011 Proxy Statement) in order to be eligible for inclusion in our Proxy Ballot and Proxy Statement for the 2011 Annual Meeting.

OTHER BUSINESS

Our management knows of no other business to be presented at the Annual Meeting. If other matters should properly come before the meeting or any adjournment thereof, a vote may be cast pursuant to the accompanying Proxy in accordance with the judgment of the person or persons voting the same.

All stockholders are invited to attend our Annual Meeting of Stockholders on April 26, 2010 at 10:30 a.m., at the Crowne Plaza, 1385 Lenoir Rhyne Boulevard, S.E. (at Interstate 40, Exit #125), Hickory, North Carolina. At the meeting you may vote your shares in person. Even if you plan to attend, however, please sign and return your Proxy promptly. A Proxy may be revoked at any time before it is voted, and the giving of a Proxy will not affect the right of a stockholder to attend the meeting and vote in person.

By Order of the Board of Directors
Bank of Granite Corporation



SAMUEL M. BLACK
Secretary

Granite Falls, North Carolina
March 31, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2009**

Commission file number **0-15956**

Bank of Granite Corporation

(Exact name of registrant as specified in its charter)

Delaware	**56-1550545**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
P.O. Box 128, Granite Falls, N.C.	**28630**
(Address of principal executive offices)	(Zip Code)
Registrant's telephone number, including area code	**(828) 496-2000**

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	Name of each exchange on which registered
Common Stock, $1.00 Par Value Per Share	**The NASDAQ Stock Market, LLC**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):
Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [X]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

As of March 8, 2010, 15,454,000 shares of common stock, $1.00 par value, were outstanding. As of June 30, 2009, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $45,683,000 based on the closing sales price as reported on the NASDAQ Global Select Market.

DOCUMENTS INCORPORATED BY REFERENCE

PART III: Portions of the Definitive Proxy Statement to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with the 2010 Annual Meeting of Stockholders.

Exhibit Index begins on page III-68

FORM 10-K TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

The discussions included in this annual report contain statements that may be deemed forward looking statements within the meaning of the Private Securities Litigation Act of 1995, including Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from these statements. For the purposes of these discussions, any statements that are not statements of historical fact may be deemed to be forward looking statements. Such statements are often characterized by the use of qualifying words such as "expects," "anticipates," "believes," "estimates," "plans," "projects," or other statements concerning opinions or judgments of the Company and its management about future events. The accuracy of such forward looking statements could be affected by certain factors, including but not limited to, the financial success or changing conditions or strategies of the Company's customers or vendors, fluctuations in interest rates, actions of government regulators, the availability of capital and personnel, failure to comply with regulatory orders, and general economic conditions.

PART I

ITEM 1 - BUSINESS

Bank of Granite Corporation (the "Company") is a Delaware corporation that was organized June 1, 1987 as a bank holding company. The Company's only businesses are the ownership and operation of Bank of Granite (the "Bank"), a state bank chartered under the laws of North Carolina on August 2, 1906, and Granite Mortgage, Inc. ("Granite Mortgage"), a mortgage bank chartered under the laws of North Carolina on June 24, 1985.

We conduct our business through three reportable business segments: Community Banking, Mortgage Banking and Other. The Community Banking segment offers a variety of loan and deposit products and other financial services. The Mortgage Banking segment previously originated and sold mortgage loans. During the third quarter of 2009 Granite Mortgage discontinued all loan origination activity. The current activity is related to the resolution of a small loan held for investment portfolio and settling existing contractual obligations. The Other segment includes activities at the holding company level such as corporate and stockholder relations and funding from the issuance of commercial paper and trust preferred securities. For financial information on our three business segments, see Note 20, "Operating Segments," of the "Notes to Consolidated Financial Statements." We conduct our community banking business operations from 20 full-service offices located in Burke, Caldwell, Catawba, Forsyth, Iredell, Mecklenburg, Watauga, and Wilkes counties in North Carolina. According to the Federal Deposit Insurance Corporation (the "FDIC"), as of December 31, 2009, the Bank ranked 19th in assets and 17th in deposits among North Carolina banking institutions.

GENERAL BUSINESS

The Bank's principal community banking activities include the taking of demand and time deposits and the making of loans, secured and unsecured, to individuals, associations, partnerships and corporations. The majority of the Bank's customers are individuals and small businesses. No material part of its business is dependent upon a single customer or a few customers whose loss would have a material adverse effect on the business of the Bank. No material portion of the business of the Bank is seasonal.

GENERAL DESCRIPTION OF ECONOMIC AREAS

We conduct our community banking operations primarily in eight counties in the western part of North Carolina. The three counties we served prior to 2003 (Caldwell, Catawba and Burke) were historically known as a center for the manufacture of fiber optic and coaxial cable, furniture, and apparel. When the economy began to weaken in 2001, there were massive layoffs in these industries, and these counties were significantly impacted with a sudden rise in their unemployment rates.

Since 2003, we have expanded our business by opening branch offices in counties where the local economies had been more diversified and growing. In 2003, we opened new offices in Watauga County (Boone), Wilkes County (Wilkesboro), and Mecklenburg County (Matthews), and acquired First Commerce Bank and its three banking offices in Mecklenburg County (Charlotte and Cornelius). We opened banking offices in Forsyth County (Winston-Salem) in 2004 and in Iredell County (Statesville) in 2006.

Since 2008, economic conditions in our market area declined significantly, as they have in the U.S. in general. The economic slowdown grew more intense as 2009 proceeded. These economic difficulties negatively affected many of the Company's customers, including businesses and individuals. Unemployment rates in our market area increased significantly during 2009. Our operations are significantly influenced by economic conditions in our market area, including the state of the real estate market.

TERRITORY SERVED AND COMPETITION

Commercial banking in North Carolina is extremely competitive in large part due to a long history of statewide branching. We compete in our market area with some of the largest banking organizations in the state and the country and other financial institutions, such as federally and state-chartered savings and loan institutions and credit unions, as well as consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit. Many of our competitors have broader geographic markets and higher lending limits than us and are also able to provide more services and make greater use of media advertising.

Despite the competition in our market area, we believe that we have certain competitive advantages that distinguish us from our competition. We believe that our primary competitive advantages are our strong local identity and affiliation with the community and our emphasis on providing specialized services to small and medium-sized business enterprises, as well as professional and upper-income individuals. We are locally managed and are able to make credit and other decisions in a manner that has a direct bearing on faster service and more efficiently obtained credit. We offer customers modern, high-tech banking without forsaking community values such as prompt, personal service and friendliness. We offer many personalized services and attract customers by being responsive and sensitive to their individualized needs. We also rely on goodwill and referrals from shareholders and satisfied customers, as well as traditional newspaper and radio media to attract new customers. To enhance a positive image in the community, we support and participate in local events, and our officers and directors serve on boards of civic and charitable organizations.

Our community banking operations are required to compete based on rates in order to conduct loan business in each of our markets. Our community bank also competes for deposits in each of its markets. However, we believe that our focus on and commitment to providing superior customer service is what distinguishes us from our competitors.

EMPLOYEES

As of December 31, 2009, the Bank had 200 full-time equivalent employees. The Bank considers its relationship with its employees to be excellent.

SUPERVISION AND REGULATION

The Company is extensively regulated under both federal and state law. Generally, these laws and regulations are intended to protect depositors and borrowers, not shareholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable law or regulation may have a material effect on our business.

The Bank Holding Company Act

Our Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is required to register as such with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board" or "FRB"). A bank holding company is required to file with the FRB annual reports and other information regarding its business operations and those of its subsidiaries. It is also subject to examination by the Federal Reserve Board and is required to obtain Federal Reserve Board approval prior to acquiring, directly or indirectly, more than 5% of the voting stock of any bank, unless it already owns a majority of the voting stock of such bank. Furthermore, a bank holding company must engage, with limited exceptions, in the business of banking or managing or controlling banks or furnishing services to or performing services for its subsidiary banks. One of the exceptions to this prohibition is the ownership of shares of a company the activities of which the FRB has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

State Law

Our Bank is subject to extensive supervision and regulation by the North Carolina Commissioner of Banks (the "Commissioner"). The Commissioner oversees state laws that set specific requirements for bank capital and regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The Commissioner supervises and performs periodic examinations of North Carolina - chartered banks to assure compliance with state banking statutes and regulations, and the Bank is required to make regular reports to the Commissioner describing in detail its resources, assets, liabilities and financial condition. Among other things, the Commissioner regulates mergers and acquisitions of state - chartered banks, the payment of dividends, loans to officers and directors, record keeping, types and amounts of loans and investments, and the establishment of branches.

Deposit Insurance

As a member institution of the Federal Deposit Insurance Corporation ("FDIC"), the Bank's deposits are insured up to a maximum of $250,000 per depositor through the deposit insurance fund ("DIF"), administered by the FDIC. An increase in basic federal deposit insurance coverage from $100,000 to $250,000 per depositor became effective on October 3, 2008, as part of the Emergency Economic Stabilization Act of 2008. The legislation, as amended, provides that the basic deposit insurance limit will return to $100,000 per depositor after December 31, 2013.

Each member institution is required to pay quarterly deposit insurance premium assessments to the FDIC. During 2009, a large number of bank failures put pressure on the DIF. In an effort to replenish the DIF, the FDIC implemented a special assessment of five basis points of each insured institution's assets minus Tier 1 capital as of June 30, 2009. In addition, the FDIC required insured institutions to prepay their estimated quarterly risk-based deposit insurance assessments for the fourth quarter of 2009, as well as all of 2010, 2011, and 2012. Although the prepayment of these assessments is mandatory for all insured depository institutions, the FDIC retains the discretion as supervisor and insurer to exempt any institution from the prepayment requirement under certain circumstances as set forth in its regulations. In accordance with the discretion provided to the FDIC under 12 C.F.R. § 327.12(i)(1), the FDIC has exempted the Bank from prepaying its quarterly risk-based assessment for the fourth quarter of 2009, and all of 2010, 2011, and 2012. This action did not impact our third quarter 2009 assessment, which was paid on December 30, 2009. Our assessments for 2010, 2011, and 2012 will continue to be payable quarterly.

The Bank has chosen to participate in the transaction guarantee component of the FDIC Temporary Liquidity Guarantee Program. As of October 14, 2008, all noninterest-bearing transaction deposit accounts at our participating FDIC - Insured Institution, including all personal and business checking deposit accounts that do not earn interest, are fully insured for the entire amount in the deposit account. This unlimited insurance coverage, as amended, is temporary and will remain in effect until June 30, 2010.

Capital Requirements

The federal banking regulators have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit, and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. "Tier 1," or core capital, includes common equity, qualifying noncumulative perpetual preferred stock, minority interests in certain equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions and restricted core capital elements, including trust preferred securities. "Tier 2," or supplementary capital, includes among other things, limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan and lease losses, subject to certain limitations and less required deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. Banks and bank holding companies subject to the risk-based capital guidelines are required to maintain a ratio of Tier 1 capital to risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. The appropriate regulatory authority may set higher capital requirements when particular circumstances warrant.

The federal banking agencies have adopted regulations specifying that they will include, in their evaluations of a bank's capital adequacy, an assessment of the bank's interest rate risk ("IRR") exposure. The standards for measuring the adequacy and effectiveness of a banking organization's IRR management include a measurement of board of directors and senior management oversight, and a determination of whether a banking organization's procedures for comprehensive risk management are appropriate for the circumstances of the specific banking organization.

Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions, including limitations on its ability to pay dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC. See "Federal Deposit Insurance Corporation Improvement Act of 1991" below for more discussion of enforcement actions applicable to undercapitalized institutions. In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect our ability to grow and could restrict the amount of profits, if any, available for the payment of dividends to the shareholders.

At December 31, 2009, our Tier I ratio, total capital ratio to risk-adjusted assets, and leverage ratio were 6.44%, 7.73% and 4.84%, respectively. We met the regulatory capital requirements to be "well capitalized" for our Tier I capital ratio, "adequately capitalized" for our leverage ratio and were "undercapitalized" for total capital.

As we reported in our Form 8-K filed with the SEC on September 4, 2009, the Bank entered into a Stipulation and Consent ("Consent") to the issuance of an Order to Cease and Desist ("Order") by the Federal Deposit Insurance Corporation ("FDIC") and the North Carolina Commissioner of Banks ("The Commissioner"). Based on our Consent, the FDIC and the Commissioner jointly issued the Order on August 27, 2009.

The Order is a formal corrective action pursuant to which the Bank has agreed to address specific issues set forth below, through the adoption and implementation of procedures, plan and policies designed to enhance the safety and soundness of the Bank.

Among other things, the Order requires the Bank to:

- Assure the on-going participation of the Bank's Board of Directors in the affairs of the Bank;
- Have and retain qualified management of the Bank, and assess management and staffing needs, qualifications and performance;
- Present a written capital plan to the FDIC and the Commissioner within 30 days of the Order by which the Bank would achieve a Tier 1 Leverage Capital Ratio of not less than 8 percent and Total Risk-Based Capital Ratio of not less than 12 percent during the life of the Order;
- Formulate and implement a plan to reduce the Bank's risk exposure in assets classified "Substandard or Doubtful" in the FDIC's most recent report of examination by 20 percent in 180 days; 40 percent in 360 days; 65 percent in 540 days and by 75 percent in 720 days;
- Analyze and reduce credit concentrations in the Bank's loan portfolio;
- Within 60 days, ensure full implementation of effective lending and collection policies;
- Cease to extend additional credit to any borrower who has a loan or extension of credit with the Bank that is classified as "Loss" or "Doubtful";
- Within 45 days, adopt and implement a plan regarding the Bank's liquidity, contingent funding and asset liability management, and review and revise the plan on a quarterly basis;
- Not pay cash dividends without the prior written consent of the FDIC and the Commissioner;
- Neither renew, roll-over nor increase the amount of brokered deposits above the amount outstanding at the date of the Order without obtaining a waiver from the FDIC.

The Order, as set forth above, requires the Bank to achieve and maintain Tier 1 Leverage Capital Ratio of not less than 8 percent and a Total Risk-Based Capital of not less than 12 percent for the life of the Order.

See Note 2, "Regulatory Matters and Going Concern Considerations," and Note 15, "Regulation and Regulatory Restrictions," in the Notes to Consolidated Financial Statements for additional discussion of our regulatory actions.

Federal Deposit Insurance Corporation Improvement Act of 1991

In December, 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes. FDICIA provides for, among other things:

- Publicly available annual financial condition and management reports for certain financial institutions, including audits by independent accountants,
- The establishment of uniform accounting standards by federal banking agencies,
- The establishment of a "prompt corrective action" system of regulatory supervision and intervention, based on capitalization levels, with greater scrutiny and restrictions placed on depository institutions with lower levels of capital,
- Additional grounds for the appointment of a conservator or receiver, and
- Restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements.

FDICIA also provides for increased funding of the FDIC insurance funds and the implementation of risk-based premiums.

A central feature of FDICIA is the requirement that the federal banking agencies take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. Pursuant to FDICIA, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

FDICIA provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions which fail to comply with capital or other standards. Such action may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. FDICIA also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

Miscellaneous

The dividends that may be paid by the Company are subject to legal limitations. The Bank is the only source of dividends that may be paid by the Company. In accordance with North Carolina banking law, dividends may not be paid by the Bank unless its capital surplus is at least 50% of its paid-in capital.

The earnings of the Company will be affected significantly by the policies of the Federal Reserve Board, which is responsible for regulating the United States money supply in order to mitigate recessionary and inflationary pressures. Among the techniques used to implement these objectives are open market transactions in United States government securities, changes in the rate paid by banks on bank borrowings, and changes in reserve requirements against bank deposits. These techniques are used in varying combinations to influence overall growth and distribution of bank loans, investments, and deposits, and their use may also affect interest rates charged on loans or paid for deposits.

The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national economy and money markets, as well as the effect of actions by monetary and fiscal authorities, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and our earnings.

Effective March 11, 2000, the Gramm-Leach-Bliley Act of 1999 allows a bank holding company to qualify as a "financial holding company" and, as a result, be permitted to engage in a broader range of activities that are "financial in nature" and in activities that are determined to be incidental or complementary to activities that are financial in nature. The Gramm-Leach-Bliley Act amends the Bank Holding Company Act to include a list of activities that are financial in nature, and the list includes activities such as underwriting, dealing in and making a market in securities, insurance underwriting and agency activities and merchant banking. The Federal Reserve Board is authorized to determine other activities that are financial in nature or incidental or complementary to such activities. The Gramm-Leach-Bliley Act also authorizes banks to engage through financial subsidiaries in certain of the activities permitted for financial holding companies. The Company has elected not to register as a financial holding company.

We cannot predict what legislation might be enacted or what regulations might be adopted, or if enacted or adopted, the effect thereof on our operations.

On October 26, 2001, the USA PATRIOT Act of 2001 was enacted. This act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, which sets forth anti-money laundering measures affecting insured depository institutions, broker-dealers and other financial institutions. The Act requires U.S. financial institutions to adopt new policies and procedures to combat money laundering and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on the operation of financial institutions. This act has increased the overall cost of our regulatory compliance activities.

We cannot predict what other legislation might be enacted or what other regulation might be adopted or, if enacted or adopted, the effect thereof.

INVESTMENT POLICIES

For a discussion of our investment policies, see "Investment Securities" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this annual report.

LOAN PORTFOLIO

For a discussion of our loan portfolio, see "Loans" and "Provisions and Allowances for Loan Losses" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this annual report.

AVAILABLE INFORMATION

Additional information about our company and business is available at our website, at www.bankofgranite.com. Our filings with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, are available, free of charge, on our website at www.bankofgranite.com under the heading "Investor Relations - SEC Filings." These reports are available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. In addition, copies of these filings are available at the Securities and Exchange Commission's Public Reference Room located at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission's website, www.sec.gov, is another source of this information. Information included on our website is not incorporated by reference into this annual report.

ITEM 1A - RISK FACTORS

There is substantial doubt about our ability to continue as a going concern.

As discussed in Note 2 of the "Notes to Consolidated Financial Statements" we are under an Order from the FDIC and the North Carolina Commissioner of Banks to increase our leverage and total risk based capital ratios to at least 8% and 12%. We are not in compliance at December 31, 2009. Failure to increase our capital ratios or further declines in our capital ratios exposes us to additional restrictions and regulatory actions, including potential regulatory receivership. This uncertainty as to our ability to meet existing or future regulatory requirements raises substantial doubt about our ability to continue as a going concern. We do not expect to meet the capital ratio requirements in the near - term future. Our audited financial statements were prepared under the assumption that we will continue our operations on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. If we cannot continue as a going concern, our shareholders will lose some or all of their investment in the Company. In addition, our customers, employees, vendors, correspondent institutions, and others with whom we do business may react negatively to the substantial doubt about our ability to continue as a going concern. This negative reaction may lead to heightened concerns regarding our financial condition that could result in a significant loss in deposits and customer relationships, key employees, vendor relationships and our ability to do business with correspondent institutions upon which we rely.

Failure to comply with regulatory orders is likely to result in adverse actions and restrictions.

Effective August 27, 2009, the Company is operating under an Order to Cease and Desist with the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Order requires the Bank to report to the regulators at least quarterly to address, among other things, the ongoing management and oversight of the Bank, an increase in the Bank's capital levels, a reduction in the Bank's classified assets, a reduction in concentrations of credit and improvement in the Bank's earnings. The Bank is currently not in compliance with the capital levels required in the Order, and we do not expect to meet the capital ratio requirements in the near-term future. Continued failure to comply with the Order is likely to result in further adverse regulatory actions and restrictions upon our activities.

Continued losses will further erode our capital levels.

Our capital level at December 31, 2009 are at a level that is below the "well capitalized" level under regulatory definitions, and our total risk-based capital ratio is below the "adequately capitalized" level. Failure to maintain "well capitalized" status is a violation of the Bank's Order with our regulators, which could result in adverse regulatory actions against us. Additional significant increases in our allowance for loan losses, significant write-downs of foreclosed real estate and other assets, or other operating losses would decrease our capital levels further.

Our business has been and may be adversely affected by conditions in the financial markets and economic conditions generally.

In 2009 and continuing into 2010, economic conditions in our market area declined significantly, as they have in the U.S. in general. The economic slowdown grew more intense as 2009 proceeded. These economic difficulties negatively affected many of our customers, including businesses and individuals. Unemployment rates in our market area have increased significantly. Our financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, is highly dependent upon the business environment in the market where we operate. In addition, further negative economic developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provision for loan losses. A worsening of these conditions would likely exacerbate the adverse effects of these difficult economic conditions on us and others in the financial services industry.

As a result of the difficult economic environment, many lending institutions, including us, have experienced declines in the performance of their loans. Moreover, competition among depository institutions for deposits and quality loans has increased significantly. In addition, the value of real estate collateral supporting many commercial loans and home mortgages has declined and may continue to decline. Bank and bank holding company stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets. As a result, there is a potential for additional federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be aggressive in responding to concerns and trends identified in examinations. The impact of these conditions and any new legislation may negatively impact our operations by restricting our business, which could adversely impact our financial performance and our stock price.

Overall, during the past year, the general business environment has had an adverse effect on our business, and we can not predict whether the environment will improve in the near term. Until conditions improve, we expect our business, financial condition, and results of operations to be adversely affected.

Economic difficulties could impair the ability of our customers, both individuals and businesses, to repay their loans.

Our largest source of revenue is payments on loans that we make to our customers. During times of economic downturns, our customers' sources of funds to repay loans are adversely affected, and delinquencies on loans increase. Weakness in the economy in general, and especially weakness in real estate markets, adversely affects our collections and the strength of our loan portfolio. Declines in the ability of our customers to repay loans causes loss of revenue and increased levels of nonperforming loans, which results in higher loan losses, higher provisions for loan losses, and lower earnings.

Changes in interest rates could cause our earnings to decline.

Our balance sheet is currently asset sensitive, which means that when market interest rates change, interest rates on our interest rate sensitive assets, such as loans and investment securities, change more rapidly than interest rates on our interest rate sensitive liabilities, such as deposits and borrowings. Therefore, there are more assets than liabilities subject to immediate repricing as market interest rates change. In a decreasing interest rate environment, our net interest income will tend to fall, and in a rising rate environment, the reverse holds.

Strong competition within our market areas may limit our growth and profitability. Larger banks and numerous other financial institutions with greater resources may be able to compete more effectively than we can.

We face numerous competitors in our community banking operations in all parts of our market area. In addition to competing with larger and smaller banks, which tend to be numerous, we compete with credit unions, brokerage and insurance firms, and other nonbank businesses, such as manufacturers and retailers, that engage in consumer financing activities. Price competition for loans and deposits might result in earning less on our loans and paying more on our deposits, which would reduce our net interest income. Competition also makes it more challenging to grow loans and deposits and to hire and retain experienced employees. Some of the institutions with which we compete have substantially greater resources and lending limits than we do and may offer services that we do not provide. We expect competition to continue to increase in the future as a result of legislative, regulatory, and technological changes and the continuing trend of consolidation in the financial services industry.

If significant increases are required to our allowance for loan losses, our earnings would decrease.

We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If one or more conditions or events causes our prior assumptions to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in increases to our allowance and loss provision. Material additions to our allowance would materially decrease our net income.

In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize additional loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs required by regulatory authorities could have a material adverse effect on our financial condition and results of operations.

We may be required to raise additional capital in the future, but that capital may not be available or may not be available on terms acceptable to us when it is needed.

We are required to maintain adequate capital levels to support our operations and to comply with the existing regulatory agreements. The current need for the Company to raise capital and the depressed or almost nonexistent availability of such capital, increases the uncertainty about our ability to raise additional capital in the future on terms acceptable to us. If we can not raise additional capital our ability to conduct our operations could be materially impaired.

We operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

Our holding company and community banking businesses are highly regulated. Our holding company is regulated by the FRB, the Banking Commission, and the Securities and Exchange Commission. Our community banking subsidiary is regulated by the FDIC and the Banking Commission. Such regulation and supervision govern the activities in which we may engage and are intended primarily for the protection of the deposit insurance fund and depositors. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations or legislation, may have a material impact on our operations. In addition to the risks of noncompliance, we are required to dedicate considerable time and monetary resources in our efforts to comply with the numerous laws and regulations that govern the ways in which we conduct our community banking activities.

The FDIC Deposit Insurance assessments that we are required to pay will increase, possibly materially, in the future, which would have an adverse effect on our earnings.

As a member institution of the FDIC, we are required to pay quarterly deposit insurance premium assessments to the FDIC. Due to the recent turmoil in the financial system, including the failure of several unaffiliated FDIC-insured depository institutions, the deposit insurance premium assessments paid by all banks have increased. Continued increases in the assessments would adversely impact our earnings, perhaps materially.

If investment securities we own suffer a decline in value that we determine to be other than temporary, we may be required to record a significant charge to earnings.

We evaluate our investment securities that have declined in value to determine whether we believe the decline was due to reasons other than temporary market fluctuations. For example, securities may decline in value if the issuer is experiencing difficulties that may jeopardize our ability to recover in a reasonable time the amount we invested. Should we determine that a decline in security value is other than temporary, we are required to record a charge to earnings in our financial statements during the period in which we made that determination. In times of economic stress, declines in the value of securities become more prevalent, increasing the likelihood of charges to our earnings.

Changes in accounting may affect our reported earnings and operating income.

Generally accepted accounting principles and accompanying accounting pronouncements, implementation guidelines, and interpretations for many aspects of our business, such as accounting for investments and loans, are highly complex and involve subjective judgments. Changes in these rules or their interpretation could significantly change our reported earnings. See Note 1, "Summary of Significant Accounting Policies," of the "Notes to Consolidated Financial Statements."

A concentration of real estate development and commercial real estate loans in our portfolio could result in additional increases in our allowance for loan losses, and corresponding decreases in our earnings, if the general economy or real estate markets continue to experience a downward trend.

The volatility of the real estate development and commercial real estate markets could affect our assumptions about the collectibility of our loan portfolio, and the value of the real estate serving as collateral for the repayment of these loans. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, and could materially decrease our net income.

Losing key personnel could negatively affect us.

None of the current members of the Bank's executive management team are under employment contracts, and the loss of additional key personnel could have a negative impact on us and our future results of operations.

Further decline in market value of Company stock could trigger delisting on the stock exchange.

The market value of the Company's stock traded on the NASDAQ Global Select Market declined below $1.00 per share during 2009, and the Company received notice in November 2009 that it had a 180 day grace period for the bid price to exceed $1.00 per share for 10 consecutive days to prevent the Company's stock from being delisted. The Company regained compliance with the NASDAQ listing rules in January 2010; however, if the Company's stock price does not continue to meet this criteria, the stock could be delisted.

ITEM 1B - UNRESOLVED STAFF COMMENTS

None

ITEM 2 - PROPERTIES

We indirectly own and operate real estate through our ownership of the Bank. The Bank owns its headquarters, operations and information technology center offices located in Granite Falls, North Carolina. The Bank also owns banking offices in the North Carolina cities and communities of Conover, Granite Falls, Hickory, Hudson, Lenoir, Matthews, Morganton, Newton, Winston-Salem and Wilkesboro. The Bank leases banking offices in the North Carolina cities and communities of Boone, Charlotte, Cornelius, Granite Falls and Statesville. We believe that the premises occupied by the Bank are well located and suitably equipped to serve and support our community banking business. We do not currently anticipate any problems with the renewal of our leases. See also Note 6, "Premises and Equipment," of the "Notes to Consolidated Financial Statements."

The Bank both owns and leases its facilities as indicated in the table below. The Bank's management considers its facilities well maintained and sufficiently suitable for present operations.

		Approximate		
Location	Principal Use	Facility Size (square feet)	Lot Size (acres)	Owned or Leased
Granite Falls, North Carolina				
23 North Main Street	Home office	8,735	1.2	owned
	Storage building	735	0.5	owned
56 North Main Street	Operations center	11,769	1.1	owned
2630 Connelly Springs Road (Baton)	Banking office in Ingle's Supermarket	430	none	leased
Boone, North Carolina				
230 Wilson Drive	Banking office	5,705	none	leased
Charlotte, North Carolina				
301 South McDowell Street	Banking office	6,096	none	leased
3920 Sharon Road (SouthPark)	Banking office	1,955	none	leased
Conover, North Carolina				
1109 Conover Blvd, East	Banking office	4,421	1.4	owned
Cornelius, North Carolina				
18825 West Catawba Avenue	Banking office	3,409	none	leased

Location	Principal Use	Approximate Facility Size (square feet)	Approximate Lot Size (acres)	Owned or Leased
Hickory, North Carolina				
25 3rd Street NW	Banking office	9,515	0.5	owned
315 1st Avenue NW (Bank of Granite Plaza)	Support offices	15,092	0.5	owned
2220 12th Avenue NE (Springs Road)	Banking office	3,612	1.6	owned
281 14th Avenue NE (Viewmont)	Banking office	4,200	2.0	owned
2900 Highway 127 South (Mountain View)	Banking office	2,480	1.8	owned
Hudson, North Carolina				
537 Main Street	Banking office	4,235	4.1	owned
707 College Avenue SW	Banking office	7,400	1.2	owned
1351 Norwood Street SW (Whitnel)	Banking office	2,530	1.0	owned
701 Wilkesboro Boulevard NE (Hibriten)	Banking office closed in 2009	2,480	2.1	owned
Matthews, North Carolina				
2432 McKee Road	Banking office	4,941	1.5	owned
Morganton, North Carolina				
201 East Meeting Street	Banking office	5,400	0.8	owned
Newton, North Carolina				
311 North Main Avenue	Banking office	3,612	0.9	owned
Statesville, North Carolina				
207 South Center Street	Banking office	5,000	none	leased
Wilkesboro, North Carolina				
1305A S. Collegiate Drive	Banking office	1,600	none	owned
Winston-Salem, North Carolina				
791 Jonestown Road, Ste 100	Banking office	5,000	none	owned

ITEM 3 - LEGAL PROCEEDINGS

There were no material legal proceedings pending as of December 31, 2009. During the year ended December 31, 2009, we were not required to pay any penalties for failure to disclose certain "reportable transactions" under Section 6707A of the Internal Revenue Code.

ITEM 4 - REMOVED AND RESERVED

PART II

ITEM 5 - MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, $1.00 par value, trades on The NASDAQ Global Select Market of The NASDAQ Stock Market® under the symbol GRAN. Price and volume information is contained in *The Wall Street Journal*® and many other major daily newspapers in the NASDAQ section under the National Market Market System listings.

During 2009, the market participants making a market in our common stock with the highest volumes of our shares traded were Knight Equity Markets, L.P., Direct Edge ECN LLC, UBS Securities LLC, Citadel Securities LLC and Automated Trading Desk. There were no issuances of unregistered securities by us during the year ended December 31, 2009.

As of December 31, 2009, there were 15,454,000 shares of our common stock outstanding, owned by approximately 2,000 stockholders of record and an estimated 4,000 holders of shares registered in street name or as beneficial owners. The following table presents the quarterly market sales prices and dividend information for the two years in the period ended December 31, 2009.

Quarterly Common Stock Market Price Ranges and Dividends

2009	**Quarter 1**	**Quarter 2**	**Quarter 3**	**Quarter 4**
Price Range				
High	**$3.61**	**$3.50**	**$3.12**	**$1.04**
Low	**1.10**	**1.50**	**1.02**	**0.40**
Close	**1.71**	**3.01**	**1.03**	**0.51**
Dividends*	**n/a**	**n/a**	**n/a**	**n/a**

2008	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Price Range				
High	$12.99	$11.85	$8.58	$5.00
Low	9.75	6.66	2.29	2.15
Close	10.98	7.11	2.38	2.45
Dividends*	0.13	0.13	n/a	n/a

* The Company suspended its cash dividend in the third quarter of 2008.

See also Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for information about securities authorized for issuance under equity compensation plans and share repurchases.

ITEM 6 - SELECTED FINANCIAL DATA

This item is not applicable.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Management's Discussion and Analysis is provided to assist in understanding and evaluating our results of operations and financial condition. The following discussion is intended to provide a general overview of our performance for the year ended December 31, 2009. Readers seeking more in-depth information should read the more detailed discussions that follow as well as the consolidated financial statements and related notes included under Item 8 of this annual report. All information presented is consolidated data unless otherwise specified.

EXECUTIVE OVERVIEW

The Company reported a loss of $25.6 million, or $1.66 per share for 2009, compared to a loss of $36.3 million, or $2.35 per share for 2008. The 2009 loss reflects a continuation of very elevated levels of credit costs for loan losses and losses on the disposal of real estate obtained in the settlement of loans. Those costs were approximately $39.0 million for 2009, compared to $31.1 million for 2008.

The depressed economic environment in our markets continues to affect the values of all collateral which underlie our loans. The loss severity on new home construction, development lots and raw land has been the most significant component of our losses. Additionally, we have experienced weakness in our small business portfolio, which in combination with the depressed real estate market reduces the collateral value of the buildings housing the business operations of these customers. These conditions are the primary reasons for the continuing elevated levels of loan charge-offs and related loss provisioning, and the level of non-performing loans.

The 2009 loss includes a $2.1 million loss related to our mortgage subsidiary. Funding and operational issues resulted in attempting to restructure the operating model and eventually discontinuing all loan origination activity in the third quarter of 2009. All further comments relate solely to the operations and financial condition of the Bank.

The Company was able to recognize a $5.8 million tax benefit in the fourth quarter as a result of favorable tax legislation for small companies, including banks that had not received TARP assistance.

As discussed more completely in the footnotes to the financial statements, the Bank consented to the regulatory issuance of a Cease and Desist Order ("the Order") in August of 2009. The Bank's inadequate capital levels; continuing operating losses; and continuing loan asset quality challenges were the primary issues noted in the Order for correction. In response, the Bank has restructured the balance sheet mix of assets, curtailed lending activities (although loan demand in our markets is consistent with other cited evidence of very weak loan demand in general), and aggressively reduced core operating costs. However, increased FDIC insurance costs, and the legal and other costs of resolving the problem loans significantly outweighs the cost reductions.

Our balance sheet restructuring and loan resolution efforts have combined to result in a $160.0 million reduction in the Bank's loans year over year. Other restructuring activities and aggressive fourth quarter deposit acquisition activity has resulted in our deposit levels remaining essentially level on a comparative year basis, with liquidity improving significantly year over year.

In the fourth quarter we saw a surge in borrowers indicating, through notice or lack of performance, an inability to meet existing loan terms. As a result, nonperforming loans increased significantly on a consecutive quarter basis, and the degradation of the portfolio has continued into 2010. Unless the economy improves significantly, these asset quality issues and related costs are likely to continue to depress the Bank's operating performance in 2010.

The erosion of regulatory capital because of the operating loss, net of the benefits of the balance sheet restructuring and the tax benefit, results in the Bank being "undercapitalized" under regulatory definitions on a total risk basis at December 31, 2009. The uncertainties related to the Bank's ability to meet the capital levels set forth in the Order and the possible regulatory response to the continuing capital level deficiencies, raises substantial doubt as to the Company's ability to continue as a going concern.

The following sections of this discussion provide more detail regarding current and prior year matters. Additionally, Note 2, "Regulatory Matters and Going Concern Considerations," in the "Notes to Consolidated Financial Statements" discusses the regulatory and capital levels in significantly more detail.

CRITICAL ACCOUNTING POLICIES

Information included in our audited financial statements and management's discussion and analysis is derived from our accounting records, which are maintained in accordance with accounting principles generally accepted in the United States of America (US GAAP) and general practices within the banking industry. While much of the information is definitive, certain accounting issues are highly dependent upon estimates and assumptions made by management. An understanding of these estimates and assumptions is vital to understanding the Company's financial statements. Critical accounting policies are those policies that are most important to the determination of our financial condition and results of operations, or that require management to make assumptions and estimates that are subjective or complex.

We periodically evaluate our critical accounting policies, including those related to the allowance for loan losses and fair value estimates. While we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, actual results may differ from these estimates under different assumptions or outcomes.

ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses reflects the estimated losses resulting from the inability of our customers to make required loan payments. The allowance reflects management's evaluation of the risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrower, fair market value of collateral and other items that, in our opinion, deserve current recognition in estimating possible loan losses. Our evaluation process is based on historical evidence and current trends among delinquencies, defaults and nonperforming assets.

The methodology for determining the allowance for loan losses is based on historical loss rates, current credit grades, specific allocation for impaired loans and an unallocated amount. The allowance for loan losses is created by direct charges to operations. Losses on loans are charged against the allowance for loan losses in the accounting period in which they are determined by management to be uncollectible. We periodically revise historical loss factors for different segments of the portfolio to be more reflective of current market conditions.

Large commercial loans that exhibit probable or observed credit weaknesses are subject to individual review for impairment. When individual loans are impaired, the impairment allowance is measured in accordance with the accounting standard entitled *Accounting by Creditors for Impairment of a Loan* . The predominant measurement method for the Bank is the evaluation of the fair value of the underlying collateral. Our policy for the recognition of interest income on impaired loans is the same as our interest recognition policy for all non-accrual loans. Accrued interest is reversed to income to the extent it relates to the current year and charged off otherwise.

The evaluations described above are inherently subjective, as they require the use of material estimates. Unanticipated future adverse changes in borrower or economic conditions could result in material adjustments to our allowance for loan losses that could adversely impact our earnings in future periods.

FAIR VALUE ESTIMATES - The Company reports investment securities available for sale, and certain impaired loans and other assets at fair value. At December 31, 2009, the percentage of total assets measured at fair value on a recurring basis was 18.0%. The majority of assets and liabilities reported at fair value are based on quoted market prices or market prices for similar instruments. Other financial assets are reported at fair value on a nonrecurring basis, as impaired loans and other real estate. See Note 19, "Fair Value of Financial Instruments", in the Notes to Consolidated Financial Statements for additional disclosures regarding the fair value of financial instruments.

RESULTS OF OPERATIONS

Performance Summary for 2009 and 2008

The following table includes significant elements of the Company's 2009 and 2008 operations. The most significant change in the 2009 loss of $25.6 million versus the 2008 amount of $36.3 million is $10.4 million related to federal income taxes. In 2009, the Company was able to carry back $5.8 million of the operating loss to previously closed years. In 2008, the net result of the Company realizing the operating loss through carryback, and providing a valuation reserve against existing deferred tax assets, was the recognition of a $4.6 million tax expense.

In 2008 the Company determined that the value of its goodwill was impaired in the amount of $10.8 million and the goodwill was written off.

The net interest income decreased $5.7 million when comparing 2009 to 2008. Both years reflect the effect of historically low market interest rates that continue to exist. The competition for deposits creates a floor for deposits that continues to compress net interest margin. See the separate section "Net Interest Income" of this discussion for details of the net interest income components.

Other expenses decreased $6.0 million. The salaries and employee benefits decreased $5.5 million and resulted from headcount reduction in the Bank, substantially all personnel eliminated in the mortgage company, and the curtailment of pension benefits. These amounts were partially offset by payment of termination benefits. In 2009, the Company incurred losses on disposal and write-down of existing other real estate of $10.3 million versus $0.9 million in 2008. FDIC insurance cost increased by $2.5 million from 2008, primarily due to the Bank's risk ratings declining substantially, and the FDIC imposing a special assessment that related to all banks of $1.0 million as a measure to attempt to stabilize the insurance fund. The 2008 amount had increased by approximately $1.0 million from recent prior years.

Other income was $1.5 million less in 2009 than 2008, as the mortgage banking income decreased by $2.8 million. Our mortgage company ceased originating new loans in early 2009. In 2008 the Company incurred securities losses of $1.9 million as a result of the decision to sell a portfolio of securities in the holding company that were deemed to be at risk of high losses in the future.

The following table highlights differences in operations for the year ended December 31, 2009 compared to the year ended December 31, 2008.

(Table dollars in thousands except per share amounts)	**2009**	2008	$ Change	% Change
Net loss	$ **(25,620)**	$ (36,251)	$ 10,631	-29.3%
Net loss per share	**(1.66)**	(2.35)	0.69	-29.4%
Interest income	**52,646**	66,923	(14,277)	-21.3%
Interest expense	**21,224**	29,753	(8,529)	-28.7%
Net interest income	**31,422**	37,170	(5,748)	-15.5%
Interest and fees from loans	**46,948**	57,953	(11,005)	-19.0%
Average gross loans	**877,432**	971,560	(94,128)	-9.7%
Provision for loan losses	**28,733**	30,228	(1,495)	-4.9%
Charge-offs, net of recoveries	**25,702**	23,095	2,607	11.3%
Nonperforming loans	**53,140**	50,591	2,549	5.0%
Interest on securities and overnight investments	**4,032**	4,634	(602)	-13.0%
Total other income	**8,887**	10,378	(1,491)	-14.4%
Total other expenses	**42,996**	48,974	(5,978)	-12.2%
Personnel expenses	**16,010**	21,497	(5,487)	-25.5%
Goodwill impairment	**-**	10,763	(10,763)	-100.0%
Other noninterest expenses	**26,986**	16,714	10,272	61.5%
Income tax expense (benefit)	**(5,800)**	4,597	(10,397)	-226.2%
Net interest margin	**3.11%**	3.48%		
Average prime rate	**3.25%**	5.09%		
Yield on loans	**5.54%**	6.41%		
Yield on securities and overnight investments	**3.03%**	4.51%		
Cost of interest-bearing deposits	**2.32%**	3.13%		

NET INTEREST INCOME

Net interest income (the difference between interest earned on interest-earning assets, primarily loans in the Bank, and interest paid on interest-bearing liabilities, primarily deposits in the Bank) normally represents the most significant component of our revenue. Net interest income was approximately $31.4 million and $37.2 million for 2009 and 2008, respectively, representing a decrease of 15.5% for 2009 over 2008. The decrease in net interest income reflects the continued effect of low market interest rates and approximately $160.0 million decrease in the Bank's loan portfolio. A result of the balance sheet restructuring has been to increase the securities investment portfolio and reduce loans; however, rates on investments within the Bank's pricing and risk tolerances are substantially below replaced loan rates. The Bank has implemented a more rigorous risk based pricing protocol for loans in the second half of 2009, including the utilization of rate floors, and as a result, net interest income has increased on a linked quarter basis in each of the last two quarters.

The Bank's cost of funds continues to decline as maturing certificates of deposit generally reflect rates in existence prior to the dramatic decrease in market rates in late 2008.

The following table presents our daily average balances, interest income and expense and average rates earned and paid on interest-earning assets and interest-bearing liabilities for the last three years.

AVERAGE BALANCES AND INTEREST INCOME ANALYSIS
for the years ended December 31,

(Table dollars in thousands)	**2009**			2008			2007		
	Average Balance	**Average Yield/ Cost**	**Interest Income/ Expense**	Average Balance	Average Yield/ Cost	Interest Income/ Expense	Average Balance	Average Yield/ Cost	Interest Income/ Expense
Assets									
Loans (1)	**$ 877,432**	**5.54%**	**$ 48,614**	$ 971,560	6.41%	$ 62,289	$ 949,574	8.63%	$ 81,906
Taxable securities	**126,253**	**2.90%**	**3,660**	83,166	3.89%	3,236	128,848	4.44%	5,726
Nontaxable securities (2)	**8,270**	**6.77%**	**560**	30,839	6.66%	2,054	36,861	6.64%	2,449
Federal funds sold	**5,116**	**0.16%**	**8**	4,667	1.35%	63	1,748	5.21%	91
Total interest-earning assets	**1,017,071**	**5.20%**	**52,842**	1,090,232	6.20%	67,642	1,117,031	8.07%	90,172
Cash and due from banks	**39,091**			23,919			25,779		
All other assets	**45,497**			75,549			63,101		
Total assets	**$ 1,101,659**			$ 1,189,700			$ 1,205,911		
Liabilities and stockholders' equity									
NOW deposits	**$ 140,022**	**0.96%**	**1,348**	$ 134,919	1.14%	1,533	$ 122,345	1.28%	1,572
Money market deposits	**197,416**	**1.51%**	**2,981**	233,782	2.89%	6,755	244,361	4.25%	10,381
Savings deposits	**20,303**	**0.20%**	**40**	21,567	0.24%	52	22,677	0.39%	89
Time deposits of $100 or more	**209,525**	**3.16%**	**6,630**	214,208	4.07%	8,724	204,249	4.91%	10,036
Other time deposits	**282,971**	**3.07%**	**8,699**	246,424	3.89%	9,580	229,716	4.67%	10,734
Interest-bearing deposits	**850,237**	**2.32%**	**19,698**	850,900	3.13%	26,644	823,348	3.99%	32,812
Overnight borrowings	**11,240**	**1.09%**	**123**	28,305	2.48%	703	36,357	3.87%	1,407
Other borrowings	**45,569**	**3.08%**	**1,403**	52,857	4.55%	2,406	48,503	5.42%	2,629
Total interest-bearing liabilities	**907,046**	**2.34%**	**21,224**	932,062	3.19%	29,753	908,208	4.06%	36,848
Noninterest-bearing deposits	**111,614**			131,563			146,563		
Other liabilities	**15,134**			12,820			11,376		
Stockholders' equity	**67,865**			113,255			139,764		
Total liabilities and stockholders' equity	**$ 1,101,659**			$ 1,189,700			$ 1,205,911		
Net yield on earning assets and net interest income (2) (3)		**3.11%**	**$ 31,618**		3.48%	$ 37,889		4.77%	$ 53,324
Interest rate spread (4)		**2.86%**			3.01%			4.01%	

(1) Nonaccrual loans have been included.
(2) Yields and interest income on tax-exempt investments have been adjusted to tax equivalent basis using a 35% tax rate for 2009, 2008 and 2007. The taxable equivalent adjustments were approximately $196 thousand, $719 thousand and $857 thousand for 2009, 2008 and 2007, respectively.
(3) Net yield on earning assets is computed by dividing net interest earned by average earning assets.
(4) The interest rate spread is the interest-earning assets rate less the interest-bearing liabilities rate.

Changes in interest income and interest expense can result from changes in both volume and rates. The following table sets forth the dollar amount of increase (decrease) in interest income and interest expense resulting from changes in the volume of interest-earning assets and interest-bearing liabilities and from changes in yields and rates.

INTEREST RATE AND VOLUME VARIANCE ANALYSIS
for the years ended December 31,

(Table in thousands)	2009 compared to 2008			2008 compared to 2007		
	Change Attributable to			Change Attributable to		
	Volume(1)	Rate(1)	Total	Volume(1)	Rate(1)	Total
Loans	$ (5,625)	$ (8,050)	$ (13,675)	$ 1,653	$ (21,270)	$ (19,617)
Taxable securities	1,463	(1,039)	424	(1,904)	(586)	(2,490)
Nontaxable securities	(1,516)	22	(1,494)	(401)	6	(395)
Federal funds sold	3	(58)	(55)	96	(124)	(28)
Interest-earning assets	$ (5,675)	$ (9,125)	$ (14,800)	$ (556)	$ (21,974)	$ (22,530)
NOW deposits	$ 54	$ (239)	$ (185)	$ 152	$ (191)	$ (39)
Money market deposits	(800)	(2,974)	(3,774)	(378)	(3,248)	(3,626)
Savings deposits	(3)	(9)	(12)	(4)	(33)	(37)
Time deposits of $100 or more	(169)	(1,925)	(2,094)	447	(1,759)	(1,312)
Other time deposits	1,272	(2,153)	(881)	715	(1,869)	(1,154)
Interest-bearing deposits	354	(7,300)	(6,946)	932	(7,100)	(6,168)
Overnight borrowings	(305)	(275)	(580)	(256)	(448)	(704)
Other borrowings	(278)	(725)	(1,003)	217	(440)	(223)
Interest-bearing liabilities	$ (229)	$ (8,300)	$ (8,529)	$ 893	$ (7,988)	$ (7,095)

(1) The rate/volume variance for each category has been allocated equally on a consistent basis between rate and volume variances.

LIQUIDITY AND ASSET/LIABILITY MANAGEMENT

The Company's historical liquidity management process included anticipating operating cash requirements, evaluating time deposit maturities, monitoring loan to deposit ratios, and correlating these activities to an overall periodic internal liquidity measure. In evaluating our asset mix, we have sought to maintain a securities portfolio sufficient to provide short-term liquidity in periods of unusual fluctuations. The activity also included the Granite Mortgage operations, which were always separately funded and have now been largely discontinued.

As outside funding sources have been withdrawn or restricted to current levels of outstandings, our liquidity management has focused on insuring adequate internal funding by the Bank.

The Bank's primary internal sources of liquidity are customer deposits, cash and balances due from other Banks, and unencumbered investment securities. These funds, together with loan repayments, are used to make loans and to fund continuing operations. Additionally, retail and commercial deposit balances fluctuate significantly, and we target liquidity levels to meet those periodic declines. The Bank's liquidity (cash + unencumbered securities / total deposits) was approximately $180.0 million, or 19% of total deposits at December 31, 2009.

As of December 31, 2009, the Bank's core deposits, defined as total deposits, excluding time deposits of $100 thousand or more, totaled $719.0 million, or 74.4%, of the Bank's total deposits versus $783.8 million, or 79.0%, at December 31, 2008.

The regulatory Order limits the Bank's participation in the national markets for deposits and requires that local rates conform to rates that are not more than 75 basis points above the average local market rates for all products (effective March 1, 2010 the Bank cannot offer rates in excess of 75 basis points over National market rates). This restriction does not currently prevent the Bank from offering competitive rates.

Certificates of deposit of $100 thousand or more represented 25.6% and 21.0%, respectively, of the Bank's total deposits at December 31, 2009 and 2008. Management believes that a sizeable portion of the Bank's time deposits are relationship-oriented. Brokered certificates of deposit totaled $8.2 million and $52.8 million at December 31, 2009 and 2008, respectively. While the Bank appreciates the need to pay competitive rates to retain these deposits, other subjective factors also influence deposit retention. Based upon prior experience, the Bank anticipates that a substantial portion of outstanding certificates of deposit will renew upon maturity.

The objective of the Bank's asset/liability management process is focused to providing relative stability and reduction of volatility for the Bank's net interest income through various scenarios of changes in interest rates. The process attempts to balance the need for stability and predictability of net interest income against competing needs such as balance sheet mix constraints, overall earnings targets and the risk/return relationships between liquidity, interest rate risk, market risk and capital adequacy. The Bank maintains an asset/liability management policy approved by the Bank's Board of Directors. This policy and the analysis process undertaken by management and the Board's Asset/Liability Management Committee ("ALCO") provides guidelines to control the exposure of its earnings to changing interest rates by generally endeavoring to maintain a position within a range around an "earnings neutral position", which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

When suitable lending opportunities are not sufficient to utilize available funds, the Bank has generally invested such funds in securities, primarily securities issued by U.S. governmental agencies, and in accordance with the balance sheet restructuring to limit any credit risk and risk based asset allocation. The securities portfolio contributes to the Bank's earnings and plays an important part in overall interest rate management.

The analysis of an institution's interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is a standard tool for the measurement of the exposure to interest rate risk. Management believes that because interest rate gap analysis does not address all factors that can affect earnings performance, its practical usefulness in managing the Bank's interest rate risk is limited, and it should be used in conjunction with other methods managing expected net interest income.

The Bank's gap analysis at December 31, 2009 indicates that its balance sheet is generally asset sensitive, meaning that in a given period there will be more assets than liabilities subject to immediate repricing as market rates change. This would indicate that in a decreasing rate environment, hypothetical net interest income would tend to fall. However, the results of computer simulation modeling at that date suggest minimal interest rate exposure under moderately increasing or decreasing interest rate scenarios. Under the moderate rising rate environment, the Bank's net interest income would be expected to increase by approximately 9%.

The management of interest rate risk and the overall asset/liability position is integrated with the liquidity management process. Currently less than 10% of the Bank's loans are directly related to market interest rates. The remaining loans are fixed rate or relate to the Bank's independent index, which relates more directly to the Bank's operating footprint.

The following table presents interest rate sensitivity of our interest-earning assets and interest-bearing liabilities.

INTEREST RATE SENSITIVITY (GAP ANALYSIS)
As of December 31, 2009

(Table dollars in thousands)	Interest Sensitive Within 1 to 90 Days	91 to 180 Days	181 to 365 Days	Total Within 1 Year	Non-sensitive or Sensitive Beyond 1 Year	Total
Interest-earning Assets						
Interest-bearing due from banks	$ 1,763	$ -	$ -	$ 1,763	$ -	$ 1,763
Securities (at amortized cost) (1):						
U.S. Government agencies	-	-	1,539	1,539	42,172	43,711
Mortgage-backed securities	-	-	-	-	150,738	150,738
Other (including equity securities)	-	-	-	-	853	853
Loans (gross):						
Real estate - Construction	38,874	1,092	361	40,327	19,374	59,701
Real estate - Mortgage	334,356	5,338	10,221	349,915	216,082	565,997
Commercial, financial and agricultural	108,757	1,155	2,110	112,022	31,596	143,618
Consumer	1,355	229	636	2,220	3,986	6,206
All other	147	-	-	147	-	147
Total interest-earning assets	$ 485,252	$ 7,814	$ 14,867	$ 507,933	$ 464,801	$ 972,734
Interest-bearing Liabilities						
Interest-bearing deposits:						
Savings and NOW accounts	$ 164,627	$ -	$ -	$ 164,627	$ -	$ 164,627
Money market accounts	155,745	-	-	155,745	-	155,745
Time deposits of $100 or more	42,043	29,359	123,878	195,280	52,359	247,639
Other time deposits	56,349	40,738	139,672	236,759	52,162	288,921
Overnight and short-term borrowings	3,000	2,000	15,000	20,000	-	20,000
Long-term borrowings	-	-	-	-	20,000	20,000
Total interest-bearing liabilities	$ 421,764	$ 72,097	$ 278,550	$ 772,411	$ 124,521	$ 896,932
Interest sensitivity gap	$ 63,488	$ (64,283)	$ (263,683)	$ (264,478)		
Cumulative interest sensitivity gap	63,488	(795)	(264,478)	(264,478)		
Interest earning-assets as a percentage of interest-bearing liabilities	115%	11%	5%	66%		

(1) Interest sensitivity periods for debt securities are based on contractual maturities.

The following table presents the maturity distribution of our loans by type, including fixed rate loans.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES
As of December 31, 2009

(Table in thousands)	Within One Year	One to Five Years	Five Years or More	Total
Real estate - Construction	$ 34,625	$ 17,790	$ 7,286	$ 59,701
Real estate - Mortgage	129,679	302,771	133,547	565,997
Commercial, financial and agricultural	65,915	62,801	14,902	143,618
Consumer	1,436	4,687	83	6,206
All other	147	-	-	147
Total	$ 231,802	$ 388,049	$ 155,818	$ 775,669
Predetermined rate, maturity greater than one year	$ -	$ 182,433	$ 53,690	$ 236,123
Variable rate or maturing within one year	231,802	205,616	102,128	539,546
Total	$ 231,802	$ 388,049	$ 155,818	$ 775,669

Our average rate paid on interest-bearing deposits declined to 2.32% in 2009 compared to 3.13% in 2008. Our decline in average deposits was primarily in demand deposits. The daily average amounts of deposits of the Bank are summarized below.

AVERAGE DEPOSITS
for the years ended December 31,

(Table in thousands)	**2009**	2008	2007
Non-interest-bearing demand deposits	**$ 111,614**	$ 131,563	$ 146,563
Interest-bearing demand deposits	**337,438**	368,701	366,706
Savings deposits	**20,303**	21,567	22,677
Time deposits	**492,496**	460,632	433,965
Total	**$ 961,851**	$ 982,463	$ 969,911

The preceding table includes certificates of deposits $100 thousand and over, which at December 31, 2009 totaled $247.6 million. The following table presents the maturities of these time deposits of $100 thousand or more.

MATURITIES OF TIME DEPOSITS OF $100 THOUSAND OR MORE
As of December 31, 2009

(In thousands)	Within Three Months	Three to Six Months	Six to Twelve Months	Within One Year	One to Five Years	Total
Time deposits of $100 thousand or more	$ 42,043	$ 29,359	$ 123,878	$ 195,280	$ 52,359	$ 247,639

CAPITAL RESOURCES

The levels of capital resources and related regulatory matters are discussed in detail in Note 2, "Regulatory Matters and Going Concern Considerations," and Note 15, "Regulation and Regulatory Restrictions," in the "Notes to Consolidated Financial Statements." As set forth therein, the Bank's capital levels are significantly below the capital levels set forth in the regulatory Order. As a result the Bank is precluded from paying dividends to the parent company for the duration of the Order.

LOANS

The Company's lending activities have been concentrated in real estate related loans and commercial loans to small and medium sized businesses. We have a diversified loan portfolio with no concentrations to any one borrower. The amounts and types of loans outstanding for the past five years are shown in the following table.

LOANS
As of December 31,

(Table dollars in thousands)

	2009		2008		2007		2006		2005	
	Amount	**% of Total Loans**	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Loans										
Real estate -										
Construction	**$ 59,701**	**7.7%**	$ 146,167	15.4%	$ 182,457	19.2%	$ 161,072	17.6%	$ 125,555	15.1%
Mortgage	**565,997**	**73.0%**	593,233	62.5%	513,140	54.1%	488,347	53.4%	455,322	54.6%
Commercial, financial and agricultural	**143,618**	**18.5%**	199,370	21.0%	238,469	25.2%	248,691	27.2%	231,229	27.7%
Consumer	**6,206**	**0.8%**	10,713	1.1%	13,481	1.4%	15,317	1.7%	20,911	2.5%
All other	**147**	**0.0%**	258	0.0%	567	0.1%	742	0.1%	915	0.1%
Total loans	**775,669**	**100.0%**	949,741	100.0%	948,114	100.0%	914,169	100.0%	833,932	100.0%
Deferred origination fees, net	**(650)**		(1,592)		(1,788)		(1,677)		(1,485)	
Total loans, net of deferred fees	**$ 775,019**		$ 948,149		$ 946,326		$ 912,492		$ 832,447	

For commercial, financial and agricultural loans, the Bank is generally collateralized by all business assets, including the related real estate where applicable. Also see Note 19, "Fair Value of Financial Instruments" in the "Notes to Consolidated Financial Statements."

NONPERFORMING LOANS AND NONPERFORMING ASSETS
As of December 31,

(Table dollars in thousands)	**2009**	2008	2007	2006	2005
Nonperforming assets					
Nonaccrual loans	**$ 40,736**	$ 50,591	$ 36,450	$ 9,289	$ 6,424
Restructured loans - nonaccrual	**12,404**	-	-	-	-
Total nonperforming loans	**53,140**	50,591	36,450	9,289	6,424
Foreclosed properties	**13,235**	6,805	2,491	1,162	926
Total nonperforming assets	**$ 66,375**	$ 57,396	$ 38,941	$ 10,451	$ 7,350
Restructured loans - accruing	**$ 13,284**	$ -	$ -	$ -	$ -
Loans past due 90 days or more and still accruing interest	**1,195**	114	162	5,074	4,208
Nonperforming loans to total loans	**6.86%**	5.34%	3.85%	1.02%	0.77%
Allowance for loan losses to nonperforming loans	**52.38%**	49.03%	48.49%	169.95%	216.75%
Nonperforming loans to total assets	**5.01%**	4.41%	2.99%	0.77%	0.58%
Nonperforming assets to total assets	**6.26%**	5.00%	3.19%	0.87%	0.66%

We classify loans as nonaccrual when the loan is 90 days past due, or we believe the loan may be impaired, and the accrual of interest on such loans is discontinued. The recorded accrued interest receivable deemed uncollectible is reversed to the extent it was accrued in the current year or charged-off to the extent it was accrued in previous years. A loan classified as nonaccrual is returned to accrual status when the obligation has been brought current, it has performed in accordance with its contractual terms for a sufficient period of time, and the ultimate collection of principal and interest is no longer considered doubtful. Of the Bank's $53.1 million nonperforming loans at December 31, 2009, approximately $12.4 million is single family homes, unimproved land or residential lots in various stages of development. The remaining population consists of loans to a variety of small business operations that are in default and are generally secured by commercial real estate. The increase in nonperforming assets as of December 31, 2009 is primarily related to the increase in foreclosed properties.

All of our investment in impaired loans, $38.9 million at December 31, 2009, is included in nonaccrual loans in the table above, and the related loan loss allowance for these loans was $7.7 million. At December 31, 2008 our investment in impaired loans was $42.6 million, and the related loan loss allowance was $5.4 million. The average recorded balance of impaired loans was $34.0 million for 2009 and $29.0 million for 2008.

In addition to the nonaccrual loans, the Bank has potential problem loans of approximately $86.5 million at December 31, 2009. Potential problem loans are loans as to which management has serious doubts as to the ability of the borrowers to comply with present repayment terms. These loans do not meet the criteria for, and are therefore not included in, nonperforming assets. Management defines potential problem loans as those loans graded substandard in the Bank's grading system. These loans were considered in determining the adequacy of the allowance for loan losses and are closely and regularly monitored to protect the Bank's interests.

Our investment in impaired loans for the past five years ended December 31, was as follows:

IMPAIRED LOANS
As of December 31,

(Table in thousands)	**2009**	2008	2007	2006	2005
Total investment in impaired loans	**$ 38,912**	$ 42,615	$ 27,017	$ 15,516	$ 11,046
Loan loss allowance related to impaired loans	**$ 7,715**	$ 5,400	$ 3,029	$ 3,926	$ 3,249

The Bank classifies a loan as impaired when, based on current information and events, management believes it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured primarily based on the fair value of the collateral supporting the loan. The total balance of impaired loans decreased $3.7 million, or 8.7% in 2009 compared to 2008, and the loan loss allowance related to impaired loans increased $2.3 million. The loan loss allowance related to impaired loans was 19.83% as of December 31, 2009 compared to 12.67% as of December 31, 2008.

For the years ended December 31, 2009 and 2008, the estimated gross interest income that would have been recorded had the nonaccruing loans been current in accordance with their original terms was $2.8 million, and $2.0 million, respectively, while the interest recognized on such loans was approximately $1.5 million and $1.0 million, respectively.

PROVISIONS AND ALLOWANCES FOR LOAN LOSSES

The risks inherent in our loan portfolio, including the adequacy of the allowance or reserve for loan losses, are significant estimates that are based on assumptions by our management regarding, among other factors, general and local economic conditions, which are difficult to predict. In estimating these risks and the related loss reserve levels, we also consider the financial conditions of specific borrowers and credit concentrations with specific borrowers, groups of borrowers, and industries.

We use several measures to assess and monitor the credit risks in our loan portfolio, including a loan grading system that begins upon loan origination and continues until the loan is collected or collectibility becomes doubtful. When originated or renewed, all loans over a certain dollar amount receive in-depth reviews and risk assessments by the Bank's Credit Administration. Furthermore, loans and commitments of $500 thousand or more made during the month, as well as commercial loans past due 30 days or more, are reviewed monthly by the Loan Committee of the Bank's Board of Directors.

Large commercial loans that exhibit probable or observed credit weaknesses are subject to individual review for impairment. When individual loans are impaired, the impairment allowance is measured in accordance with the accounting standard entitled *Accounting By Creditors for Impairment of a Loan*. The predominant measurement method for the Bank is the evaluation of the fair value of the underlying collateral. Allowance levels are estimated for other commercial loans in the portfolio based on their assigned credit risk grade, type of loan and other matters related to credit risk. The Bank aggregates non-graded retail type loans into pools of similar credits and reviews the historical loss experience associated with these pools as the criteria to allocate the allowance to each category.

The allowance for loan losses is comprised of three components: specific reserves, general reserves and unallocated reserves. Generally, all loans with outstanding balances of $250 thousand or greater that have been identified as impaired are reviewed periodically in order to determine whether a specific allowance is required. When the value of the impaired loan is less than the recorded investment in the loan, the amount of the impairment is recorded as a specific reserve. Loans for which specific reserves are provided are excluded from the general allowance calculations as described below.

The general allowance reflects the best estimate of probable losses that exist within the portfolios of loans that have not been specifically identified. The general allowance for the commercial loan portfolio is established considering several factors including: current loan grades, historical loss rates, estimated future cash flows available to service the loan, and the results of individual loan reviews and analyses. The allowance for loan losses for consumer loans, mortgage loans, and leases is determined based on past due levels and historical projected loss rates relative to each portfolio.

The unallocated allowance is determined through our assessment of probable losses that are in the portfolio but are not adequately captured by the other two components of the allowance, including consideration of current economic and business conditions and regulatory requirements. The unallocated allowance also reflects our acknowledgement of the imprecision and subjectivity that underlie the assessment of credit risk.

The allowance for loan losses is created by direct charges to operations. Losses on loans are charged against the allowance for loan losses in the accounting period in which they are determined by us to be uncollectible. Recoveries during the period are credited to the allowance for loan losses.

Management is continuing to closely monitor the value of real estate serving as collateral for our loans, especially lots and land under development, due to continued concern that the low level of real estate sales activity will continue to have a negative impact on the value of real estate collateral. In addition, depressed market conditions have adversely impacted, and may continue to adversely impact, the financial condition and liquidity position of certain of our borrowers. Additionally, the value of commercial real estate collateral may come under further pressure from weak economic conditions and prevailing unemployment levels.

We believe that the Company's allowance is an adequate estimation of probable losses incurred in our loan portfolio at December 31, 2009. No assurance can be given, however, that adverse economic circumstances or other events, including additional and continued loan review, future regulatory examination findings or changes in borrowers' financial conditions, will not result in increased losses in the loan portfolio or in the need for increases in the allowance for loan losses.

The following table presents an analysis of changes in the allowance for loan losses for years indicated.

CHANGES IN THE ALLOWANCE FOR LOAN LOSSES
for the years ended December 31,

(Table dollars in thousands)	**2009**	2008	2007	2006	2005
Balance at beginning of year	**$ 24,806**	$ 17,673	$ 15,787	$ 13,924	$ 13,665
Loans charged off:					
Real estate	**23,435**	15,550	14,850	1,708	919
Commercial, financial and agricultural	**5,003**	10,557	30,955	2,808	3,484
Credit cards and related plans	**54**	16	15	26	45
Installment loans to individuals	**78**	396	177	410	540
Demand deposit overdraft program	**159**	195	233	251	262
Asset-based lending	**-**	-	7,433	-	-
Total charge-offs	**28,729**	26,714	53,663	5,203	5,250
Recoveries of loans previously charged off:					
Real estate	**738**	1,340	233	84	63
Commercial, financial and agricultural	**2,176**	2,041	19	282	29
Credit cards and related plans	**7**	1	4	10	3
Installment loans to individuals	**36**	145	47	138	42
Demand deposit overdraft program	**70**	92	115	138	178
Total recoveries	**3,027**	3,619	418	652	315
Net charge-offs	**25,702**	23,095	53,245	4,551	4,935
Provision for loan losses	**28,733**	30,228	55,131	6,414	5,194
Balance at end of year	**$ 27,837**	$ 24,806	$ 17,673	$ 15,787	$ 13,924
Ratio of net charge-offs during the year to average loans outstanding during the year	**2.95%**	2.42%	5.70%	0.52%	0.61%
Allowance coverage of net charge-offs	**108.31%**	107.41%	33.19%	346.95%	282.14%
Allowance as a percentage of gross loans	**3.59%**	2.62%	1.87%	1.73%	1.67%

The following table presents the allocation of the allowance for loan losses by category; however, the total allowance is available for charging off losses from any category of the entire portfolio.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
As of December 31,

(Table dollars in thousands)	**2009**		2008		2007		2006		2005	
	Amount	**% of Total Loans**	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Real estate	**$ 24,065**	**80.7%**	$ 20,164	77.9%	$ 12,421	73.3%	$ 5,091	71.0%	$ 4,448	69.7%
Commercial, financial, and agricultural	**3,217**	**18.5%**	3,965	21.0%	3,899	25.2%	9,891	27.2%	8,401	27.7%
Consumer	**126**	**0.8%**	211	1.1%	281	1.4%	443	1.7%	577	2.5%
All other loans	**39**	**0.0%**	34	0.0%	310	0.1%	-	0.1%	-	0.1%
Unallocated	**390**	**n/a**	432	n/a	762	n/a	362	n/a	498	n/a
Total loans	**$ 27,837**	**100.0%**	$ 24,806	100.0%	$ 17,673	100.0%	$ 15,787	100.0%	$ 13,924	100.0%

The allowance for loan losses was 3.59%, 2.62% and 1.87% of loans outstanding at December 31, 2009, 2008 and 2007, respectively, which was consistent with our assessment of the credit quality of the loan portfolio. The allowance for loan losses for real estate loans was 3.79%, 2.73% and 1.79% of loans outstanding at December 31, 2009, 2008 and 2007, respectively. The ratios of net charge-offs during the year to average loans outstanding during the period were 2.95%, 2.42% and 5.70% at December 31, 2009, 2008 and 2007, respectively.

INVESTMENT SECURITIES

We invest in securities as permitted under bank regulations. These securities include all obligations of the U.S. Treasury, agencies of the U.S. government, including mortgage-backed securities and certain derivatives, bank eligible obligations of any state or political subdivision, bank eligible corporate obligations, including commercial paper, negotiable certificates of deposit, bankers acceptances, mutual funds and limited types of equity securities.

As noted above, our investments in marketable securities increased substantially during 2009 as part of our balance sheet restructuring.

Our investment activities are governed internally by a written, Board-approved policy. Investment strategies are established in consideration of the interest rate environment, balance sheet mix, actual and anticipated loan demand, funding opportunities and our overall interest rate sensitivity. In general, the investment portfolio is managed with a focus on the following goals: (i) to provide a sufficient margin of liquid assets to meet unanticipated deposit and loan fluctuations and overall funds management objectives; (ii) to provide eligible securities to secure public funds, trust deposits as prescribed by law and other borrowings; and (iii) to earn the maximum return on funds invested that is commensurate with meeting goals (i) and (ii).

At December 31, 2009, the securities classified as available for sale, which are carried at market value, totaled $190.9 million, with an amortized cost of $195.3 million, compared to a December 31, 2008 total market value of $58.6 million with an amortized cost of $57.8 million. Securities available for sale are securities that will be held for an indefinite period of time, including securities that we intend to use as a part of our asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk or the need to increase regulatory capital or other similar factors. Securities available for sale consist of securities of U.S. Government agencies with an average life of 9.4 years, and mortgage-backed securities with an average life of 23.9 years. During 2009, $78.5 million in securities matured and approximately $173.7 million in proceeds were received from securities sold.

CONTRACTUAL MATURITIES AND YIELDS OF DEBT SECURITIES
As of December 31, 2009

	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years	
(Table dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale: (1)								
U.S. government agency	$ 1,539	1.05%	$ 38,172	4.15%	$ 4,000	3.13%	$ -	-
Mortgage-backed securities	-	-	-	-	-	-	150,738	3.79%
Total	$ 1,539	1.05%	$ 38,172	4.15%	$ 4,000	3.13%	$ 150,738	3.79%

(1) Securities available for sale are stated at amortized cost.

The following table provides information regarding the composition of our investment securities portfolio at the end of each of the past three years.

COMPOSITION OF INVESTMENT SECURITIES PORTFOLIO
As of December 31,

(Table in thousands)	**2009**	2008	2007
Available for sale (at estimated fair value):			
U.S. Treasury	**$ -**	$ -	$ 5,055
U.S. government agency	**42,051**	46,063	93,763
State and political subdivisions	**-**	5,416	5,520
Mortgage-backed securities	**147,831**	-	-
Other	**1,039**	7,097	8,628
Total	**$ 190,921**	$ 58,576	$ 112,966
Held to maturity (at amortized cost):			
State and political subdivisions	**$ -**	$ 23,627	$ 29,656
Total	**$ -**	$ 23,627	$ 29,656

CONTRACTUAL OBLIGATIONS

Our contractual obligations and other commitments are summarized in the table below. Other commitments include commitments to extend credit. Because not all of these commitments to extend credit will be drawn upon, the actual cash requirements are likely to be significantly less than the amounts reported for other commitments below.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS
As of December 31, 2009

(Table in thousands)	Within One Year	One to Three Years	Three to Five Years	Five Years or More	Total
Contractual Cash Obligations					
Short-term borrowings	$ 20,000	$ -	$ -	$ -	$ 20,000
Long-term borrowings	-	20,000	-	-	20,000
Capitalized lease obligations	444	886	671	1,455	3,456
Operating lease obligations	95	149	-	-	244
Total	$ 20,539	$ 21,035	$ 671	$ 1,455	$ 43,700
Other Commitments					
Commitments to extend credit	$ 46,044	$ 7,680	$ 4,370	$ 48,028	$ 106,122
Standby letters of credit	2,917	50	-	-	2,967
Total	$ 48,961	$ 7,730	$ 4,370	$ 48,028	$ 109,089

PERFORMANCE RATIOS

	For the Years Ended December 31,				
	2009	2008	2007	2006	2005
Return on average assets	**-2.33%**	-3.05%	-1.27%	1.56%	1.41%
Return on average equity	**-37.75%**	-32.01%	-10.95%	12.57%	10.70%
Average equity to average assets	**6.16%**	9.52%	11.59%	12.42%	13.14%
Dividend payout	**0.00%**	-11.08%	-53.38%	43.04%	46.50%
Efficiency ratio	**106.15%**	101.46%	55.64%	48.26%	52.11%

OFF-BALANCE SHEET ARRANGEMENTS

We have off-balance sheet commitments to lend in the forms of unfunded commitments to extend credit and standby letters of credit. As of December 31, 2009 and 2008, such unfunded commitments to extend credit were approximately $106.1 million and $163.0 million, respectively, while commitments in the form of standby letters of credit totaled approximately $3.0 million and $5.0 million, respectively.

RELATED PARTY TRANSACTIONS

We have no material related party transactions. We may extend credit to certain directors and officers in the ordinary course of business. These extensions of credit are made under substantially the same terms as comparable third-party lending arrangements and are made in compliance with applicable banking regulations and federal securities laws. We purchased a facility and terminated related party operating leases in 2008 that we had with Salem Investors, LLC. Further discussions of related party transactions are included under Note 4, "Loans," and Note 10, "Leases," in the "Notes to Consolidated Financial Statements."

SEGMENT RESULTS

Our operations are divided into three reportable business segments: Community Banking, Mortgage Banking, and Other. These operating segments have been identified based primarily on our existing organizational structure. See Note 20, "Operating Segments," in the "Notes to Consolidated Financial Statements" herein, for a full discussion of the segments, the internal accounting and our reporting practices utilized to manage these segments and financial disclosures by segment as required by the accounting standard entitled *Disclosures about Segments of an Enterprise and Related Information* . Fluctuations in noninterest income and expense earned and incurred related to external customers are more fully discussed in the "Noninterest Income" and "Noninterest Expense" sections of this discussion and analysis.

Community Banking

The changes in 2009 compared to 2008 are as follows:

(Table dollars in thousands)	**2009**	2008	$ Change	% Change
Net interest income	$ **30,071**	$ 34,345	$ (4,274)	-12.4%
Provision for loan losses	**28,644**	30,143	(1,499)	-5.0%
Securities gains (losses)	**383**	(754)	1,137	-150.8%
Total other income	**8,452**	7,988	464	5.8%
Salaries and wages	**11,422**	13,480	(2,058)	-15.3%
Employee benefits	**1,964**	3,401	(1,437)	-42.3%
Goodwill impairment	**-**	**10,763**	(10,763)	-100.0%
Other	**21,363**	9,984	11,379	114.0%
Total other expenses	**38,627**	41,773	(3,146)	-7.5%
Income tax expense (benefit)	**(5,800)**	4,842	(10,642)	-219.8%
Net loss	**(22,948)**	(34,425)	11,477	-33.3%
Identifiable segment assets	**1,058,522**	1,112,029	(53,507)	-4.8%

The Community Banking segment was comprised of 20 banking offices at the end of 2009 and 22 in 2008. Charge-offs for 2009 increased $2.0 million compared to 2008. As discussed above under "Provisions and Allowance for Loan Losses," deterioration in our loan portfolio resulted in significant increases in our charge-offs for both 2009 and 2008 compared to our levels of charge-offs for years prior to 2007.

Securities gains (losses) include losses of $518 thousand and $821 thousand in 2009 and 2008, respectively, for other-than-temporary-impairment that are included in total other income.

The Bank's other expenses included goodwill impairment in 2008, which primarily caused the decrease in other expenses in 2009, as well as decreases in personnel costs caused by staff reductions and benefit plan revisions, that were partially offset by increases in 2009 in FDIC deposit insurance premiums and expenses related to foreclosed properties.

The Bank recognized income tax benefits relating to net operating loss carrybacks of $5.8 million in 2009 compared to income tax expense of $4.6 million in 2008.

Mortgage Banking

The changes in 2009 compared to 2008 are as follows:

(Table dollars in thousands)	**2009**	2008	$ Change	% Change
Net interest income	$ **1,389**	$ 3,158	$ (1,769)	-56.0%
Mortgage banking income	**748**	3,573	(2,825)	-79.1%
Salaries and wages	**2,474**	4,221	(1,747)	-41.4%
Employee benefits	**145**	380	(235)	-61.8%
Total other expenses	**4,167**	6,870	(2,703)	-39.3%
Net income (loss)	**(2,120)**	8	(2,128)	n/m
Identifiable segment assets	**1,562**	31,885	(30,323)	-95.1%

As discussed above, during the first quarter of 2009 Granite Mortgage changed its business model from lender/seller to a broker operation, and the origination activity in the segment ceased in the third quarter. The segment's activity for the remainder of 2009 was related to the resolution of a small loan held for investment portfolio and settling existing contractual obligations. Granite Mortgage had no employees as of December 31, 2009.

Other

Our Other segment historically represented certain treasury and administration activities that have been discontinued during 2009. Included in this segment are certain investments, commercial paper issued to the Bank's commercial sweep account customers, debt, and stockholder communications, reporting, and record keeping.

NEW ACCOUNTING PRONOUNCEMENTS

Note 1, "Summary of Significant Accounting Policies," to the "Notes to Consolidated Financial Statements" in Item 8 discusses new accounting policies adopted by the Company during 2009 and the expected impact of accounting policies recently issued but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects financial condition, results of operations, or liquidity, the impacts are discussed in the applicable portions of this section and "Notes to the Consolidated Financial Statements."

ITEM 7A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This item is not applicable.

ITEM 8 - FINANCIAL STATEMENTS

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Bank of Granite Corporation
Granite Falls, North Carolina

We have audited the accompanying consolidated balance sheets of Bank of Granite Corporation and subsidiaries (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of Granite Corporation and subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Bank of Granite Corporation and subsidiaries will continue as a going concern. The Company incurred net losses in 2009 and 2008, primarily from higher provisions for loan losses. As discussed in Note 2 to the consolidated financial statements, Bank of Granite Corporation's wholly-owned bank subsidiary (the "Bank") is under a regulatory order that requires, among other provisions, higher regulatory capital requirements. The Bank did not meet the higher capital requirements as of December 31, 2009 and is not in compliance with the regulatory agreement. Failure to comply with the regulatory agreement may result in additional regulatory enforcement actions. These events raise substantial doubt about the ability of the Company to continue as a going concern. Management plans with regard to these matters are discussed in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DIXON HUGHES PLLC
Charlotte, North Carolina
March 31, 2010

BANK OF GRANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2008

(In thousands except per share data)	2009	2008
ASSETS:		
Cash and cash equivalents		
Cash and due from banks	$ 71,611	$ 26,164
Interest-bearing deposits	1,763	6,819
Federal funds sold	-	16,000
Total cash and cash equivalents	73,374	48,983
Investment securities		
Available for sale, at fair value (amortized cost of $195,302 and $57,840 at December 31, 2009 and 2008, respectively)	190,921	58,576
Held to maturity, at amortized cost (fair value of $0 and $24,292 at December 31, 2009 and 2008, respectively)	-	23,627
Loans	775,019	948,149
Allowance for loan losses	(27,837)	(24,806)
Net loans	747,182	923,343
Mortgage loans held for sale	-	16,770
Premises and equipment, net	15,556	19,079
Accrued interest receivable	3,917	3,979
Investment in bank owned life insurance	4,106	31,278
Intangible assets	-	143
Other assets	25,028	21,177
Total assets	$ 1,060,084	$ 1,146,955
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Deposits		
Demand	$ 109,673	$ 117,168
NOW accounts	145,833	153,444
Money market accounts	155,745	204,108
Savings	18,794	19,674
Time deposits of $100 or more	247,639	208,002
Other time deposits	288,921	289,426
Total deposits	966,605	991,822
Overnight and short-term borrowings	20,000	48,947
Long-term borrowings	20,000	14,075
Accrued interest payable	1,701	2,750
Other liabilities	4,692	15,191
Total liabilities	1,012,998	1,072,785
STOCKHOLDERS' EQUITY:		
Common stock, $1.00 par value, Authorized - 25,000 shares; Issued - 18,981 shares in 2009 and 2008; Outstanding - 15,454 shares in 2009 and 2008	18,981	18,981
Additional paid-in capital	30,195	30,190
Retained earnings	52,308	77,928
Accumulated other comprehensive loss, net of deferred income taxes of $1,837 and $714 at December 31, 2009 and 2008, respectively	(2,546)	(1,077)
Less: Cost of common stock in treasury; 3,527 shares in 2009 and 2008	(51,852)	(51,852)
Total stockholders' equity	47,086	74,170
Total liabilities and stockholders' equity	$ 1,060,084	$ 1,146,955

See notes to consolidated financial statements.

BANK OF GRANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2009 AND 2008

(In thousands except per share data)	**2009**	2008
INTEREST INCOME:		
Interest and fees from loans	**$ 46,948**	$ 57,953
Interest and fees from mortgage banking	**1,666**	4,336
Federal funds sold	**8**	63
Interest-bearing deposits	**67**	339
Investments:		
U.S. Treasury	**18**	150
U.S. Government agencies	**3,233**	2,129
States and political subdivisions	**364**	1,335
Other	**342**	618
Total interest income	**52,646**	66,923
INTEREST EXPENSE:		
Time deposits of $100 or more	**6,630**	8,724
Other time and savings deposits	**13,068**	17,920
Overnight and short-term borrowings	**631**	2,431
Long-term borrowings	**895**	678
Total interest expense	**21,224**	29,753
NET INTEREST INCOME	**31,422**	37,170
PROVISION FOR LOAN LOSSES	**28,733**	30,228
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	**2,689**	6,942
OTHER INCOME:		
Service charges on deposit accounts	**5,423**	5,664
Other service charges, fees and commissions	**429**	703
Mortgage banking income	**748**	3,573
Securities gains (losses)	**1,074**	(1)
Other-than-temporary impairment losses	**(996)**	(1,937)
Other	**2,209**	2,376
Total other income	**8,887**	10,378
OTHER EXPENSES:		
Salaries and wages	**13,896**	17,701
Employee benefits	**2,114**	3,796
Occupancy expense, net	**2,032**	2,443
Equipment rentals, depreciation and maintenance	**2,317**	2,568
FDIC assessments	**3,704**	1,176
Other real estate owned	**10,254**	876
Goodwill impairment	**-**	10,763
Other	**8,679**	9,651
Total other expenses	**42,996**	48,974
LOSS BEFORE INCOME TAX EXPENSE (BENEFIT)	**(31,420)**	(31,654)
INCOME TAX EXPENSE (BENEFIT)	**(5,800)**	4,597
NET LOSS	**$ (25,620)**	$ (36,251)
Net (loss) - Basic	**$ (1.66)**	$ (2.35)

See notes to consolidated financial statements.

BANK OF GRANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2009 AND 2008

(In thousands)	**2009**	2008
NET LOSS	**$ (25,620)**	$ (36,251)
ITEMS OF OTHER COMPREHENSIVE LOSS:		
Unrealized gains (losses) on securities available for sale	**(4,713)**	2,839
Reclassification adjustment for available for sale securities losses included in net income	**(404)**	(1,943)
Prior service cost and net actuarial income (loss) - SERP	**2,526**	(2,526)
Other comprehensive loss, before tax	**(2,591)**	(1,630)
Change in deferred income taxes related to change in unrealized gains or losses on securities available for sale	**2,129**	(357)
Change in deferred income taxes related to prior service cost and net actuarial income (loss) - SERP	**(1,007)**	1,007
COMPREHENSIVE LOSS	**$ (27,089)**	$ (37,231)

See notes to consolidated financial statements.

BANK OF GRANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

(In thousands except per share data)	**2009**	2008
COMMON STOCK, $1.00 par value		
At beginning of year	**$ 18,981**	$ 18,965
Par value of shares issued under stock option plan	**-**	16
At end of year	**18,981**	18,981
ADDITIONAL PAID-IN CAPITAL		
At beginning of year	**30,190**	30,053
Surplus of shares issued under stock option plan	**-**	112
Tax benefit from nonqualifying dispositions of stock options	**-**	10
Stock-based compensation expense	**5**	15
At end of year	**30,195**	30,190
RETAINED EARNINGS		
At beginning of year	**77,928**	118,196
Net loss	**(25,620)**	(36,251)
Dividends	**-**	(4,017)
At end of year	**52,308**	77,928
ACCUMULATED OTHER COMPREHENSIVE LOSS, NET OF DEFERRED INCOME TAXES		
At beginning of year	**(1,077)**	(97)
Net change in unrealized gains or losses on securities available for sale, net of deferred income taxes	**(2,988)**	539
Net change in prior service cost and net actuarial loss - SERP, net of deferred income taxes	**1,519**	(1,519)
At end of year	**(2,546)**	(1,077)
COST OF COMMON STOCK IN TREASURY		
At beginning of year	**(51,852)**	(51,852)
Cost of common stock repurchased	**-**	-
At end of year	**(51,852)**	(51,852)
Total stockholders' equity	**$ 47,086**	$ 74,170
Shares issued		
At beginning of year	**18,981**	18,965
Shares issued under incentive stock option plans	**-**	16
At end of year	**18,981**	18,981
Common shares in treasury		
At beginning of year	**(3,527)**	(3,527)
Common shares repurchased	**-**	-
At end of year	**(3,527)**	(3,527)
Total shares outstanding	**15,454**	15,454

See notes to consolidated financial statements.

BANK OF GRANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008

(In thousands)	**2009**	2008
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	**$ (25,620)**	$ (36,251)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	**1,753**	1,946
Provision for loan losses	**28,733**	30,228
Goodwill impairment	**-**	10,763
Investment security premium amortization, net	**1,160**	192
Acquisition premium amortization, net	**143**	46
Deferred income taxes	**-**	9,507
Losses (gains) on sales or calls of securities available for sale	**(592)**	6
Gains on calls of securities held to maturity	**(482)**	(5)
Impairment losses on securities	**996**	1,937
Originations of loans held for sale	**(82,177)**	(254,684)
Proceeds from loans held for sale	**99,924**	256,538
Gains on loans held for sale	**(977)**	(3,305)
Loss on disposal or sale of premises	**1,267**	39
Losses (gains) on disposal or sale of equipment	**129**	(10)
Loss on sale of other real estate	**7,816**	681
Decrease in accrued interest receivable	**62**	2,970
Decrease in accrued interest payable	**(1,049)**	(462)
Increase in cash surrender value of bank owned life insurance	**(977)**	(1,188)
Decrease in other assets	**743**	4,017
Increase (decrease) in other liabilities	**(5,866)**	3,802
Net cash provided by operating activities	**24,986**	26,767
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from maturities, calls and paydowns of securities available for sale	**54,370**	68,152
Proceeds from sales, maturities, calls and paydowns of securities held to maturity	**24,103**	6,010
Proceeds from sales of securities available for sale	**173,748**	275
Purchases of securities available for sale	**(366,274)**	(15,251)
Net decrease (increase) in loans	**125,443**	(24,933)
Proceeds from sale of bank owned life insurance	**28,149**	-
Capital expenditures	**-**	(5,602)
Proceeds from sales of fixed assets	**374**	10
Proceeds from sales of other real estate	**7,731**	1,027
Net cash provided by investing activities	**47,644**	29,688

See notes to consolidated financial statements.

(continued on next page)

BANK OF GRANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008

(concluded from previous page)

(In thousands)	**2009**	2008
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net decrease in demand deposits, NOW and savings deposits	$ **(64,349)**	$ (43,946)
Net increase in time deposits	**39,132**	63,779
Net decrease in overnight and short-term borrowings	**(28,947)**	(51,243)
Net increase (decrease) in long-term borrowings	**5,925**	(3,500)
Proceeds from shares issued under stock option plan	**-**	128
Tax benefit on shares issued under stock option plan	**-**	10
Dividends paid	**-**	(6,024)
Net cash used by financing activities	**(48,239)**	(40,796)
NET INCREASE IN CASH EQUIVALENTS	**24,391**	15,659
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**48,983**	33,324
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ **73,374**	$ 48,983
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid (refunded) during the year for:		
Interest	$ **22,273**	$ 30,215
Income tax refunded	**(7,841)**	(13,662)
Noncash investing and financing activities:		
Transfer from loans to other real estate owned	**21,977**	6,022

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION - Bank of Granite Corporation is a bank holding company with two wholly owned subsidiaries, Bank of Granite (the "Bank"), a state chartered commercial bank incorporated in North Carolina on August 2, 1906 and Granite Mortgage, Inc., a mortgage banking company incorporated in North Carolina on June 24, 1985. Bank of Granite Corporation and its two subsidiaries, Bank of Granite and Granite Mortgage, Inc. are referred to herein collectively as the "Company."

BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Bank of Granite Corporation and its wholly owned subsidiaries, Bank of Granite and Granite Mortgage, Inc. All significant intercompany accounts and transactions have been eliminated. Certain amounts for periods prior to December 31, 2009 have been reclassified to conform to the presentation for the period ended December 31, 2009.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The generally depressed economic environment, which affects values of all asset classes, could affect the Company's assumptions about the collectibility of its loan portfolio, and the values assigned to the collateral for repayment of these loans. If the Company's assumptions are incorrect, its allowance for loan losses may not be sufficient to cover losses inherent in its loan portfolio.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents include cash on hand, amounts due from banks, short-term interest-bearing deposits, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

INVESTMENT SECURITIES - Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity securities" and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in consolidated earnings. Debt securities not classified as either held to maturity securities or trading securities, and equity securities not classified as trading securities, are classified as "available for sale securities" and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of consolidated stockholders' equity and as an item of other comprehensive income. Gains and losses on held for investment securities are recognized at the time of sale based upon the specific identification method. Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in consolidated earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Transfers of securities between classifications are accounted for at fair value. All held to maturity investments were sold in 2009 as part of the balance sheet restructuring.

LOANS - Loans that management has the intent and ability to hold for the foreseeable future are reported at their outstanding principal balances adjusted for any deferred fees or costs. Substantially all loans earn interest on the level yield method based on the daily outstanding balance.

Loans that are deemed to be impaired (i.e., probable that the Company will be unable to collect all amounts due according to the terms of the loan agreement) are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate at the loan's observable market value or fair value of the collateral if the loan is collateral dependent. An impairment allowance is established to record the difference between the stated loan amount and the present value or market value of the impaired loan. Impaired loans may be valued on a loan-by-loan basis (e.g., loans with risk characteristics unique to an individual borrower) or on an aggregate basis (e.g., loans with similar risk characteristics). The Company's policy for recognition of interest income on impaired loans is the same as its interest income recognition policy for nonaccrual loans. The Company discontinues the accrual of interest when the collectibility of such interest becomes doubtful. The total of impaired loans, the related allowance for loan losses and interest income recognized on impaired loans is disclosed in Note 4,"Loans," and Note 5,"Allowance for Loan Losses," below.

ALLOWANCE FOR LOAN LOSSES - The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance considered adequate to absorb probable losses in the portfolio at the date of the financial statements. Management's determination of a reasonable loan loss allowance is based on ongoing quarterly assessments of the collectibility and historical loss experience of the loan portfolio. The Company also evaluates other factors and trends in the economy related to specific loan groups in the portfolio, trends in delinquencies and results of periodic loan reviews. Recovery of the carrying value of loans is dependent to some extent on future economic, operating and other conditions that may be beyond the Company's control. Unanticipated future adverse changes in such conditions could result in material adjustments to the allowance for loan losses. Also see Note 5, "Allowance for Loan Losses."

REAL ESTATE ACQUIRED BY FORECLOSURE - Real estate acquired by foreclosure is stated at the lower of cost or fair value. Any initial losses at the time of foreclosure are charged against the allowance for loan losses with any subsequent losses or write-downs included in the consolidated statements of income as a component of other expenses.

PREMISES AND EQUIPMENT AND OTHER LONG-LIVED ASSETS - Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization, computed by the straight-line method, are charged to operations over the properties' estimated useful lives, which range from 25 to 50 years for buildings and 5 to 15 years for furniture and equipment or, in the case of leasehold improvements, the term of the lease if shorter. Maintenance and repairs are charged to operations in the year incurred. Gains and losses on dispositions are included in current operations.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. If the sum of the expected future cash flows is less than the stated amount of the asset, an impairment loss is recognized for the difference between the fair value of the asset and its carrying amount.

GOODWILL AND OTHER INTANGIBLES - The Company's 2003 acquisition of First Commerce generated goodwill of $10.8 million and core deposit intangible assets of $630 thousand. Accounting standard *Intangibles-Goodwill and Other* requires a company to perform an impairment test on goodwill annually. If the carrying amount of the goodwill exceeds the fair value, an impairment charge must be recorded in an amount equal to the excess. In 2008, the Company determined that the value of its goodwill was impaired in the amount of $10.8 million and the goodwill was written off.

The carrying value of the core deposit intangible asset totaled $143 thousand, net of accumulated amortization of $487 thousand, as of December 31, 2008. Management determined the value of its core deposit intangible asset to be impaired and was written off during 2009.

INCOME TAXES - Provisions for income taxes are based on amounts reported in the consolidated statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and include changes in deferred income taxes. The Company uses the asset and liability method of accounting for income taxes pursuant to the accounting standard *Income Taxes*. Under this method, deferred tax assets and liabilities are recognized based upon the expected future tax consequences of existing temporary differences between the financial reporting and the tax reporting basis of assets and liabilities using enacted statutory tax rates. (Valuation allowances are recorded to reduce net deferred tax assets when it is more likely than not that a tax benefit will not be realized.) The realization of net deferred tax assets is dependent upon the generation of sufficient taxable income; the availability of prior year carry back of taxes previously paid; or the previous implementation of tax strategies to increase the likelihood of realization.

The Company has adopted the provisions of *Income Taxes* relative to uncertain tax positions. It is the Company's policy to recognize interest and penalties associated with uncertain tax positions as components of other expenses in the income statement; however, if interest becomes a material amount, it would be reclassified as interest expense.

PER SHARE AMOUNTS - Per share amounts are computed using both the weighted average number of shares outstanding of common stock for the purposes of computing basic earnings per share and the weighted average number of shares outstanding of common stock plus dilutive common stock equivalents for the purpose of computing diluted earnings per share.

STOCK-BASED COMPENSATION - The Company complies with the accounting standard *Stock Compensation* to account for share-based compensation to employees, recognizing in the income statement the grant-date fair value of stock options and other equity-based compensation. The Company plan stipulates that option prices are established at market value on the grant date. Options generally vest and become exerciseable over a five year period at the rate of 20%, beginning one year from the date of the grant.

NEW ACCOUNTING STANDARDS - In April 2009, the FASB issued an update to the accounting standards for *Financial Instruments* to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This update for *Financial Instruments* also requires those disclosures in summarized financial information at interim reporting periods. The Company adopted this update during the second quarter of 2009.

In April 2009, the FASB issued an update to the accounting standards for *Investment in Debt and Equity Securities* to amend the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This update for *Investment in Debt and Equity Securities* does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The Company adopted this update during the second quarter of 2009.

Also in April 2009, the FASB issued an update to the accounting standards for *Fair Value Measurements and Disclosures* to provide additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This update for *Fair Value Measurements and Disclosures* also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Company adopted this update during the second quarter of 2009, and the adoption did not have a material effect on its consolidated financial statements.

In June 2009, the FASB issued Accounting Standards Update ("ASU") 2009-01, an update to the accounting standards for *Generally Accepted Accounting Principles* — amendments based on "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles." The Codification became the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities and supersedes all non-SEC accounting and reporting standards. This update is effective for financial statements issued for interim and annual financial statements ending after September 15, 2009. The Company adopted this update during the third quarter of 2009, and the adoption did not have a material effect on its consolidated financial statements.

2. REGULATORY MATTERS AND GOING CONCERN CONSIDERATIONS

Regulatory Actions

The Company reported on Form 8-K filed with the SEC on September 4, 2009, that the Bank entered into a Stipulation and Consent ("Consent") to the issuance of an Order to Cease and Desist ("Order") by the Federal Deposit Insurance Corporation ("FDIC") and the North Carolina Commissioner of Banks ("The Commissioner"). Based on the Company's Consent, the FDIC and the Commissioner jointly issued the Order on August 27, 2009.

On November 11, 2009, the Company entered into a Memorandum of Understanding ("FRB Memorandum") with the Federal Reserve Bank of Richmond ("FRB").

The Order is a formal corrective action pursuant to which the Bank has agreed to address specific issues set forth below, through the adoption and implementation of procedures, plan and policies designed to enhance the safety and soundness of the Bank.

Among other things, the Order requires the Bank to:

- Assure the on-going participation of the Bank's Board of Directors in the affairs of the Bank;
- Have and retain qualified management of the Bank, and assess management and staffing needs, qualifications and performance;
- Present a written capital plan to the FDIC and the Commissioner within 30 days of the Order by which the Bank would achieve a Tier 1 Leverage Capital Ratio of not less than 8 percent and Total Risk-Based Capital Ratio of not less than 12 percent during the life of the Order;
- Formulate and implement a plan to reduce the Bank's risk exposure in assets classified "Substandard or Doubtful" in the FDIC's most recent report of examination by 20 percent in 180 days; 40 percent in 360 days; 65 percent in 540 days and by 75 percent in 720 days;
- Analyze and reduce credit concentrations in the Bank's loan portfolio;
- Within 60 days, ensure full implementation of effective lending and collection policies;
- Cease to extend additional credit to any borrower who has a loan or extension of credit with the Bank that is classified as "Loss" or "Doubtful";
- Within 45 days, adopt and implement a plan regarding the Bank's liquidity, contingent funding and asset liability management, and review and revise the plan on a quarterly basis;
- Not pay cash dividends without the prior written consent of the FDIC and the Commissioner
- Neither renew, roll-over nor increase the amount of brokered deposits above the amount outstanding at the date of the Order without obtaining a waiver from the FDIC.

The FRB Memorandum requires the Company to obtain FRB approval before paying dividends, taking dividends from its Bank, incurring debt or purchasing/redeeming Company stock. The FRB Memorandum requires the submission of a capital plan to maintain adequate capital on a consolidated basis and at its Bank. The Company must furnish periodic progress reports to the FRB regarding its compliance with the FRB Memorandum. The FRB Memorandum will remain in effect until modified or terminated by the FRB.

The Bank has reported to its regulators on matters requiring current response in the Order, and the progress made to comply with the Order. The Board is monitoring compliance activities and the development of information for impending submissions required by the Order.

Going Concern Considerations

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. However, the events and circumstances described herein create a substantial doubt about the Company's ability to continue as a going concern.

The Bank has not achieved the required capital levels mandated by the Order. To date the Bank's capital preservation activities have included balance sheet restructuring that has included curtailed lending activity; surrendering bank owned life insurance policies; reorganizing the securities portfolio to minimize the risk and related capital requirements; and curtailing the SERP pension obligation to reduce future expenses. The Company has engaged external advisors and has pursued various capital enhancing transactions and strategies throughout 2009. To meet the Risk Based Capital level of 12%, the Bank would have to have a capital injection of approximately $45.0 million or further deleverage to require a smaller infusion. Upon continued operating losses, the capital injection requirement would increase further. There can be no assurance that any capital raising activities or other measures will allow the Bank to meet the capital levels required in the Order. Non-compliance with the capital requirements of the Order may cause the Bank to be subject to further enforcement actions by the FDIC or the Commissioner.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Capital Matters

The Order, as set forth above, requires the Bank to achieve and maintain Tier 1 Leverage Capital Ratio of not less than 8 percent and a Total Risk-Based Capital of not less than 12 percent for the life of the Order.

The minimum capital requirements to be characterized as "well capitalized" and "adequately capitalized," as defined by regulatory guidelines, and the Company's actual capital ratios on a consolidated and Bank-only basis were as follows as of December 31, 2009:

	Actual		Minimum Regulatory Requirement		
	Consolidated	Bank	Adequately Capitalized	Well Capitalized	Pursuant to Order
Leverage capital	4.85%	4.66%	4.00%	5.00%	8.00%
Risk-based capital:					
Tier 1 capital	6.44%	6.19%	4.00%	6.00%	8.00%
Total capital	7.73%	7.47%	8.00%	10.00%	12.00%

3. INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses and fair values of investment securities at December 31, 2009 and 2008 are as follows:

(Table in thousands)

Type and Contractual Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AVAILABLE FOR SALE				
At December 31, 2009:				
U. S. Government agencies due:				
Within 1 year	$ 1,539	$ 9	$ -	$ 1,548
After 1 year but within 5 years	38,172	-	1,434	36,738
After 5 years but within 10 years	4,000	-	235	3,765
Total U.S. Government agencies	43,711	9	1,669	42,051
GNMA Mortgage-backed securities due:				
After 10 years	150,738	192	3,099	147,831
Total mortgage-backed securities	150,738	192	3,099	147,831
Others*:				
Common stocks and mutual funds	853	186	-	1,039
Total others	853	186	-	1,039
Total available for sale	$ 195,302	$ 387	$ 4,768	$ 190,921

* Others include investments in common stocks, preferred stocks and mutual funds.

Sales and calls of securities available for sale for the year ended December 31, 2009 resulted in $957 thousand realized gains and $541 thousand realized losses. Calls of securities held to maturity resulted in no gains or losses in 2009. The amortized costs of certain equity securities were written down $582 thousand in 2009, and certain debt securities were written down $414 thousand in 2009, for credit related declines in value deemed to be other than temporary, resulting in a charge to earnings. At December 31, 2009, the Company only had one security held on which previous other than temporary impairment was taken in the amount of $288 thousand.

As of December 31, 2009, accumulated other comprehensive losses, net of deferred income taxes, included unrealized net losses of $4.4 million, net of deferred income tax benefit of $1.8 million, related to securities available for sale.

(Table in thousands)

Type and Contractual Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AVAILABLE FOR SALE				
At December 31, 2008:				
U. S. Government agencies due:				
Within 1 year	$ 20,899	$ 340	$ -	$ 21,239
After 1 year but within 5 years	24,611	218	5	24,824
Total U.S. Government agencies	45,510	558	5	46,063
State and local due:				
After 1 year but within 5 years	1,847	37	-	1,884
After 5 years but within 10 years	847	4	4	847
After 10 years	2,788	-	103	2,685
Total state and local	5,482	41	107	5,416
Others* due:				
After 10 years	2,693	210	-	2,903
Equity securities	4,155	39	-	4,194
Total others	6,848	249	-	7,097
Total available for sale	$ 57,840	$ 848	$ 112	$ 58,576
HELD TO MATURITY				
At December 31, 2008:				
State and local due:				
Within 1 year	$ 6,454	$ 50	$ -	$ 6,504
After 1 year but within 5 years	12,654	404	-	13,058
After 5 years but within 10 years	2,938	133	-	3,071
After 10 years	1,581	78	-	1,659
Total state and local	23,627	665	-	24,292
Total held to maturity	$ 23,627	$ 665	$ -	$ 24,292

* Others include investments in common stocks, preferred stocks and mutual funds.

Sales and calls of securities available for sale for the year ended December 31, 2008 resulted in $62 thousand realized gains and $68 thousand realized losses. Calls of securities held to maturity resulted in $5 thousand gains and no losses in 2008. The amortized cost of certain equity securities were written down by $1.9 million in 2008 for declines in value deemed to be other than temporary impairment.

As of December 31, 2008, accumulated other comprehensive losses, net of deferred income taxes, included unrealized net gains of $736 thousand, net of deferred income taxes of $293 thousand, related to securities available for sale.

The following is the amortized cost and fair value of other investment securities:

(Table in thousands)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2009				
Federal Home Loan Bank stock	$ 3,914	$ -	$ -	$ 3,914
December 31, 2008				
Federal Home Loan Bank stock	$ 3,342	$ -	$ -	$ 3,342

The Company has determined that the investment in Federal Home Loan Bank stock of $3.9 million is not other than temporarily impaired as of December 31, 2009 and ultimate recoverability of the par value of these investments is probable. The Company is required to pledge securities for public deposits, Federal Home Loan Bank advances and certain Federal Reserve Bank activities. These requirements were approximately $91.5 million at December 31, 2009.

Securities with unrealized losses at December 31, 2009 and 2008 not recognized in income were as follows:

(Table in thousands)	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2009						
U.S. Government agencies	**$ 40,503**	**$ (1,669)**	**$ -**	**$ -**	**$ 40,503**	**$ (1,669)**
GNMA Mortgage-backed securities	**124,311**	**(3,099)**	**-**	**-**	**124,311**	**(3,099)**
Total temporarily impaired	**$ 164,814**	**$ (4,768)**	**$ -**	**$ -**	**$ 164,814**	**$ (4,768)**
2008						
U.S. Government agencies	$ 1,995	$ (5)	$ -	$ -	$ 1,995	$ (5)
State and local	985	(60)	2,128	(47)	3,113	(107)
Total temporarily impaired	$ 2,980	$ (65)	$ 2,128	$ (47)	$ 5,108	$ (112)

Declines in the fair value of available-for-sale and held-to-maturity securities that are deemed to be other-than-temporarily impaired are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery of unrealized loss.

Unrealized losses on securities have not been recognized in income because management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to decreases in market interest rates. The fair value is expected to recover as the securities approach their maturity date and/or market interest rates decline. Furthermore, it is not likely that the Company will have to sell any impaired securities before a recovery of the amortized cost.

4. LOANS

Loans are made primarily to customers in the Company's market areas. Loans at December 31, 2009 and 2008, classified by type, are as follows:

(Table in thousands)	**2009**	2008
Real estate:		
Construction	**$ 59,701**	$ 146,167
Mortgage, primarily commercial	**565,997**	593,233
Commercial, financial and agricultural	**143,618**	199,370
Consumer	**6,206**	10,713
All other loans	**147**	258
	775,669	949,741
Deferred origination fees, net	**(650)**	(1,592)
Total	**$ 775,019**	$ 948,149

Nonperforming assets at December 31, 2009 and 2008 are as follows:

(Table in thousands)		**2009**		2008
Nonaccrual loans	$	**40,736**	$	50,591
Restructured loans - nonaccrual		**12,404**		-
Total nonperforming loans		**53,140**		50,591
Foreclosed properties		**13,235**		6,805
Total nonperforming assets	**$**	**66,375**	$	57,396
Restructured loans - accruing	**$**	**13,284**	$	-
Loans 90 days or more and still accruing interest	**$**	**1,195**	$	114
Impaired loans with related loan loss allowance	**$**	**27,149**	$	20,816
Impaired loans without related loan loss allowance		**11,763**		21,799
Total investment in impaired loans	**$**	**38,912**	$	42,615
Loan loss allowance related to impaired loans	**$**	**7,715**	$	5,400
Average recorded balance of impaired loans	**$**	**34,025**	$	29,000

For the years ended December 31, 2009 and 2008, the Bank recognized interest income on impaired loans of approximately $1.0 million and $0.8 million, respectively.

If interest from nonaccrual loans had been recognized in accordance with the original terms of the loans, interest income would have been approximately $2.8 million in 2009 and $2.0 million in 2008, respectively. Interest income recognized on nonaccrual loans for 2009 and 2008 was approximately $1.5 million and $1.0 million, respectively.

Changes in foreclosed properties for years ended December 31, 2009 and 2008 are as follows:

(Table in thousands)		**2009**		2008
Balance at beginning of year	**$**	**6,805**	$	2,491
Additions		**21,977**		6,022
Proceeds from sale		**(7,731)**		(1,027)
Write-downs and net loss on sale		**(7,816)**		(681)
Balance at end of year	**$**	**13,235**	$	6,805

Directors and officers of the Company and companies with which they are affiliated are customers of and borrowers from the Bank in the ordinary course of business. At December 31, 2009 and 2008, directors' and principal officers' direct and indirect indebtedness to the Bank was an aggregate amount of $4.7 million and $5.2 million, respectively. During 2009, additions to such loans were $0.7 million and repayments totaled $1.2 million. In the opinion of management, these loans do not involve more than normal risk of collectibility, nor do they present other unfavorable features.

5. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for the years ended December 31, 2009 and 2008 are as follows:

(Table in thousands)	**2009**	2008
Balance at beginning of year	**$ 24,806**	$ 17,673
Loans charged off:		
Real estate	**23,435**	15,550
Commercial, financial and agricultural	**5,003**	10,557
Consumer and other	**291**	607
Total charge-offs	**28,729**	26,714
Recoveries of loans previously charged off:		
Real estate	**738**	1,340
Commercial, financial and agricultural	**2,176**	2,041
Consumer and other	**113**	238
Total recoveries	**3,027**	3,619
Net charge-offs	**25,702**	23,095
Provision for loan losses	**28,733**	30,228
Balance at end of year	**$ 27,837**	$ 24,806

6. PREMISES AND EQUIPMENT

Summaries of premises and equipment at December 31, 2009 and 2008 are as follows:

(Table in thousands)	**Cost**	**Accumulated Depreciation**	**Premises and Equipment, Net**
At December 31, 2009:			
Land	**$ 3,706**	**$ -**	**$ 3,706**
Buildings	**12,514**	**4,833**	**7,681**
Leasehold improvements	**690**	**366**	**324**
Furniture and equipment	**15,924**	**13,471**	**2,453**
Capitalized leases	**1,959**	**567**	**1,392**
Total	**$ 34,793**	**$ 19,237**	**$ 15,556**

Included in buildings is an asset with a carrying value of $2.8 million that is currently held for sale for which the Company has taken an impairment charge of $1.0 million.

(Table in thousands)	Cost	Accumulated Depreciation	Premises and Equipment, Net
At December 31, 2008:			
Land	$ 3,937	$ -	$ 3,937
Buildings	13,935	4,618	9,317
Leasehold improvements	768	389	379
Furniture, equipment and vehicles	16,842	13,078	3,764
Capitalized leases	1,959	349	1,610
Construction in progress	72	-	72
Total	$ 37,513	$ 18,434	$ 19,079

7. INCOME TAXES

The passage of the Worker, Homeownership and Business Assistance Act of 2009 (the Act) in November 2009 provided that small companies who had not received TARP could carryback tax losses from 2008 or 2009 to previously closed years extending to 2003. As a result, the Company is able to carryback 2009 partial tax losses and recover approximately $5.8 million which is reflected as a current benefit in the Consolidated Financial Statements. In 2008, the Company carried back the tax loss to 2006 and 2005 and received $5.3 million. There are no additional loss carrybacks available.

Additionally, in 2008 the Company determined that sufficient evidence to support the future realization of deferred tax assets was not determinable, and a $13.0 million valuation reserve was established. As a result, any change in deferred tax assets will be offset by changes in the valuation reserve ($3.3 million in 2009) and the Company will not record tax expense or tax benefit (except for the special legislation outlined above) until positive operating results utilize all existing tax loss carryforwards and supports the partial or full reinstatement of the deferred tax assets.

The Company has approximately $1.7 million federal tax loss carryforward expiring in 2030 and $21.9 million state tax loss carryforwards expiring in years through 2024.

The components of income tax expense (benefit) for the years ended December 31, 2009 and 2008 follow.

(Table in thousands)	**2009**	2008
Income tax expense (benefit)		
Current	$ **(5,800)**	$ (4,910)
Deferred	**-**	9,507
Total	$ **(5,800)**	$ 4,597

Changes in deferred taxes of approximately $2.1 million and $(357) thousand related to unrealized gains and losses on securities available for sale during 2009 and 2008, respectively, were allocated to other comprehensive income in the respective years. Changes in deferred taxes of approximately $(1.0) million and $1.0 million during 2009 and 2008, respectively, related to deferred retirement prior service costs were allocated to other comprehensive income.

Reconciliations of reported income tax expense for the years ended December 31, 2009 and 2008 to the amount of tax expense (benefit) computed by multiplying income before income taxes by the statutory federal income tax rate follows.

(Table dollars in thousands)	**2009**	2008
Statutory federal income tax rate	**35%**	35%
Tax expense (benefit) at statutory rate	$ **(10,997)**	$ (11,079)
Increase (decrease) in income taxes resulting from:		
Redemption of investment in BOLI	**1,711**	-
Deferred tax asset valuation allowance	**3,284**	13,000
Goodwill impairment	**-**	3,767
Other, net	**202**	(1,091)
Income tax expense (benefit)	$ **(5,800)**	$ 4,597

The tax effect of the cumulative temporary differences and carryforwards that gave rise to the deferred tax assets and liabilities at December 31, 2009 and 2008 are as follows:

(Table in thousands)	December 31, 2009		
	Assets	**Liabilities**	**Total**
Excess book over tax bad debt expense	**$ 10,520**	**$ -**	**$ 10,520**
Deferred compensation	**792**	**-**	**792**
Excess tax over book loan income	**969**	**-**	**969**
Operating loss and capital carryforwards	**2,601**	**-**	**2,601**
Other real estate writedowns	**2,237**	**-**	**2,237**
Other, net	**260**	**(1,095)**	**(835)**
Deferred tax asset valuation allowance	**(16,284)**	**-**	**(16,284)**
Unrealized losses on securities available for sale	**1,836**	**-**	**1,836**
Total	**$ 2,931**	**$ (1,095)**	**$ 1,836**

(Table in thousands)	December 31, 2008		
	Assets	Liabilities	Total
Excess book over tax bad debt expense	$ 9,877	$ -	$ 9,877
Deferred compensation	3,368	-	3,368
Operating loss carryforward	1,511	-	1,511
Excess tax over book loan fee income	1,641	-	1,641
Deferred tax asset valuation allowance	(13,000)	-	(13,000)
OID loan fee deferrals	-	-	-
Other, net	72	(1,898)	(1,826)
Total	$ 3,469	$ (1,898)	$ 1,571

8. STOCK OPTIONS

At December 31, 2009 and 2008, 50,327 and 90,612 shares of common stock, respectively, were reserved for stock options outstanding under the Company's stock option plans. Shares available for grants under the Company's stock option plans were 743,300 shares at December 31, 2009. Option prices are established at market value on the dates granted by the Board of Directors.

A summary of the status of the Company's incentive stock option plans at December 31, 2009 and 2008 and changes during the years then ended are presented below:

	2009		2008	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**90,612**	**$ 11.00**	153,837	$ 13.08
Granted	**-**	**-**	5,000	7.30
Exercised	**-**	**-**	16,036	7.99
Expired, forfeited or canceled	**40,285**	**11.68**	52,189	17.69
Outstanding at end of year	**50,327**	**$ 10.46**	90,612	$ 11.00
Options exercisable at end of year	**44,902**	**$ 10.60**	76,662	$ 10.83

Options granted become exercisable in accordance with the vesting schedule specified by the Board of Directors in the grant. In general, options become exercisable over a five-year period at the rate of 20% per year beginning one-year from the date of grant.

9. EMPLOYEE BENEFIT PLANS

Bank Profit-Sharing Plan

The Bank sponsors a tax-qualified profit-sharing retirement plan covering substantially all employees. Contributions to the plan are made at the discretion of the Board of Directors but may not exceed the maximum amount allowable for federal income tax purposes. There were no Company contributions made for the years ended December 31, 2009 and 2008.

Bank Savings SERP

The Bank sponsors a non-tax qualified profit-sharing supplemental executive retirement plan for certain executive officers, which allows the Bank to supplement the level of the executive officers' retirement incomes over that which is obtainable through the tax-qualified profit-sharing retirement plan sponsored by the Bank. There was no Company expense for the years ended December 31, 2009 and 2008.

Bank Officers' SERP

Effective January 1, 2008, the Bank implemented the Amended and Restated Bank of Granite Salary Continuation Plan ("the Plan"). The Plan is non-tax qualified and is unfunded. The Plan benefits are generally based on a final pay concept and a first to occur event related to change of control, retirement or death. As a result of the Plan implementation, the Company applied the accounting guidelines of *Retirement Benefits* . Accordingly, the Company recorded the Plan projected benefit obligation of $7.9 million at December 31, 2008 and recorded prior service cost and unrecognized actuarial loss amounts of $2.5 million in other comprehensive income.

The pension expense for 2008 was $1.3 million, and the expense recorded through September 30, 2009 (based on actuarial estimates at December 31, 2008) was $963 thousand. In October 2009, the Company determined to curtail the Plan and freeze all service benefits as of October 31, 2009. The resulting actuarial computations of the projected benefit obligation resulted in and adjustment of the 2009 expense by $962 thousand. Additionally, in accordance with *Retirement Benefits* , the prior service cost and net actuarial loss recorded in 2008 was reversed.

The Plan activity for 2009 is summarized as follows:

Beginning projected benefit obligation	$	7,911
Participant payments		(3,691)
2009 expense		1
Prior service cost and net actuarial loss reversal		(2,526)
Ending projected benefit obligation	$	1,695

As stated, all service benefits are frozen. The projected benefit obligation will accrete to the retirement date of each of the 20 active participants at the discount rate set forth in the Plan and determined each year (2009 - 5.85%).

Anticipated payments for each year ending December 31, 2010 through 2014 are: 2010 - approximately $155 thousand; 2011 - 2014 - approximately $58 thousand per year. Based on the discount rate, the 2010 expense would approximate $102 thousand.

10. LEASES

LESSEE - CAPITALIZED - The Company's subsidiaries lease certain premises under capitalized lease agreements. Leases that meet the criteria for capitalization are recorded as assets and the related obligations are included in other liabilities on the accompanying balance sheets. Amortization of property under capital lease is included in depreciation expense. Included in premises and equipment as of December 31, 2009 is $2.0 million as the capitalized cost of these leases and accumulated amortization of approximately $567 thousand.

As of December 31, 2009, future minimum lease payments under noncancelable capitalized leases are as follows:

(Table in thousands)

Year		Payments
2010	$	444
2011		444
2012		442
2013		357
2014		314
2015 and thereafter		1,455
Total minimum lease payments		3,456
Less amount representing interest		(1,809)
Present value of net minimum lease payments	$	1,647

LESSEE - OPERATING - The Company's subsidiaries lease certain premises and equipment under operating lease agreements. As of December 31, 2009, future minimum lease payments under noncancelable operating leases are as follows:

(Table in thousands)

Year		Payments
2010	$	95
2011		89
2012		60
Total	$	244

Rental expense charged to operations under all operating lease agreements was approximately $249 thousand and $811 thousand for the years ended December 31, 2009 and 2008, respectively.

In 2008, the Bank obtained an independent appraisal of its facility in Winston-Salem, North Carolina and purchased it from Salem Investors, LLC (which was a related party entity) for its appraised value of $3.8 million. The building is currently for sale.

11. OVERNIGHT AND SHORT-TERM BORROWED FUNDS

Overnight and short-term borrowed funds are summarized as follows:

(Table in thousands)	December 31,			
		2009		2008
Overnight borrowings				
Bank of Granite Corporation:				
Commercial deposits swept into commercial paper	$	-	$	12,669
Total overnight borrowings		-		12,669
Short-term borrowings				
Bank of Granite Corporation:				
Unsecured line of credit		-		2,500
Bank of Granite:				
Short-term borrowings from the Federal Home Loan Bank		**20,000**		13,000
Granite Mortgage:				
Warehouse line of credit		-		20,778
Total short-term borrowings		**20,000**		36,278
Total overnight and short-term borrowings	$	**20,000**	$	48,947

A summary of selected data related to overnight and short-term borrowed funds follows:

Overnight borrowings

(Table dollars in thousands)	December 31, 2009	December 31, 2008
Balance outstanding at end of year	$ -	$ 12,669
Maximum outstanding at any month-end during the year	**16,278**	59,090
Average daily balance outstanding during the year	**11,240**	28,306
Average interest rate during the year	**1.09%**	2.49%
Average interest rate at end of year	**N/A**	1.49%

Other short-term borrowings

(Table dollars in thousands)	December 31, 2009	December 31, 2008
Balance outstanding at end of year	$ **20,000**	$ 36,278
Maximum outstanding at any month-end during the year	**46,059**	49,870
Average daily balance outstanding during the year	**21,628**	38,317
Average interest rate during the year	**3.17%**	4.52%
Average interest rate at end of year	**2.62%**	3.93%

Prior to March 31, 2009, Granite Mortgage temporarily funded its mortgages and construction loans, from the time of origination until the time of sale, through the use of a line of credit from one of the Bank's correspondent financial institutions. As of December 31, 2008, this line of credit was $30.0 million. The line of credit was terminated and paid in full in April 2009. Granite Mortgage had intercompany borrowings with the Bank that were paid in full during the fourth quarter of 2009.

12. LONG-TERM BORROWINGS

Long-term borrowings are summarized as follows:

(Table in thousands)	December 31, 2009	December 31, 2008
Bank of Granite:		
Federal Home Loan Bank convertible advance at 5.22% due March 9, 2011 callable on or after March 9, 2006	$ **3,000**	$ 3,075
Federal Home Loan Bank fixed rate credit at 4.67% due September 20, 2010	**-**	5,000
Federal Home Loan Bank fixed rate credit at 3.31% due February 11, 2010	**-**	3,000
Federal Home Loan Bank fixed rate credit at 3.44% due June 1, 2010	**-**	1,000
Federal Home Loan Bank fixed rate credit at 1.88% due January 31, 2011	**5,000**	-
Federal Home Loan Bank fixed rate credit at 3.79% due May 31, 2011	**1,000**	1,000
Federal Home Loan Bank fixed rate credit at 2.18% due July 29, 2011	**5,000**	-
Federal Home Loan Bank fixed rate credit at 2.41% due January 30, 2012	**5,000**	-
Federal Home Loan Bank fixed rate credit at 4.04% due May 30, 2012	**1,000**	1,000
Total long-term borrowings	$ **20,000**	$ 14,075

13. MATURITIES OF TIME DEPOSITS

Principal maturities of the Bank's time deposits, including brokered time deposits of $8.2 million, as of December 31, 2009 are as follows:

(Table in thousands)

Year	Maturities
2010	$ 432,039
2011	74,708
2012	16,512
2013	13,301
Total	$ 536,560

14. BASIC EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Basic EPS excludes the dilutive effect that could occur if any securities or other contracts to issue common stock were exercised or converted into or resulted in the issuance of common stock.

(Table in thousands except per share data)	**2009**	2008
BASIC LOSS PER SHARE		
Net loss	**$ (25,620)**	$ (36,251)
Divide by: Weighted average shares outstanding	**15,454**	15,448
Basic loss per share	**$ (1.66)**	$ (2.35)

There is no dilution of earnings per share for any period as all outstanding stock option exercise prices are substantially in excess of market and are anti-dilutive.

15. REGULATION AND REGULATORY RESTRICTIONS

The Company is regulated by the Board of Governors of the Federal Reserve System ("FRB") and is subject to securities registration and public reporting regulations of the Securities and Exchange Commission. The Bank is regulated by the Federal Deposit Insurance Corporation ("FDIC"), the North Carolina State Banking Commission and the FRB.

The Company's actual capital ratios are also presented in the table:

Consolidated	Actual	Adequately Capitalized	Well Capitalized
As of December 31, 2009			
Tier I capital to average assets	**4.84%**	**4.00%**	**5.00%**
Tier I capital to risk weighted assets	**6.44%**	**4.00%**	**6.00%**
Total capital to risk weighted assets	**7.73%**	**8.00%**	**10.00%**
As of December 31, 2008			
Tier I capital to average assets	6.49%	4.00%	5.00%
Tier I capital to risk weighted assets	7.46%	4.00%	6.00%
Total capital to risk weighted assets	8.73%	8.00%	10.00%

Bank Only	Actual	Adequately Capitalized	Well Capitalized
As of December 31, 2009			
Tier I capital to average assets	**4.66%**	**4.00%**	**5.00%**
Tier I capital to risk weighted assets	**6.19%**	**4.00%**	**6.00%**
Total capital to risk weighted assets	**7.48%**	**8.00%**	**10.00%**
As of December 31, 2008			
Tier I capital to average assets	6.00%	4.00%	5.00%
Tier I capital to risk weighted assets	6.88%	4.00%	6.00%
Total capital to risk weighted assets	8.14%	8.00%	10.00%

See Note 2, "Regulatory Matters and Going Concern Considerations" for further discussion on regulatory capital matters.

16. FAIR VALUE MEASUREMENTS AND DISCLOSURES

Investment Securities Available for Sale

A significant portion of the Company's available for sale investment portfolio is government guaranteed, and the fair value measurements were estimated using independent pricing sources that were determined to be Level 2 measurements, Significant Other Observable Inputs, for the U.S. Government agencies, mortgage-backed and a portion of the equity securities. The remaining equity securities were Level 1 measurements from quoted prices in active markets. Unrealized gains and losses on securities available for sale are reflected in accumulated other comprehensive income and recognized gains and losses are reported as securities gains and losses in noninterest income.

The following table reflects investment securities available for sale measured at fair value on a recurring basis at December 31, 2009 and 2008:

		Fair Value Measurements at Reporting Date Using		
(Table in thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2009				
U.S. Government agencies	**$ 42,051**	**$ -**	**$ 42,051**	**$ -**
GNMA Mortgage-backed securities	**147,831**	**-**	**147,831**	**-**
Equities	**1,039**	**1,039**	**-**	**-**
Total investment securities available for sale	**$ 190,921**	**$ 1,039**	**$ 189,882**	**$ -**
December 31, 2008				
U.S. Government agencies	$ 46,063	$ -	$ 46,063	$ -
State and local	5,416	-	5,416	-
Equities	7,097	$ 1,643	5,454	-
Total investment securities available for sale	$ 58,576	$ 1,643	$ 56,933	$ -

Impaired Loans

The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2009, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with accounting standards for fair value measurements and disclosures, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price, the Company records the impaired loan as nonrecurring Level 2. When appraised values are used, or management determines the fair value of the collateral is impaired below the appraised value, the Company records the impaired loan as nonrecurring Level 3. At December 31, 2009, all impaired loan values were determined to be Level 3 measurements.

Other Real Estate Owned

Other real estate owned by the Bank and Granite Mortgage resulting from foreclosures is estimated at the fair value of the collateral based on a current appraised value or other management estimate and is recorded as nonrecurring Level 3. At December 31, 2009, the fair value measurements for other real estate were determined to be Level 3 measurements.

The following table reflects certain loans and other real estate measured at fair value on a nonrecurring basis at December 31, 2009 and 2008:

		Fair Value Measurements at Reporting Date Using		
(Table in thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2009				
Impaired loans (1)	**$ 26,788**	**$ -**	**$ -**	**$ 26,788**
Other real estate owned	**13,235**	**-**	**-**	**13,235**
Total assets	**$ 40,023**	**$ -**	**$ -**	**$ 40,023**
December 31, 2008				
Mortgage loans held for sale (2)	$ 16,770	$ -	$ 16,770	$ -
Impaired loans (1)	35,298	-	-	35,298
Other real estate owned	6,805	-	-	6,805
Total assets	$ 58,873	$ -	$ 16,770	$ 42,103

(1) Net of reserves and loans carried at cost.

(2) Mortgage loans held for sale were carried at the lower of cost or market or fair value. The fair value was determined to be Level 2 measurements, Significant Other Observable Inputs as the portfolio turned rapidly and current prices could be observed.

17. PARENT COMPANY CONDENSED FINANCIAL INFORMATION

Condensed financial data for Bank of Granite Corporation (parent company only) follows:

Condensed Balance Sheets *(In thousands)*	December 31, **2009**	December 31, 2008
Assets:		
Cash and cash equivalents	$ **343**	$ 13,380
Investment in subsidiary bank at equity	**45,151**	66,465
Investment in subsidiary mortgage bank at equity	**1,592**	6,665
Other	**-**	2,832
Total	$ **47,086**	$ 89,342
Liabilities and Stockholders' Equity:		
Overnight and short-term borrowings	$ **-**	$ 15,169
Other	**-**	3
Stockholders' equity	**47,086**	74,170
Total	$ **47,086**	$ 89,342

Condensed Results of Operations *(In thousands)*	For the Years Ended December 31, **2009**	For the Years Ended December 31, 2008
Equity in loss of subsidiary bank:		
Dividends	$ **-**	$ (2,257)
Loss retained	**(22,948)**	(34,425)
Equity in earnings (loss)of subsidiary mortgage bank:		
Dividends	**2,953**	-
Earnings (loss) retained	**(5,073)**	8
Income (expenses), net	**(552)**	423
Net loss	$ **(25,620)**	$ (36,251)

Condensed Cash Flow *(In thousands)*	For the Years Ended December 31, **2009**	2008
Cash flows from operating activities:		
Net loss	$ **(25,620)**	$ (36,251)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Equity in losses of subsidiaries	**25,068**	36,674
Stock-based compensation expense	**5**	15
Premium amortization and discount accretion, net	**(1)**	(3)
Losses (gains) on sales or calls of securities available for sale	**(174)**	67
Impairment losses on securities	**478**	1,104
Decrease in accrued interest receivable	**32**	-
Decrease in accrued interest payable	**-**	(1)
Decrease in other assets	**-**	1
Decrease in other liabilities	**(4)**	(2)
Net cash provided (used) by operating activities	**(216)**	1,604
Cash flows from investing activities:		
Proceeds from maturities of securities available for sale	**-**	2
Proceeds from sales of securities available for sale	**2,348**	275
Net cash provided by investing activities	**2,348**	277
Cash flows from financing activities:		
Net decrease in overnight and short-term borrowings	**(15,169)**	(7,460)
Net decrease in long-term borrowings	**-**	(2,500)
Net proceeds from issuance of common stock	**-**	138
Net dividends paid	**-**	(6,024)
Net cash used by financing activities	**(15,169)**	(15,846)
Net decrease in cash	**(13,037)**	(13,965)
Cash at beginning of year	**13,380**	27,345
Cash at end of year	$ **343**	$ 13,380
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ **139**	$ 643
Noncash investing and financing activities:		
In-kind dividend from subsidiary mortgage bank	**2,953**	-

18. COMMITMENTS AND CONTINGENCIES

The Company's subsidiaries are parties to financial instruments in the ordinary course of business. The Bank routinely enters into commitments to extend credit and issues standby letters of credit in order to meet the financing needs of its customers.

(Table in thousands)	December 31, 2009	December 31, 2008
Financial instruments whose contract amounts represent credit risk		
Commitments to extend credit	**$ 106,122**	$ 162,958
Standby letters of credit	**2,967**	4,998
Financial instruments whose notional or contract amounts are intended to hedge against interest rate risk		
Forward commitments and options to sell mortgage-backed securities	**-**	14,702

Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts outstanding do not necessarily represent future cash requirements. Standby letters of credit represent conditional commitments issued by the Bank to assure the performance of a customer to a third party.

The Bank's exposure to credit loss for commitments to extend credit and standby letters of credit is the contractual amount of those financial instruments. The Bank uses the same credit policies for making commitments and issuing standby letters of credit as it does for on-balance sheet financial instruments. Each customer's creditworthiness is evaluated on an individual case-by-case basis. The amount and type of collateral, if deemed necessary by management, is based upon this evaluation of creditworthiness. Collateral held varies, but may include marketable securities, deposits, property, plant and equipment, investment assets, inventories and accounts receivable. Management does not anticipate any significant losses as a result of these financial instruments.

In 2008, forward commitments and options to sell mortgage-backed securities were contracts for delayed delivery of securities in which Granite Mortgage agreed to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arose from the possible inability of counterparties to meet the terms of their contracts and from movements in the underlying securities' values and interest rates.

Legal Proceedings

The nature of the businesses of the Company's subsidiaries ordinarily results in a certain amount of litigation. The Company's subsidiaries are involved in various legal proceedings, all of which are considered incidental to the normal conduct of business. Management believes that the liabilities, if any, arising from these proceedings will not have a material adverse effect on the consolidated financial position or consolidated results of operations of the Company.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate the value, is based upon the characteristics of the instruments and relevant market information. Financial instruments include cash, evidence of ownership in an entity or contracts that convey or impose on an entity the contractual right or obligation to either receive or deliver cash for another financial instrument. These fair value estimates are made at December 31, based on relevant market information and information about the financial instruments. Fair value estimates are intended to represent the price for which an asset could be sold or liability could be settled. However, given there is no active market or observable market transactions for many of the Company's financial instruments, it has made estimates of many of these fair values which are subjective in nature, involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimated values. The fair value estimates are determined in accordance with the accounting standards for *Fair Value Measurements and Disclosures*.

(Table in thousands)	**December 31, 2009**		December 31, 2008	
	Carrying Amount	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	**$ 73,374**	**$ 73,374**	$ 48,983	$ 48,983
Investment securities	**190,921**	**190,921**	82,203	82,868
Bank owned life insurance	**4,106**	**4,106**	31,278	31,278
Mortgage loans held for sale	**-**	**-**	16,770	16,949
Loans (1)	**747,182**	**752,000**	923,343	929,447
Market risk/liquidity adjustment	**-**	**(40,000)**	-	(45,000)
Net loans	**747,182**	**712,000**	923,343	884,447
Liabilities:				
Demand deposits	**430,045**	**430,045**	494,394	494,394
Time deposits	**536,560**	**539,000**	497,428	509,447
Overnight and short-term borrowings	**20,000**	**20,000**	48,947	48,947
Long-term borrowings	**20,000**	**21,000**	14,075	15,158

(1) Loan fair values are based on a hypothetical exit price, which does not represent the estimated intrinsic value of the loan if held for investment. The assumptions used are expected to approximate those that a market participant purchasing the loans would use to value the loans, including a market risk premium and liquidity discount.

Estimating the fair value of the loan portfolio when loan sales and trading markets are illiquid, are for certain loan types, or are nonexistent, requires significant judgment. Therefore, the estimated fair value can vary significantly depending on a market participant's ultimate considerations and assumptions. The final value yields a market participant's expected return on investment that is indicative of the current distressed market conditions, but it does not take into consideration the Company's estimated value from continuing to hold these loans or its lack of willingness to transact at these estimated values.

The Company estimated fair value based on estimated future cash flows discounted at current origination rates for loans with similar terms and credit quality. The estimated values in 2009 are a function of higher credit spreads, partially offset by lower risk-free interest rates. However, the values derived from origination rates at the end of 2009 likely do not represent exit prices due to the distressed market conditions; therefore, incremental market risks and liquidity discounts ranging from 2% to 25%, depending on the nature of the loans, were subtracted to reflect the illiquid and distressed market conditions as of December 31, 2009. The discounted value is a function of a market participant's required yield in the current environment and is not a reflection of the expected cumulative losses on the loans.

The book values of cash and due from banks, federal funds sold, interest-bearing deposits, accrued interest receivable, overnight borrowings, accrued interest payable and other liabilities are considered to be equal to fair values as a result of the short-term nature of these items. The fair values of investment securities are based on quoted market prices, dealer quotes and prices obtained from independent pricing services. The fair value of time deposits, other borrowings, commitments and guarantees is estimated based on present values using applicable risk-adjusted spreads to the U.S. Treasury curve to approximate current entry-value interest rates applicable to each category of such financial instruments.

Demand deposits are shown at their face value.

20. OPERATING SEGMENTS

The Company's operations are divided into three reportable business segments: Community Banking, Mortgage Banking and Other. These operating segments have been identified based on the Company's organizational structure. The segments require unique technology and marketing strategies and offer different products and services. While the Company is managed as an integrated organization, individual executive managers are held accountable for the operations of these business segments.

The Company measures and presents information for internal reporting purposes in a variety of different ways. Information for the Company's reportable segments is available based on organizational structure, product offerings and customer relationships. The internal reporting system presently utilized by management in the planning and measuring of operating activities, as well as the system to which most managers are held accountable, is based on organizational structure.

The Company emphasizes revenue growth by focusing on client service, sales effectiveness and relationship management. The segment results contained herein are presented based on internal management accounting policies that were designed to support these strategic objectives. Unlike financial accounting, there is no comprehensive authoritative body of guidance for management accounting equivalent to generally accepted accounting principles. Therefore, the performance of the segments is not necessarily comparable with the Company's consolidated results or with similar information presented by other financial institutions. Additionally, because of the interrelationships of the various segments, the information presented is not indicative of how the segments would perform if they operated as independent entities.

COMMUNITY BANKING

The Company's Community Banking segment serves individual and business customers by offering a variety of loan and deposit products and other financial services.

MORTGAGE BANKING

During 2009, Granite Mortgage ceased mortgage originations, as previously reported. The current activity is related to the resolution of residual assets and settling existing contractual obligations.

The 2008 financial statements include the following items, which are not deemed significant for expanded disclosure herein, because they are insignificant to the 2008 financial statements. The balance sheet reflects $16.8 million loans held for sale and $20.8 million outstanding on a mortgage warehouse line of credit; the footnotes disclosed $44.5 million notional mortgage pipeline positions (derivatives) with immaterial fair values.

OTHER

The Company's Other segment historically represented certain treasury and administration activities that have been discontinued during 2009. Included in this segment are certain investments and commercial paper issued to the Bank's commercial sweep account customers.

The following table presents selected financial information for reportable business segments for the years ended December 31, 2009 and 2008.

(Table in thousands)	**2009**	2008
COMMUNITY BANKING		
Net interest income	$ **30,071**	$ 34,345
Provision for loan losses	**28,644**	30,143
Total other income	**8,452**	7,988
Total other expenses	**38,627**	41,773
Loss before income tax expense (benefit)	**(28,748)**	(29,583)
Net loss	**(22,948)**	(34,425)
Identifiable segment assets	**1,058,522**	1,112,029
MORTGAGE BANKING		
Net interest income	**1,389**	3,158
Provision for loan losses	**89**	85
Total other income	**747**	3,560
Total other expenses	**4,167**	6,870
Loss before income tax benefit	**(2,120)**	(237)
Net income (loss)	**(2,120)**	8
Identifiable segment assets	**1,562**	31,885
ALL OTHER		
Net interest expense	**(38)**	(333)
Total other income	**(312)**	(1,170)
Total other expenses	**202**	331
Loss before income tax benefit	**(552)**	(1,834)
Net loss	**(552)**	(1,834)
Identifiable segment assets	**-**	3,041
TOTAL SEGMENTS		
Net interest income	**31,422**	37,170
Provision for loan losses	**28,733**	30,228
Total other income	**8,887**	10,378
Total other expenses	**42,996**	48,974
Loss before income tax expense (benefit)	**(31,420)**	(31,654)
Net loss	**(25,620)**	(36,251)
Identifiable segment assets	**1,060,084**	1,146,955

ITEM 9 - CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements with accountants on accounting and financial disclosures as described in Item 304 of Regulation S-K.

ITEM 9A - CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2009, the end of the period covered by this Annual Report on Form 10-K, an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was performed under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer. Based upon, and as of the date of this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Changes in Internal Control over Financial Reporting

Management of the Company has evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, changes in the Company's internal control over financial reporting (as defined in rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the quarter ended December 31, 2009. Based upon that evaluation, management has determined that there have been no changes to the Company's internal control over financial reporting that occurred during the Company's fourth quarter of 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed under the supervision of the Company's CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Management has made a comprehensive review, evaluation and assessment of the Company's internal control over financial reporting as of December 31, 2009. In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework* . In accordance with Section 404 of the Sarbanes-Oxley Act of 2002, management makes the following assertions:

- Management has implemented a process to monitor and assess both the design and operating effectiveness of internal control over financial reporting.
- All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
- The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, it used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commissions (COSO) in *Internal Control—Integrated Framework* . Based on that assessment, we believe that, as of December 31, 2009, the Company's internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange commission that permit the Company to provide only management's report in this annual report.

ITEM 9B - OTHER INFORMATION

Jefferson C. Easley, Senior Vice President and Chief Credit Officer of the Bank, resigned from his position with the Bank effective December 11, 2009.

PART III

ITEM 10 - DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is set forth in our definitive proxy materials to be filed in connection with our 2010 ANNUAL MEETING OF STOCKHOLDERS, under the captions "Information About the Board of Directors and Committees of the Board," "Directors/Nominees and Nondirector Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Ethics Policy." The information required by this item contained in such definitive proxy materials is incorporated herein by reference.

ITEM 11 - EXECUTIVE COMPENSATION

The information required by this item is set forth in our definitive proxy materials to be filed in connection with our 2010 ANNUAL MEETING OF STOCKHOLDERS, under the captions "Summary Compensation Table," "Grant of Plan-Based Awards," "Outstanding Equity Awards at Fiscal Year-end," "Option Exercises and Stock Vested," "Salary Continuation Plan," and "Potential Payments Upon Termination or Change of Control." The information required by this item contained in such definitive proxy materials is incorporated herein by reference.

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is set forth in our definitive proxy materials to be filed in connection with our 2010 ANNUAL MEETING OF STOCKHOLDERS, under the captions "Principal Holders of Voting Securities," "Directors/Nominees and Nondirector Executive Officers" and "Potential Payments Upon Termination or Change of Control." The information required by this item contained in such definitive proxy materials is incorporated herein by reference.

The following table sets forth information as of December 31, 2009 regarding shares of our common stock that may be issued upon exercise of options previously granted and currently outstanding under our stock option plans, as well as the number of shares available for the grant of options that had not been granted as of that date.

	(a) Number of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price Of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans --			
Approved by security holders	50,327	$10.46	743,300
Not approved by security holders	-0-	n/a	n/a
Total	50,327	$10.46	743,300

We suspended our common stock repurchase plan in 2007, which we historically used to (1) reduce the number of shares outstanding when our share price in the market makes repurchases advantageous and (2) manage capital levels. Therefore, there were no share repurchase transactions for the quarter ended December 31, 2009.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is set forth in our definitive proxy materials to be filed in connection with our 2010 ANNUAL MEETING OF STOCKHOLDERS, under the caption "Information About Board of Directors and Committees of the Board" and "Transactions With Officers and Directors." The information required by this item contained in such definitive proxy materials is incorporated herein by reference.

ITEM 14 - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is set forth in our definitive proxy materials filed in connection with our 2010 ANNUAL MEETING OF STOCKHOLDERS, under the caption "Ratification of Selection of Accountants." The information required by this item contained in such definitive proxy materials is incorporated herein by reference.

PART IV

ITEM 15 - EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

* Exhibits incorporated by reference into this filing were filed with the Securities and Exchange Commission. We provide these documents through our Internet site at www.bankofgranite.com or by mail upon request to Investor Relations, Bank of Granite Corporation, P.O. Box 128, Granite Falls, North Carolina 28630.

(a)1. Financial Statements

The information required by this item is set forth under Item 8.

2. Financial Statement Schedules

The information required by this item is set forth in the "Notes to Consolidated Financial Statements" under Item 8.

3. Exhibits

3.1 Certificate of Incorporation, as amended

Bank of Granite Corporation's Restated Certificate of Incorporation, filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q dated May 9, 2006, is incorporated herein by reference.

3.2 Bylaws of the Registrant, as amended

Bank of Granite Corporation's Amended and Restated Bylaws, filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated April 28, 2008, is incorporated herein by reference.

4. Instruments defining the rights of holders

4.1 Form of stock certificate for Bank of Granite Corporation's common stock, filed as Exhibit 4.1 to our Registration Statement on Form S-4 (Registration Statement No. 333-104233) on April 1, 2003, is incorporated herein by reference.

4.2 Articles 5, 6, 7, 10 and 13 of the Restated Certificate of Incorporation of Bank of Granite Corporation (included in Exhibit 3.1 hereto).

10. Material Contracts

10.1 Bank of Granite Employees' Profit Sharing Plan and Trust, as amended, filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (Registration Statement No. 333-102383) on January 7, 2003, is incorporated herein by reference.

10.2 Agreement between Bank of Granite and D. Mark Stephens, dated October 23, 2009.**

10.3 Written Description of Director Compensation pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K, dated August 24, 2009.

10.4 Consulting Agreement, dated December 19, 2005, between the Bank and John A. Forlines, Jr. filed as Exhibit 10.1 to our Current Report on Form 8-K dated December 19, 2005, is incorporated herein by reference.

10.5	Bank of Granite Corporation's 2007 Stock Incentive Plan, filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q dated August 9, 2007, is incorporated herein by reference.**
10.6	Summary of Agreement between Bank of Granite and Jerry A. Felts, Chief Operating Officer and Chief Financial Officer, effective as of July 1, 2009.**
10.7	Form of Amended and Restated Bank of Granite Salary Continuation Plan, effective January 1, 2008 filed as Exhibit 10.7 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 is incorporated herein by reference.**
10.8	Amended and Restated Change of Control Agreement, dated December 19, 2008, between the Company and R. Scott Anderson, filed as Exhibit 10.8 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 is incorporated herein by reference.**
10.9	Amended and Restated Change of Control Agreement, dated December 19, 2008, between the Company and Samuel M. Black, filed as Exhibit 10.11 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 is incorporated herein by reference.**
10.10	Amended and Restated Change of Control Agreement, dated December 19, 2008, between the Company and D. Mark Stephens.**
10.11	Stipulation and Consent between Bank of Granite and the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks and related Order to Cease and Desist, filed as Exhibit 10.1 to our Current Report on Form 8-K, dated August 27, 2009, is incorporated herein by reference.
10.12	Amendment to Bank of Granite Salary Continuation Plan, effective November 1, 2009, filed as Exhibit 10.1 to our Current Report on Form 8-K, dated October 30, 2009, is incorporated herein by reference.**
14.	Ethics Policy, dated March 8, 2004, filed as Exhibit 14 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 is incorporated herein by reference.
21.	Subsidiaries of the Registrant
	The information required by this item is also set forth under Item 8, Note 1, "Summary of Significant Accounting Policies."
23.1	Consent of Dixon Hughes PLLC
31.1	Chief Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002
31.2	Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002
32.1	Chief Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

** Management Compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF GRANITE CORPORATION

By: /s/ R. Scott Anderson
R. Scott Anderson
Chief Executive Officer
March 31, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ R. Scott Anderson R. Scott Anderson	Chief Executive Officer and President	March 31, 2010
/s/ Jerry A. Felts Jerry A. Felts	Chief Operating Officer and Chief Financial Officer	March 31, 2010
/s/ John N. Bray John N. Bray	Chairman and Director	March 31, 2010
/s/ R. Scott Anderson R. Scott Anderson	Director	March 31, 2010
/s/ Joseph D. Crocker Joseph D. Crocker	Director	March 31, 2010
/s/ Leila N. Erwin Leila N. Erwin	Director	March 31, 2010
/s/ Paul M. Fleetwood, III Paul M. Fleetwood, III	Director	March 31, 2010
/s/ Hugh R. Gaither Hugh R. Gaither	Director	March 31, 2010
/s/ James Y. Preston James Y. Preston	Director	March 31, 2010
/s/ Boyd C. Wilson, Jr. Boyd C. Wilson, Jr.	Director	March 31, 2010

Bank of Granite Corporation
Exhibit Index

Exhibit		Begins on Page
3.1	Bank of Granite Corporation's Certificate of Incorporation	*
3.2	Bank of Granite Corporation's Bylaws	*
4.1	Form of stock certificate	*
4.2	Articles 5, 6, 7, 10 and 13 of the Restated Certificate of Incorporation	*
10.1	Bank of Granite Employees' Profit Sharing Plan and Trust	*
10.2	Agreement between Bank of Granite and D. Mark Stephens**	Filed herewith
10.3	Written Description of Director Compensation	Filed herewith
10.4	Consulting Agreement between the Company and John A. Forlines, Jr.	*
10.5	Bank of Granite Corporation's 2007 Stock Incentive Plan**	*
10.6	Summary of Agreement between Bank of Granite and Jerry A. Felts**	Filed herewith
10.7	Form of Amended and Restated Bank of Granite Salary Continuation Plan**	*
10.8	Amended and Restated Change of Control Agreement between the Company and R. Scott Anderson**	*
10.9	Amended and Restated Change of Control Agreement between the Company and Samuel M. Black**	*
10.10	Amended and Restated Change of Control Agreement between the Company and D. Mark Stephens**	Filed herewith
10.11	Stipulation and Consent between Bank of Granite and the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks and related Order to Cease and Desist	*
10.12	Amendment to Bank of Granite Salary Continuation Plan**	*
14	Ethics Policy	*
21	Subsidiaries of the Registrant	Filed herewith
23.1	Consent of Independent Auditors	Filed herewith
31.1	Chief Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Chief Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.2	Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

* Incorporated herein by reference

** Management compensatory plan or arrangement

Stockholder Information

COMMON STOCK

Bank of Granite Corporation's (the "Company's") common stock trades on the NASDAQ Global Select Market under the symbol "GRAN". Price and volume information is contained in *The Wall Street Journal* and most major daily newspapers in the NASDAQ section.

ANNUAL MEETING

The Annual Meeting of the stockholders of Bank of Granite Corporation will be held at 10:30 am, Monday, April 26, 2010, at the Crowne Plaza (formerly Holiday Inn Select), 1385 Lenoir Rhyne Boulevard Southeast, Hickory, North Carolina (located off Interstate 40 at Exit 125).

COPIES OF EXHIBITS TO FORM 10-K

Copies of Bank of Granite Corporation's exhibits to its Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by stockholders at no charge from the Company's Internet site at www.bankofgranite.com or by searching the "EDGAR" archives at the SEC's Internet site at www.sec.gov or by writing:

Samuel M. Black, Secretary
Bank of Granite Corporation
Post Office Box 128
Granite Falls, North Carolina 28630
Email: sblack@bankofgranite.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Dixon Hughes PLLC
6525 Morrison Boulevard, Suite 516
Charlotte, North Carolina 28211

STOCKHOLDER INFORMATION

For additional information, contact:
Kathy K. Starnes
Stockholder Relations
Bank of Granite Corporation
Post Office Box 128
Granite Falls, North Carolina 28630
Telephone: 828.496.2020
Email: kstarnes@bankofgranite.com

STOCK TRANSFER AGENT & REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
Telephone: 908.497.2300 or 800.368.5948

For responses to Frequently Asked Questions ("FAQ's") about stock transfers, dividend payments, and other issues, visit our Transfer Agent's web site at www.rtco.com.

DIVIDEND REINVESTMENT

Record holders (not held by broker) of 100 shares or more of Bank of Granite Corporation stock are eligible to participate in the Company's Dividend Reinvestment Plan, a convenient and economical way to purchase additional shares of Bank of Granite Corporation common stock. For an informational folder and authorization form or to receive additional information on this plan, contact Registrar and Transfer Company (see "STOCK TRANSFER AGENT AND REGISTRAR" above).

EQUAL OPPORTUNITY EMPLOYER

The Company provides equal employment opportunity for all qualified and legal employees and applicants regardless of race, religion, color, sex, national origin, age, veteran status, or disability (physical or mental impairment), to the extent that the Company is able to make reasonable accommodation to those with disabilities, in accordance with applicable federal laws. In addition, the Company complies with applicable state and local laws governing non-discrimination in employment in every facility. This policy applies to all terms and conditions of employment including, but not limited to, hiring, placement, promotion, termination, layoff, recall, transfer, leave of absence, compensation, benefits, and training.

MARKET INFORMATION

Bank of Granite Corporation operates an independent community bank based in the Catawba Valley Unifour, serving customers from the High Country of the Blue Ridge Mountains, throughout the Foothills, and into the Piedmont and the Charlotte Metro area.

NOTES

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